Semiannual Report

June 30, 2012

Ivy Funds Variable Insurance Portfolios
Pathfinder Aggressive
Pathfinder Conservative
Pathfinder Moderate
Pathfinder Moderately Aggressive
Pathfinder Moderately Conservative
Asset Strategy
Balanced
Bond
Core Equity
Dividend Opportunities
Energy
Global Bond
Global Natural Resources

Growth
High Income
International Core Equity
International Growth
Limited-Term Bond
Micro Cap Growth
Mid Cap Growth
Money Market
Real Estate Securities
Science and Technology
Small Cap Growth
Small Cap Value
Value



CONTENTS
Ivy Funds VIP



Henry J. Herrmann, CFA

Dear Shareholder,

The sluggish U.S. recovery along with global economic, financial and political concerns have weighed on investor confidence and continued to drive volatility across financial markets in the six months since our last report to you. While equities are trading above where they were at the start of 2012, the ride has not been smooth, illustrating once again the importance of taking a long view of the markets.

Signs of recovery late in calendar 2011, and record warm temperatures pulling economic activity from the second quarter into the first, allowed equities to post gains through the first quarter of the calendar year. However, some of these gains were eliminated when investors became concerned about Europe's inability to deal with the continent's sovereign debt crisis. That concern peaked as Greece successfully wrestled through an election process that could have opened the door to that country's departure from the European Union — an event that might have become the first in a series of dominos leading to the eurozone's eventual dissolution.

Although equities have recovered some of the loss as European officials have made some progress toward addressing the continent's problems, the pace of movement has been discouragingly slow. Meanwhile, growth concerns have returned in the U.S. Joblessness has remained stuck above 8 percent. GDP forecasts over the rest of the year have been lowered, now ranging in the 1.0 to 1.5 percent area, versus previous forecasts of 2.5 percent.

Uncertainty, and the related investor flight to safety, may be most apparent in U.S. Treasury yields, with the 10-year Treasury at 1.67 percent on June 29, 2012. It is important to keep in mind, however, that the S&P 500 Index has increased over the past six months, as shown in the table, in spite of all the confusion. This is attributable to very attractive valuations and still strong profit performance by corporations.

Looking ahead, we are likely to face more challenges. European officials still have far to go in addressing important issues related not only to the sovereign debt crisis, but also in the European banking system. Additionally, on the international front, we will stay attuned to China's economic growth in the second half of the year amid concerns that growth there is slowing. Finally, there is the U.S. presidential election, which may lead to increasingly heated rhetoric.

We will continue monitoring these and other economic developments in the months ahead but will be paying special attention to the election, which we continue to believe will be among the most important in recent history.

Economic Snapshot

	6/30/12	12/31/11
S&P 500 Index	1,362.16	1,257.60
MSCI EAFE Index	1,423.38	1,412.55
10-Year Treasury Yield	1.67%	1.89%
U.S. unemployment rate	8.2%	8.5%
30-year fixed mortgage rate	3.69%	4.00%
Oil price per barrel	$84.96	$98.83

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in an index. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership, and encourage you to share in our optimism for the future.

Respectfully,

Henry J. Herrmann, CFA
President

Past performance is no guarantee of future results. The opinions expressed in this letter are those of the President of the Ivy Funds Variable Insurance Portfolios and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2012.

Actual Expenses

The first section in the following table provides information about actual investment values and actual expenses. You may use the information in this section, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

Ivy Funds VIP

(UNAUDITED)

Portfolio	Actual[(1)] Beginning Account Value 12-31-11	Actual[(1)] Ending Account Value 6-30-12	Actual[(1)] Expenses Paid During Period*	Hypothetical[(2)] Beginning Account Value 12-31-11	Hypothetical[(2)] Ending Account Value 6-30-12	Hypothetical[(2)] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Pathfinder Aggressive	$1,000	$1,048.10	$0.41	$1,000	$1,024.42	$0.40	0.09%
Pathfinder Conservative	$1,000	$1,033.90	$0.41	$1,000	$1,024.50	$0.40	0.07%
Pathfinder Moderate	$1,000	$1,041.80	$0.20	$1,000	$1,024.66	$0.20	0.04%
Pathfinder Moderately Aggressive	$1,000	$1,045.30	$0.20	$1,000	$1,024.65	$0.20	0.04%
Pathfinder Moderately Conservative	$1,000	$1,039.00	$0.31	$1,000	$1,024.58	$0.30	0.06%
Asset Strategy	$1,000	$1,060.40	$5.15	$1,000	$1,019.90	$5.05	1.00%
Balanced	$1,000	$1,068.40	$5.27	$1,000	$1,019.77	$5.15	1.02%
Bond	$1,000	$1,028.80	$3.96	$1,000	$1,020.95	$3.94	0.79%
Core Equity	$1,000	$1,104.70	$5.16	$1,000	$1,020.01	$4.95	0.97%
Dividend Opportunities	$1,000	$1,077.40	$5.30	$1,000	$1,019.81	$5.15	1.01%
Energy	$1,000	$ 924.20	$5.97	$1,000	$1,018.63	$6.26	1.25%
Global Bond	$1,000	$1,029.30	$4.06	$1,000	$1,020.89	$4.04	0.80%
Global Natural Resources	$1,000	$ 922.30	$6.63	$1,000	$1,018.00	$6.96	1.38%
Growth	$1,000	$1,070.20	$5.07	$1,000	$1,020.01	$4.95	0.97%
High Income	$1,000	$1,096.10	$4.72	$1,000	$1,020.37	$4.55	0.90%
International Core Equity	$1,000	$1,012.80	$5.94	$1,000	$1,018.94	$5.96	1.19%
International Growth	$1,000	$1,056.70	$5.96	$1,000	$1,019.06	$5.86	1.16%
Limited-Term Bond	$1,000	$1,017.70	$4.04	$1,000	$1,020.82	$4.04	0.81%
Micro Cap Growth	$1,000	$1,117.50	$7.20	$1,000	$1,018.04	$6.86	1.37%
Mid Cap Growth	$1,000	$1,048.60	$5.94	$1,000	$1,019.08	$5.86	1.16%
Money Market	$1,000	$1,000.10	$1.50	$1,000	$1,023.38	$1.52	0.30%
Real Estate Securities	$1,000	$1,141.40	$7.39	$1,000	$1,018.00	$6.96	1.38%
Science and Technology	$1,000	$1,173.70	$6.30	$1,000	$1,019.08	$5.86	1.16%
Small Cap Growth	$1,000	$1,059.70	$5.87	$1,000	$1,019.12	$5.75	1.15%
Small Cap Value	$1,000	$1,062.10	$6.08	$1,000	$1,018.99	$5.96	1.18%
Value	$1,000	$1,083.50	$5.31	$1,000	$1,019.80	$5.15	1.02%

**Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended June 30, 2012, and divided by 366.*

(1)This section uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Account Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only.

Pathfinder Portfolios

Pathfinder Aggressive – Asset Allocation

Ivy Funds VIP Growth	20.3%
Ivy Funds VIP Limited-Term Bond	15.0%
Ivy Funds VIP International Core Equity	13.1%
Ivy Funds VIP Dividend Opportunities	12.2%
Ivy Funds VIP International Growth	10.8%
Ivy Funds VIP Small Cap Value	7.8%
Ivy Funds VIP Value	7.0%
Ivy Funds VIP Bond	5.1%
Ivy Funds VIP Mid Cap Growth	4.8%
Ivy Funds VIP Small Cap Growth	2.9%
Cash and Cash Equivalents	1.0%

Pathfinder Conservative – Asset Allocation

Ivy Funds VIP Bond	29.9%
Ivy Funds VIP Money Market	19.7%
Ivy Funds VIP Dividend Opportunities	17.1%
Ivy Funds VIP Growth	12.0%
Ivy Funds VIP Limited-Term Bond	9.9%
Ivy Funds VIP International Core Equity	4.6%
Ivy Funds VIP Value	2.0%
Ivy Funds VIP Mid Cap Growth	1.9%
Ivy Funds VIP Small Cap Value	1.0%
Ivy Funds VIP Small Cap Growth	1.0%
Cash and Cash Equivalents	0.9%

Pathfinder Moderate – Asset Allocation

Ivy Funds VIP Dividend Opportunities	15.3%
Ivy Funds VIP Growth	15.1%
Ivy Funds VIP Bond	15.1%
Ivy Funds VIP Limited-Term Bond	15.0%
Ivy Funds VIP Money Market	9.9%
Ivy Funds VIP International Core Equity	7.5%
Ivy Funds VIP International Growth	6.9%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Small Cap Value	3.9%
Ivy Funds VIP Mid Cap Growth	3.9%
Ivy Funds VIP Small Cap Growth	1.9%
Cash and Cash Equivalents	0.5%

Pathfinder Moderately Aggressive – Asset Allocation

Ivy Funds VIP Dividend Opportunities	15.3%
Ivy Funds VIP Growth	15.2%
Ivy Funds VIP Limited-Term Bond	15.1%
Ivy Funds VIP Bond	10.2%
Ivy Funds VIP International Growth	9.9%
Ivy Funds VIP International Core Equity	9.5%
Ivy Funds VIP Small Cap Value	6.9%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP Money Market	5.0%
Ivy Funds VIP Mid Cap Growth	4.9%
Ivy Funds VIP Small Cap Growth	2.9%
Cash and Cash Equivalents	0.1%

Pathfinder Moderately Conservative – Asset Allocation

Ivy Funds VIP Bond	25.0%
Ivy Funds VIP Dividend Opportunities	15.2%
Ivy Funds VIP Money Market	14.8%
Ivy Funds VIP Growth	14.1%
Ivy Funds VIP Limited-Term Bond	10.0%
Ivy Funds VIP Value	5.0%
Ivy Funds VIP International Growth	4.9%
Ivy Funds VIP International Core Equity	4.7%
Ivy Funds VIP Mid Cap Growth	3.8%
Ivy Funds VIP Small Cap Value	1.0%
Ivy Funds VIP Small Cap Growth	1.0%
Cash and Cash Equivalents	0.5%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Portfolios' prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

Pathfinder Portfolios *(in thousands)* JUNE 30, 2012 (UNAUDITED)

Pathfinder Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	594	$ 3,409
Ivy Funds VIP Dividend Opportunities	1,194	8,233
Ivy Funds VIP Growth	1,356	13,672
Ivy Funds VIP International Core Equity	617	8,856
Ivy Funds VIP International Growth	962	7,290
Ivy Funds VIP Limited-Term Bond	1,983	10,150
Ivy Funds VIP Mid Cap Growth	413	3,257
Ivy Funds VIP Small Cap Growth	202	1,950
Ivy Funds VIP Small Cap Value	366	5,259
Ivy Funds VIP Value	867	4,717
TOTAL AFFILIATED MUTUAL FUNDS – 99.0%		**$ 66,793**
(Cost: $70,389)		
SHORT-TERM SECURITIES – 0.9%	**Principal**	
Master Note		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (A)	$ 593	**$ 593**
(Cost: $593)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$ 67,386**
(Cost: $70,982)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**69**
NET ASSETS – 100.0%		**$ 67,455**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$66,793	$ —	$ —
Short-Term Securities	—	593	—
Total	$66,793	$593	$ —

Pathfinder Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	5,256	$ 30,156
Ivy Funds VIP Dividend Opportunities	2,487	17,153
Ivy Funds VIP Growth	1,194	12,042
Ivy Funds VIP International Core Equity	325	4,663
Ivy Funds VIP Limited-Term Bond	1,949	9,976
Ivy Funds VIP Mid Cap Growth	243	1,918
Ivy Funds VIP Money Market	19,786	19,786
Ivy Funds VIP Small Cap Growth	99	956
Ivy Funds VIP Small Cap Value	67	969
Ivy Funds VIP Value	364	1,983
TOTAL AFFILIATED MUTUAL FUNDS – 99.1%		**$ 99,602**
(Cost: $97,665)		
SHORT-TERM SECURITIES – 0.6%	**Principal**	
Master Note		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (A)	$ 562	**$ 562**
(Cost: $562)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$100,164**
(Cost: $98,227)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**324**
NET ASSETS – 100.0%		**$100,488**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$99,602	$ —	$ —
Short-Term Securities	—	562	—
Total	$99,602	$562	$ —

See Accompanying Notes to Financial Statements.

Pathfinder Moderate

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	17,297	$ 99,233
Ivy Funds VIP Dividend Opportunities	14,455	99,687
Ivy Funds VIP Growth	9,833	99,175
Ivy Funds VIP International Core Equity	3,424	49,167
Ivy Funds VIP International Growth	5,938	44,986
Ivy Funds VIP Limited-Term Bond	19,237	98,489
Ivy Funds VIP Mid Cap Growth	3,206	25,270
Ivy Funds VIP Money Market	65,108	65,108
Ivy Funds VIP Small Cap Growth	1,303	12,599
Ivy Funds VIP Small Cap Value	1,777	25,524
Ivy Funds VIP Value	6,000	32,651

TOTAL AFFILIATED MUTUAL FUNDS – 99.5%	$651,889

(Cost: $640,668)

SHORT-TERM SECURITIES – 0.2%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (A)	$ 1,127	$ 1,127

(Cost: $1,127)

TOTAL INVESTMENT SECURITIES – 99.7%	$653,016

(Cost: $641,795)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%	2,159

NET ASSETS – 100.0%	$655,175

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$651,889	$ —	$ —
Short-Term Securities	—	1,127	—
Total	$651,889	$1,127	$ —

Pathfinder Moderately Aggressive

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	14,371	$ 82,447
Ivy Funds VIP Dividend Opportunities	18,022	124,288
Ivy Funds VIP Growth	12,258	123,637
Ivy Funds VIP International Core Equity	5,340	76,686
Ivy Funds VIP International Growth	10,580	80,155
Ivy Funds VIP Limited-Term Bond	23,976	122,754
Ivy Funds VIP Mid Cap Growth	4,998	39,400
Ivy Funds VIP Money Market	40,577	40,577
Ivy Funds VIP Small Cap Growth	2,438	23,573
Ivy Funds VIP Small Cap Value	3,879	55,712
Ivy Funds VIP Value	7,481	40,713

TOTAL AFFILIATED MUTUAL FUNDS – 99.9%	$809,942

(Cost: $809,028)

SHORT-TERM SECURITIES – 0.2%	Principal	
Master Note		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (A)	$ 1,303	$ 1,303

(Cost: $1,303)

TOTAL INVESTMENT SECURITIES – 100.1%	$811,245

(Cost: $810,331)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)	(267)

NET ASSETS – 100.0%	$810,978

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$809,942	$ —	$ —
Short-Term Securities	—	1,303	—
Total	$809,942	$1,303	$ —

See Accompanying Notes to Financial Statements.

Pathfinder Moderately Conservative

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Funds VIP Bond	9,501	$ 54,506
Ivy Funds VIP Dividend Opportunities	4,766	32,870
Ivy Funds VIP Growth	3,026	30,522
Ivy Funds VIP International Core Equity	706	10,136
Ivy Funds VIP International Growth	1,399	10,597
Ivy Funds VIP Limited-Term Bond	4,227	21,641
Ivy Funds VIP Mid Cap Growth	1,057	8,334
Ivy Funds VIP Money Market	32,190	32,190
Ivy Funds VIP Small Cap Growth	215	2,078
Ivy Funds VIP Small Cap Value	147	2,105
Ivy Funds VIP Value	1,978	10,767

TOTAL AFFILIATED MUTUAL FUNDS – 99.5%   **$215,746**

(Cost: $212,230)

SHORT-TERM SECURITIES – 0.4%	Principal	

Master Note
Toyota Motor Credit Corporation,
0.136%, 7–2–12 (A) $ 853 $ 853

(Cost: $853)

TOTAL INVESTMENT SECURITIES – 99.9%   **$216,599**

(Cost: $213,083)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%   305

NET ASSETS – 100.0%   **$216,904**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$215,746	$ —	$ —
Short-Term Securities	—	853	—
Total	$215,746	$853	$ —

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**82.8%**
Consumer Discretionary	32.1%
Information Technology	15.5%
Financials	12.3%
Energy	11.8%
Industrials	4.9%
Health Care	3.6%
Consumer Staples	2.1%
Materials	0.5%
Bullion (Gold)	**9.0%**
Purchased Options	**0.3%**
Bonds	**6.0%**
Corporate Debt Securities	4.7%
Senior Loans	1.2%
United States Government and Government Agency Obligations	0.1%
Cash and Cash Equivalents	**1.9%**

Country Weightings

North America	**38.6%**
United States	38.6%
Other North America	0.0%
Europe	**29.8%**
United Kingdom	11.0%
Germany	7.0%
Other Europe	11.8%
Pacific Basin	**20.3%**
China	13.3%
Hong Kong	5.0%
Other Pacific Basin	2.0%
Bullion (Gold)	**9.0%**
South America	**0.1%**
Cash and Cash Equivalents and Options	**2.2%**

Top 10 Equity Holdings

Company	Country	Sector
Wynn Resorts, Limited	United States	Consumer Discretionary
ConocoPhillips	United States	Energy
Volkswagen AG	Germany	Consumer Discretionary
Sands China Ltd.	China	Consumer Discretionary
Delta Topco Limited	United Kingdom	Consumer Discretionary
Apple Inc.	United States	Information Technology
Compagnie Financiere Richemont S.A.	Switzerland	Consumer Discretionary
Baidu.com, Inc., ADR	China	Information Technology
ASML Holding N.V., Ordinary Shares	Netherlands	Information Technology
CBS Corporation, Class B	United States	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Asset Strategy (in thousands)   JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Apparel, Accessories & Luxury Goods – 4.1%		
Compagnie Financiere Richemont S.A. (A)	643	$ 35,294
Prada S.p.A. (A)(B)	447	3,014
Prada S.p.A. (A)(B)(C)	1,875	12,650
		50,958
Application Software – 0.6%		
Intuit Inc.	117	6,914
Asset Management & Custody Banks – 3.4%		
Apollo Global Management, LLC	651	8,076
Blackstone Group L.P. (The)	1,287	16,819
Carlyle Group L.P. (The) (B)	440	9,869
KKR & Co. L.P.	608	7,841
		42,605
Automobile Manufacturers – 4.1%		
Bayerische Motoren Werke AG (A)	358	25,886
Hyundai Motor Company (A)	117	24,019
		49,905
Broadcasting – 2.3%		
CBS Corporation, Class B	861	28,224
Casinos & Gaming – 10.1%		
Sands China Ltd. (A)	1,498	4,819
Sands China Ltd. (A)(C)	12,791	41,150
Wynn Macau, Limited (A)	6,538	15,427
Wynn Resorts, Limited	606	62,844
		124,240
Communications Equipment – 0.9%		
Cisco Systems, Inc.	634	10,881
Computer Hardware – 3.1%		
Apple Inc. (B)	65	37,668
Construction & Farm Machinery & Heavy Trucks – 2.9%		
Caterpillar Inc.	221	18,739
Cummins Inc.	178	17,250
		35,989
Diversified Banks – 1.1%		
China Minsheng Banking Corp., Ltd., H Shares (A)(B)	2,597	2,325
China Minsheng Banking Corp., Ltd., H Shares (A)(B)(C)	12,556	11,244
		13,569
Diversified Metals & Mining – 0.5%		
Freeport-McMoRan Copper & Gold Inc., Class B	183	6,238
Hotels, Resorts & Cruise Lines – 1.6%		
Starwood Hotels & Resorts Worldwide, Inc.	361	19,142
Industrial Conglomerates – 2.0%		
Hutchison Whampoa Limited, Ordinary Shares (A)	2,834	24,582
Integrated Oil & Gas – 4.9%		
Exxon Mobil Corporation	76	6,486
Occidental Petroleum Corporation	202	17,343
Royal Dutch Shell plc, Class A (A)	395	13,322

COMMON STOCKS (Continued)	Shares	Value
Integrated Oil & Gas (Continued)		
StatoilHydro ASA (A)	497	$ 11,843
Total S.A. (A)	246	11,050
		60,044
Internet Software & Services – 6.0%		
Baidu.com, Inc., ADR (B)(D)	282	32,467
Google Inc., Class A (B)	31	17,924
Tencent Holdings Limited (A)	810	23,923
		74,314
Investment Banking & Brokerage – 1.1%		
CITIC Securities Company Limited, H Shares (A)(B)	6,520	13,848
IT Consulting & Other Services – 1.8%		
Cognizant Technology Solutions Corporation, Class A (B)	378	22,677
Life & Health Insurance – 3.2%		
AIA Group Limited (A)	2,994	10,340
AIA Group Limited (A)(C)	7,628	26,346
Ping An Insurance (Group) Company of China, Ltd., A Shares (A)	351	2,539
		39,225
Mortgage REITs – 1.3%		
American Capital Agency Corp.	463	15,545
Movies & Entertainment – 3.3%		
Delta Topco Limited (B)(E)	56,728	40,349
Multi-Line Insurance – 1.4%		
China Pacific Insurance (Group) Co. Ltd., H Shares (A)	5,084	16,592
Oil & Gas Drilling – 2.3%		
Seadrill Limited (A)	624	22,253
Seadrill Limited (A)(C)	163	5,803
		28,056
Oil & Gas Exploration & Production – 3.5%		
ConocoPhillips	778	43,463
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66 (B)	395	13,133
Pharmaceuticals – 3.6%		
GlaxoSmithKline plc (A)	502	11,391
Pfizer Inc.	883	20,316
Sanofi-Aventis (A)	163	12,317
		44,024
Restaurants – 1.7%		
Starbucks Corporation	400	21,312
Semiconductor Equipment – 2.5%		
ASML Holding N.V., Ordinary Shares (A)	607	31,163
Semiconductors – 0.6%		
Intel Corporation	255	6,782

Asset Strategy (in thousands)

COMMON STOCKS (Continued)	Shares	Value
Specialized Finance – 0.8%		
CME Group Inc.	36	$ 9,625
Tobacco – 2.1%		
Philip Morris International Inc.	300	26,161
TOTAL COMMON STOCKS – 77.9%		**$ 957,228**
(Cost: $808,548)		

PREFERRED STOCKS		
Automobile Manufacturers – 4.9%		
Volkswagen AG, 2.260% (A)(B)	264	41,828
Volkswagen AG, 2.260% (A)(B)(C)	114	18,124
		59,952
TOTAL PREFERRED STOCKS – 4.9%		**$ 59,952**
(Cost: $38,933)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Baidu.com, Inc., ADR, Call $130.00, Expires 9–24–12, OTC (Ctrpty: UBS AG)	100	33
BHP Billiton Limited, ADR, Call $70.00, Expires 11–19–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	73	18
Caterpillar Inc.:		
Call $110.00, Expires 8–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	120	1
Call $110.00, Expires 8–20–12, OTC (Ctrpty: Goldman Sachs International)	120	1
Cisco Systems, Inc.:		
Call $19.00, Expires 10–22–12, OTC (Ctrpty: Deutsche Bank AG)	2,400	69
Call $19.00, Expires 10–22–12	2,392	68
Compagnie Financiere Richemont S.A., Call CHF62.00, Expires 7–23–12, OTC (Ctrpty: Deutsche Bank AG) (F)	200	1
DAX Index:		
Put EUR6,200.00, Expires 7–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	305	100
Put EUR5,850.00, Expires 8–20–12, OTC (Ctrpty: Goldman Sachs International) (F)	78	25
Put EUR5,950.00, Expires 8–20–12, OTC (Ctrpty: Goldman Sachs International) (F)	79	33
Put EUR6,150.00, Expires 8–20–12, OTC (Ctrpty: Citibank N.A.) (F)	76	51
Put EUR6,200.00, Expires 8–20–12, OTC (Ctrpty: JPMorgan Chase Bank N.A.) (F)	77	58
Exxon Mobil Corporation:		
Call $90.00, Expires 7–23–12	321	3
Call $90.00, Expires 7–23–12, OTC (Ctrpty: Citibank N.A.)	201	2

PURCHASED OPTIONS (Continued)	Number of Contracts (Unrounded)	Value
Freeport-McMoRan Copper & Gold Inc., Class B, Call $36.00, Expires 11–19–12	400	$ 77
FTSE 100 Index:		
Put GBP5,250.00, Expires 7–20–12, OTC (Ctrpty: Citibank N.A.) (F)	144	34
Put GBP5,200.00, Expires 8–20–12, OTC (Ctrpty: Morgan Stanley & Co., Inc.) (F)	36	28
Put GBP5,300.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC) (F)	36	37
Put GBP5,450.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC) (F)	71	116
Intel Corporation, Call $29.00, Expires 7–23–12	442	2
NASDAQ 100 Index:		
Put $2,500.00, Expires 7–20–12, OTC (Ctrpty: Citibank N.A.)	96	99
Put $2,525.00, Expires 7–23–12, OTC (Ctrpty: Deutsche Bank AG)	98	135
Put $2,400.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	48	85
Put $2,450.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	48	117
Put $2,550.00, Expires 8–20–12, OTC (Ctrpty: Citibank N.A.)	95	438
Rio Tinto plc, ADR:		
Call $52.50, Expires 10–22–12, OTC (Ctrpty: Goldman Sachs International)	120	23
Call $62.50, Expires 10–22–12, OTC (Ctrpty: Deutsche Bank AG)	120	3
Russell 2000 Index:		
Put $760.00, Expires 7–23–12, OTC (Ctrpty: Citibank N.A.)	642	254
Put $720.00, Expires 8–20–12, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	160	100
Put $730.00, Expires 8–20–12, OTC (Ctrpty: UBS AG)	161	120
Put $760.00, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	314	399
S&P 500 Index:		
Put $1,290.00, Expires 7–20–12, OTC (Ctrpty: Deutsche Bank AG)	467	166
Put $1,300.00, Expires 7–23–12, OTC (Ctrpty: Goldman Sachs International)	464	211
Put $1,260.00, Expires 8–20–12	230	204
Put $1,280.00, Expires 8–20–12	230	263
Put $1,320.00, Expires 8–20–12	346	662
TOTAL PURCHASED OPTIONS – 0.3%		**$ 4,036**
(Cost: $13,232)		

CORPORATE DEBT SECURITIES	Principal	
Automobile Manufacturers – 0.1%		
Toyota Motor Credit Corporation, 3.800%, 1–18–15 (G)	$1,050	1,046

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V.,		
7.500%, 9–28–15	$ 327	$ 332
Independent Power Producers & Energy Traders – 0.1%		
CESP – Companhia Energetica de		
Sao Paulo,		
9.750%, 1–15–15 (C)(F)	BRL1,550	1,121
Movies & Entertainment – 4.5%		
Delta Topco Limited,		
10.000%, 11–24–60 (E)(H)	$ 55,464	55,449
TOTAL CORPORATE DEBT SECURITIES – 4.7%		$ 57,948
(Cost: $58,235)		

SENIOR LOANS		
Movies & Entertainment – 1.2%		
Formula One Holdings Ltd. and Alpha		
Topco Limited,		
6.250%, 4–30–18 (G)	14,957	14,919
TOTAL SENIOR LOANS – 1.2%		$ 14,919
(Cost: $14,667)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage		
Corporation Agency REMIC/CMO:		
5.500%, 9–15–17 (I)	1,076	65
5.000%, 11–15–17 (I)	65	2
5.000%, 4–15–19 (I)	221	7
5.500%, 3–15–23 (I)	217	24
5.000%, 5–15–23 (I)	35	—*
5.000%, 8–15–23 (I)	75	2
5.500%, 10–15–25 (I)	610	85
5.500%, 3–15–31 (I)	60	1
6.000%, 11–15–35 (I)	373	60
Federal National Mortgage Association		
Agency REMIC/CMO:		
5.500%, 6–25–23 (I)	289	39
5.000%, 8–25–23 (I)	100	2
5.000%, 11–25–23 (I)	172	7
5.500%, 8–25–33 (I)	437	63
5.500%, 4–25–34 (I)	787	113
5.500%, 11–25–36 (I)	1,091	102

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association		
Agency REMIC/CMO:		
5.000%, 6–20–31 (I)	$ 247	$ 4
5.500%, 3–20–32 (I)	269	22
5.000%, 7–20–33 (I)	142	10
5.500%, 11–20–33 (I)	615	45
5.500%, 6–20–35 (I)	535	82
5.500%, 7–20–35 (I)	372	48
5.500%, 10–16–35 (I)	259	45
		828
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		$ 828
(Cost: $2,121)		

BULLION – 9.0%	Troy Ounces	
Gold	69	$ 111,037
(Cost: $60,671)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.5%		
Caterpillar Financial Services Corporation,		
0.160%, 8–6–12 (J)	$7,000	7,000
Ecolab Inc.,		
0.410%, 7–13–12 (J)	3,650	3,649
L'Oreal USA, Inc.,		
0.210%, 7–19–12 (J)	5,000	4,999
Prudential Funding LLC,		
0.130%, 7–2–12 (J)	2,180	2,180
		17,828
Master Note – 0.1%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (K)	1,535	1,535
TOTAL SHORT-TERM SECURITIES – 1.6%		$ 19,363
(Cost: $19,363)		
TOTAL INVESTMENT SECURITIES – 99.7%		$1,225,311
(Cost: $1,015,770)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		3,091
NET ASSETS – 100.0%		$1,228,402

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	14,300	7–16–12	$ —	$270
Sell	Euro	Deutsche Bank AG	7,900	7–17–12	—	137
Sell	Euro	Goldman Sachs International	30,000	7–20–12	—	538
					$ —	$945

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Baidu.com, Inc., ADR	UBS AG	Put	100	September 2012	$ 120.00	$ 81	$ (115)
	UBS AG	Call	100	September 2012	150.00	65	(6)
BHP Billiton Limited, ADR	Morgan Stanley & Co., Inc.	Put	73	November 2012	55.00	20	(15)
Caterpillar Inc.	Morgan Stanley & Co., Inc.	Put	120	August 2012	90.00	44	(86)
	Goldman Sachs International	Put	120	August 2012	92.50	37	(108)
Cisco Systems, Inc.	Deutsche Bank AG	Put	2,400	October 2012	16.00	214	(144)
	N/A	Put	2,392	October 2012	16.00	183	(143)
Compagnie Financiere Richemont S.A.	Deutsche Bank AG	Put	200	July 2012	CHF52.00	29	(30)
DAX Index	Morgan Stanley & Co., Inc.	Put	153	July 2012	EUR5,550.00	63	(3)
	Morgan Stanley & Co., Inc.	Put	152	July 2012	5,600.00	73	(4)
	Goldman Sachs International	Put	78	August 2012	5,250.00	29	(5)
	Goldman Sachs International	Put	79	August 2012	5,350.00	41	(6)
	Citibank N.A.	Put	76	August 2012	5,550.00	24	(11)
	JPMorgan Chase Bank N.A.	Put	77	August 2012	5,600.00	20	(13)
Freeport-McMoRan Copper & Gold Inc., Class B	N/A	Put	400	November 2012	$ 28.00	68	(48)
FTSE 100 Index	Citibank N.A.	Put	144	July 2012	GBP4,800.00	126	(5)
	Morgan Stanley & Co., Inc.	Put	36	August 2012	4,700.00	29	(7)
	Barclays Bank PLC	Put	36	August 2012	4,800.00	35	(9)
	Barclays Bank PLC	Put	35	August 2012	4,900.00	20	(11)
	Morgan Stanley & Co., Inc.	Put	36	August 2012	4,900.00	17	(11)
NASDAQ 100 Index	Deutsche Bank AG	Put	98	July 2012	$ 2,250.00	177	(8)
	Citibank N.A.	Put	96	July 2012	2,250.00	96	(8)
	Barclays Bank PLC	Put	48	August 2012	2,150.00	93	(15)
	Barclays Bank PLC	Put	48	August 2012	2,200.00	107	(23)
	Citibank N.A.	Put	95	August 2012	2,275.00	109	(71)
Rio Tinto plc, ADR	Goldman Sachs International	Put	120	October 2012	40.00	24	(20)
	Deutsche Bank AG	Put	120	October 2012	47.50	38	(52)
Russell 2000 Index	Citibank N.A.	Put	642	July 2012	680.00	643	(16)
	JPMorgan Chase Bank N.A.	Put	160	August 2012	650.00	125	(28)
	UBS AG	Put	161	August 2012	660.00	159	(37)
	Barclays Bank PLC	Put	314	August 2012	690.00	225	(111)
S&P 500 Index	Deutsche Bank AG	Put	467	July 2012	1,160.00	476	(17)
	Goldman Sachs International	Put	464	July 2012	1,170.00	435	(20)
	N/A	Put	230	August 2012	1,130.00	229	(44)
	N/A	Put	230	August 2012	1,150.00	275	(55)
	N/A	Put	346	August 2012	1,180.00	208	(116)
						$4,637	$(1,421)

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $116,438 or 9.5% of net assets.

(D) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(E) Restricted and illiquid securities. At June 30, 2012, the Portfolio owned the following restricted and illiquid securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Limited	1–23–12 to 5–1–12	56,728	$36,513	$40,349
		Principal		
Delta Topco Limited, 10.000%, 11–24–60	1–23–12 to 6–16–12	$ 55,464	56,140	55,449
			$92,653	$95,798

The total value of these securities represented 7.8% of net assets at June 30, 2012.

(F) Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CHF – Swiss Franc, EUR – Euro and GBP – British Pound).

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(H) Payment-in-kind bonds.

(I) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(J) Rate shown is the yield to maturity at June 30, 2012.

(K) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$503,739	$413,140	$40,349
Preferred Stocks	—	59,952	—
Purchased Options	1,279	2,757	—
Corporate Debt Securities	—	2,499	55,449
Senior Loans	—	14,919	—
United States Government Agency Obligations	—	828	—
Bullion	111,037	—	—
Short-Term Securities	—	19,363	—
Total	$616,055	$513,458	$95,798
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 945	$ —
Written Options	$ 405	$ 1,016	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 1–1–12	$ —	$ —
Net realized gain (loss)	—	—
Net change in unrealized appreciation (depreciation)	3,836	(691)
Purchases	36,513	82,901
Sales	—	(26,761)
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 6–30–12	$40,349	$ 55,449
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–12	$ 3,836	$ (691)

Quantitative Information about Level 3 fair value measurements:

At June 30, 2012, Waddell & Reed Advisors Asset Strategy Fund held investments in private-placement common stock (minority stake) and corporate debt securities of an issuer. Because of the unique nature of these securities, the Fund determined the enterprise value of the issuer after considering the results of multiple valuation methodologies, including both a comparison to market comparable companies and a discounted cash flow model. The total enterprise value was then allocated between the common stock and corporate debt securities held by the Fund.

Under the market comparable companies' model, the most significant input was the price-earnings ratio, for which a range of 19 to 22 was considered to be the range that market participants would take into account when pricing the issuer.

Using a discounted cash flows model, the most significant inputs (and related range of assumptions anticipated to be used by market participants) were the long-term growth rate (1.5% - 3.5%), the weighted average cost of capital (7.5% - 9.0%), the anticipated future tax rate (2.5% - 23%), and the projected future gross profit percentage (2.5% - 9.8%).

The Fund also applied an illiquidity discount of 5-10% for purposes of this valuation.

Significant changes in any of these inputs would result in a significantly lower or higher fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
OTC = Over the Counter
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

Asset Strategy (in thousands) JUNE 30, 2012 (UNAUDITED)

Country Diversification	
(as a % of net assets)	
United States	38.6%
China	13.3%
United Kingdom	11.0%
Germany	7.0%
Hong Kong	5.0%
Norway	3.3%
Switzerland	2.9%
Netherlands	2.5%
South Korea	2.0%
France	1.9%
Italy	1.2%
Other Countries	0.1%
Other+	11.2%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Balanced

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**71.4%**
Information Technology	14.4%
Consumer Discretionary	13.8%
Consumer Staples	13.2%
Health Care	7.9%
Energy	7.3%
Financials	5.4%
Industrials	5.2%
Utilities	1.9%
Materials	1.3%
Telecommunication Services	1.0%
Bonds	**27.5%**
Corporate Debt Securities	16.0%
United States Government and Government Agency Obligations	10.9%
Other Government Securities	0.6%
Cash and Cash Equivalents	**1.1%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Limited Brands, Inc.	Consumer Discretionary
Allergan, Inc.	Health Care
Brown-Forman Corporation, Class B	Consumer Staples
Philip Morris International Inc.	Consumer Staples
National Oilwell Varco, Inc.	Energy
Mead Johnson Nutrition Company	Consumer Staples
ConocoPhillips	Energy
PNC Financial Services Group, Inc. (The)	Financials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Balanced *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.6%		
Honeywell International Inc.	65	$ 3,646
Precision Castparts Corp.	34	5,609
		9,255
Apparel Retail – 2.0%		
Limited Brands, Inc.	167	7,107
Application Software – 1.5%		
Intuit Inc.	90	5,347
Asset Management & Custody Banks – 0.6%		
Northern Trust Corporation	43	1,974
Auto Parts & Equipment – 1.4%		
BorgWarner Inc. (A)	76	4,952
Brewers – 2.4%		
Anheuser-Busch InBev S.A., ADR (A)	105	8,387
Broadcasting – 1.6%		
CBS Corporation, Class B	175	5,723
Communications Equipment – 1.0%		
QUALCOMM Incorporated	62	3,430
Computer Hardware – 3.6%		
Apple Inc. (A)	22	12,673
Department Stores – 1.3%		
Macy's Inc.	137	4,716
Distillers & Vintners – 1.9%		
Brown-Forman Corporation, Class B	71	6,867
Electric Utilities – 1.2%		
PPL Corporation	157	4,355
Fertilizers & Agricultural Chemicals – 1.3%		
Monsanto Company	55	4,578
Food Retail – 1.4%		
Whole Foods Market, Inc.	52	4,957
Footwear – 1.2%		
NIKE, Inc., Class B	50	4,345
Health Care Distributors – 1.2%		
Henry Schein, Inc. (A)	53	4,129
Health Care Equipment – 0.9%		
Covidien plc	58	3,092
Hotels, Resorts & Cruise Lines – 1.6%		
Hyatt Hotels Corporation, Class A (A)	152	5,641
Household Products – 1.1%		
Colgate-Palmolive Company	38	3,925
Integrated Oil & Gas – 0.9%		
Exxon Mobil Corporation	38	3,252
Integrated Telecommunication Services – 1.0%		
AT&T Inc.	97	3,441
Internet Software & Services – 2.0%		
eBay Inc. (A)	59	2,487
Google Inc., Class A (A)	8	4,467
		6,954

COMMON STOCKS (Continued)	Shares	Value
Life Sciences Tools & Services – 1.1%		
Mettler-Toledo International Inc. (A)	25	$ 3,943
Motorcycle Manufacturers – 1.6%		
Harley-Davidson, Inc.	122	5,593
Multi-Utilities – 0.7%		
DTE Energy Company	42	2,516
Oil & Gas Equipment & Services – 2.7%		
National Oilwell Varco, Inc.	101	6,527
Schlumberger Limited	48	3,103
		9,630
Oil & Gas Exploration & Production – 2.8%		
Cabot Oil & Gas Corporation	89	3,518
ConocoPhillips	110	6,141
		9,659
Oil & Gas Refining & Marketing – 0.5%		
Phillips 66 (A)	55	1,827
Oil & Gas Storage & Transportation – 0.4%		
Regency Energy Partners LP	54	1,293
Other Diversified Financial Services – 0.7%		
JPMorgan Chase & Co.	70	2,501
Packaged Foods & Meats – 3.3%		
Hershey Foods Corporation	68	4,927
Mead Johnson Nutrition Company	80	6,400
		11,327
Personal Products – 1.2%		
Estee Lauder Companies Inc. (The), Class A	80	4,313
Pharmaceuticals – 4.7%		
Allergan, Inc.	75	6,897
GlaxoSmithKline plc, ADR	97	4,429
Johnson & Johnson	82	5,526
		16,852
Property & Casualty Insurance – 2.4%		
Berkshire Hathaway Inc., Class B (A)	58	4,792
Travelers Companies, Inc. (The)	55	3,530
		8,322
Railroads – 2.6%		
Kansas City Southern	53	3,708
Union Pacific Corporation	46	5,512
		9,220
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	100	6,117
Restaurants – 3.1%		
McDonald's Corporation	57	5,073
Starbucks Corporation	106	5,658
		10,731
Semiconductor Equipment – 1.9%		
ASML Holding N.V., NY Registry Shares	81	4,176
KLA-Tencor Corporation	50	2,467
		6,643

Balanced *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 1.7%		
Microchip Technology Incorporated	180	$ 5,968
Systems Software – 2.7%		
Microsoft Corporation	136	4,160
Oracle Corporation	186	5,521
		9,681
Tobacco – 1.9%		
Philip Morris International Inc.	77	6,754
TOTAL COMMON STOCKS – 71.4%		**$251,990**
(Cost: $185,887)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.0%		
United Technologies Corporation, 1.200%, 6–1–15	$ 100	101
Apparel Retail – 1.0%		
Limited Brands, Inc.:		
6.900%, 7–15–17	250	278
6.625%, 4–1–21	1,460	1,595
5.625%, 2–15–22	414	426
LVMH Moet Hennessy Louis Vuitton, 1.625%, 6–29–17 (B)	1,000	1,000
		3,299
Automobile Manufacturers – 0.9%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	2,000	2,780
Toyota Motor Credit Corporation, 2.050%, 1–12–17	500	511
		3,291
Banking – 0.2%		
Commonwealth Bank of Australia New York, 1.950%, 3–16–15	600	604
Biotechnology – 0.2%		
Amgen Inc., 2.125%, 5–15–17	750	759
Brewers – 0.4%		
Anheuser-Busch InBev Worldwide Inc.:		
3.000%, 10–15–12	500	503
5.375%, 11–15–14	500	552
SABMiller Holdings Inc., 3.750%, 1–15–22 (B)	250	266
		1,321
Broadcasting – 0.9%		
CBS Corporation:		
8.875%, 5–15–19	1,500	1,985
4.300%, 2–15–21	500	535
Discovery Communications, LLC:		
4.375%, 6–15–21	500	543
3.300%, 5–15–22	200	202
		3,265
Cable & Satellite – 0.4%		
DIRECTV Holdings LLC, 2.400%, 3–15–17	750	755

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3–1–16	$ 500	$ 528
		1,283
Construction & Farm Machinery & Heavy Trucks – 0.4%		
Caterpillar Inc.:		
0.567%, 11–21–12 (C)	300	300
1.375%, 5–27–14	500	506
John Deere Capital Corporation, 5.250%, 10–1–12	750	760
		1,566
Consumer Finance – 0.9%		
American Express Credit Corporation, 5.125%, 8–25–14	400	432
Capital One Financial Corporation, 2.125%, 7–15–14	500	504
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	500	507
Ford Motor Credit Company LLC:		
3.875%, 1–15–15	500	515
7.000%, 4–15–15	750	834
USAA Capital Corporation, 1.050%, 9–30–14 (B)	500	498
		3,290
Data Processing & Outsourced Services – 0.5%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	1,600	1,728
Distillers & Vintners – 0.1%		
Beam Inc., 1.875%, 5–15–17	300	302
Diversified Banks – 0.6%		
Bank of Montreal, 1.300%, 10–31–14 (B)	500	507
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	500	506
Barclays Bank plc, 2.375%, 1–13–14	300	301
U.S. Bancorp, 4.200%, 5–15–14	500	532
Wells Fargo & Company, 3.676%, 6–15–16 (C)	250	266
		2,112
Diversified Metals & Mining – 0.2%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	500	571
Drug Retail – 0.3%		
CVS Caremark Corporation, 3.250%, 5–18–15	950	1,000
Electric Utilities – 0.4%		
Hydro-Quebec, 8.000%, 2–1–13	1,500	1,564

Balanced *(in thousands)* JUNE 30, 2012 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Fertilizers & Agricultural Chemicals – 0.2%		
Monsanto Company,		
2.750%, 4–15–16	$ 500	$ 530
Food Distributors – 0.3%		
Cargill, Inc.,		
4.307%, 5–14–21 (B)	1,219	1,339
General Merchandise Stores – 0.1%		
Target Corporation,		
1.125%, 7–18–14	500	505
Health Care Equipment – 0.1%		
Stryker Corporation,		
2.000%, 9–30–16	500	512
Health Care Services – 0.3%		
Quest Diagnostics Incorporated,		
3.200%, 4–1–16	1,000	1,047
Health Care Supplies – 0.1%		
DENTSPLY International Inc.,		
2.750%, 8–15–16	250	254
Home Improvement Retail – 0.1%		
Home Depot, Inc. (The),		
4.400%, 4–1–21	375	433
Household Products – 0.1%		
Colgate-Palmolive Company,		
1.250%, 5–1–14	250	253
Hypermarkets & Super Centers – 0.3%		
Wal-Mart Stores, Inc.,		
2.875%, 4–1–15	875	928
Industrial Gases – 0.5%		
Praxair, Inc.:		
4.375%, 3–31–14	1,500	1,595
3.000%, 9–1–21	500	515
		2,110
Industrial Machinery – 0.7%		
Eaton Corporation,		
0.798%, 6–16–14 (C)	500	502
Illinois Tool Works Inc.,		
5.150%, 4–1–14	1,500	1,613
		2,115
Integrated Oil & Gas – 0.5%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	250	267
ConocoPhillips,		
4.750%, 2–1–14	1,500	1,593
		1,860
Integrated Telecommunication Services – 0.3%		
AT&T Inc.,		
4.850%, 2–15–14	1,000	1,065
IT Consulting & Other Services – 0.3%		
International Business Machines Corporation,		
1.250%, 5–12–14	1,000	1,011

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Leisure Products – 0.1%		
Mattel, Inc.,		
2.500%, 11–1–16	$ 250	$ 257
Life & Health Insurance – 0.7%		
Metropolitan Life Global Funding I:		
2.000%, 1–10–14 (B)	800	808
2.500%, 9–29–15 (B)	1,000	1,026
Prudential Financial, Inc.,		
4.750%, 9–17–15	500	538
		2,372
Movies & Entertainment – 0.2%		
Viacom Inc.,		
4.375%, 9–15–14	500	535
Oil & Gas Equipment & Services – 0.1%		
Schlumberger S.A. (GTD by Schlumberger Limited),		
2.650%, 1–15–16 (B)	500	524
Oil & Gas Exploration & Production – 0.5%		
EOG Resources, Inc.,		
2.500%, 2–1–16	1,000	1,041
Southwestern Energy Company,		
4.100%, 3–15–22 (B)	600	609
		1,650
Other Diversified Financial Services – 0.9%		
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,053
3.450%, 3–1–16	1,000	1,037
3.150%, 7–5–16	500	514
7.900%, 4–29–49 (C)	500	548
		3,152
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)(D)	17	—
8.000%, 3–31–11 (B)(D)	4	—
		—
Packaged Foods & Meats – 0.3%		
Kraft Foods Inc.,		
4.125%, 2–9–16	1,000	1,089
Pharmaceuticals – 0.3%		
Roche Holdings Ltd,		
5.000%, 3–1–14 (B)	952	1,016
Railroads – 0.1%		
Burlington Northern Santa Fe, LLC,		
3.050%, 3–15–22	400	404
Restaurants – 0.2%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	500	541
Retail Stores – 0.1%		
Dollar General Corporation,		
4.125%, 7–15–17	100	101
Fifth & Pacific Companies, Inc.,		
10.500%, 4–15–19 (B)	200	223
		324

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductors – 0.2%		
Broadcom Corporation,		
2.700%, 11–1–18	$ 250	$ 258
Texas Instruments Incorporated,		
0.647%, 5–15–13 (C)	500	502
		760
Soft Drinks – 0.2%		
PepsiCo, Inc.,		
3.750%, 3–1–14	750	787
Systems Software – 0.1%		
Microsoft Corporation,		
2.950%, 6–1–14	500	523
Tobacco – 0.2%		
Philip Morris International Inc.,		
4.500%, 3–26–20	750	867
Wireless Telecommunication Service – 0.5%		
America Movil, S.A.B. de C.V.,		
3.625%, 3–30–15	700	745
American Tower Corporation,		
4.700%, 3–15–22	995	1,022
		1,767
TOTAL CORPORATE DEBT SECURITIES – 16.0%		$ 56,586
(Cost: $53,055)		
OTHER GOVERNMENT SECURITIES		
Israel – 0.1%		
State of Israel,		
4.000%, 6–30–22	500	518
Qatar – 0.2%		
State of Qatar,		
4.000%, 1–20–15 (B)	750	790
Supranational – 0.3%		
International Bank for Reconstruction and		
Development,		
2.375%, 5–26–15	900	950
TOTAL OTHER GOVERNMENT SECURITIES – 0.6%		$ 2,258
(Cost: $2,141)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Mortgage-Backed Obligations – 1.7%		
Federal National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.000%, 9–1–17	182	197
5.000%, 1–1–18	91	99
5.500%, 4–1–18	30	32
5.000%, 5–1–18	58	63
4.500%, 7–1–18	826	890
7.000%, 9–1–25	68	80
6.500%, 10–1–28	218	253
6.500%, 2–1–29	110	128
7.500%, 4–1–31	105	128
7.000%, 7–1–31	164	191
7.000%, 9–1–31	250	294

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
6.500%, 2–1–32	$ 513	$ 589
7.000%, 2–1–32	320	374
7.000%, 3–1–32	121	141
7.000%, 7–1–32	217	254
6.000%, 9–1–32	1,055	1,189
6.000%, 2–1–33	135	152
5.500%, 5–1–33	509	560
5.500%, 6–1–33	236	260
United States Department of Veterans Affairs,		
Guaranteed REMIC Pass-Through		
Certificates, Vendee Mortgage Trust,		
1997-A Class 3-A,		
8.293%, 12–15–26	56	67
		5,941
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.7%		$ 5,941
(Cost: $5,367)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Inflation Protected Obligations – 0.4%		
United States Treasury Notes,		
3.000%, 7–15–12 (E)	1,280	1,280
Treasury Obligations – 8.8%		
United States Treasury Bonds:		
7.500%, 11–15–16	1,500	1,941
6.250%, 8–15–23	5,250	7,631
United States Treasury Notes:		
3.875%, 2–15–13	3,000	3,068
3.625%, 5–15–13	3,000	3,088
4.250%, 8–15–13	4,000	4,178
4.250%, 8–15–15	10,000	11,175
		31,081
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 9.2%		$ 32,361
(Cost: $28,398)		
SHORT-TERM SECURITIES		
Commercial Paper – 0.7%		
Prudential Funding LLC,		
0.130%, 7–2–12 (F)	2,502	2,502
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (G)	24	24
TOTAL SHORT-TERM SECURITIES – 0.7%		$ 2,526
(Cost: $2,526)		
TOTAL INVESTMENT SECURITIES – 99.6%		$351,662
(Cost: $277,374)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		1,334
NET ASSETS – 100.0%		$352,996

Balanced *(in thousands)* JUNE 30, 2012 (UNAUDITED)

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $8,606 or 2.4% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(D) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(F) Rate shown is the yield to maturity at June 30, 2012.

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$251,990	$ —	$ —
Corporate Debt Securities	—	56,586	—
Other Government Securities	—	2,258	—
United States Government Agency Obligations	—	5,941	—
United States Government Obligations	—	32,361	—
Short-Term Securities	—	2,526	—
Total	$251,990	$99,672	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Asset Allocation

Bonds	**96.8%**
Corporate Debt Securities	65.1%
United States Government and Government Agency Obligations	27.5%
Other Government Securities	1.4%
Mortgage-Backed Securities	1.4%
Municipal Bonds – Taxable	1.4%
Asset-Backed Securities	0.0%
Cash and Cash Equivalents	**3.2%**

Quality Weightings

Investment Grade	**89.8%**
AAA	1.9%
AA	30.9%
A	29.0%
BBB	28.0%
Non-Investment Grade	**7.0%**
BB	6.3%
Below CCC	0.0%
Non-rated	0.7%
Cash and Cash Equivalents	**3.2%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Bond (in thousands)

ASSET-BACKED SECURITIES	Principal	Value
Lehman ABS Manufactured Housing Contract Trust 2001-B, 3.010%, 4–15–40	$ 58	$ 57
TOTAL ASSET-BACKED SECURITIES – 0.0%		**$ 57**
(Cost: $57)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.7%		
Bombardier Inc., 7.500%, 3–15–18 (A)	5,775	6,331
United Technologies Corporation, 6.125%, 2–1–19	3,000	3,717
		10,048
Apparel Retail – 2.2%		
Limited Brands, Inc.:		
8.500%, 6–15–19	3,485	4,095
7.000%, 5–1–20	1,000	1,110
5.625%, 2–15–22	2,665	2,745
LVMH Moet Hennessy Louis Vuitton, 1.625%, 6–29–17 (A)	5,000	5,000
		12,950
Automotive Manufacturers – 0.5%		
Volkswagen International Finance N.V., 2.375%, 3–22–17 (A)	3,000	3,049
Beverage/Bottling – 0.5%		
Beam Inc., 3.250%, 5–15–22	3,000	3,020
Biotechnology – 1.3%		
Amgen Inc., 6.150%, 6–1–18	6,500	7,802
Brewers – 1.1%		
SABMiller Holdings Inc., 2.450%, 1–15–17 (A)	3,000	3,094
SABMiller plc, 6.500%, 7–15–18 (A)	3,000	3,650
		6,744
Broadcasting – 2.4%		
CBS Corporation, 8.875%, 5–15–19	6,000	7,938
Discovery Communications, LLC, 3.300%, 5–15–22	3,000	3,030
NBCUniversal Media, LLC, 5.150%, 4–30–20	2,810	3,228
		14,196
Cable & Satellite – 2.8%		
Comcast Corporation, 5.150%, 3–1–20	5,000	5,808
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3–1–16	4,000	4,220
Time Warner Inc., 4.750%, 3–29–21	5,750	6,438
		16,466

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Coal & Consumable Fuels – 1.4%		
Joy Global Inc., 6.000%, 11–15–16	$5,300	$ 6,059
Peabody Energy Corporation, 6.500%, 9–15–20	2,000	2,025
		8,084
Consumer Finance – 2.4%		
American Express Credit Corporation, 2.750%, 9–15–15	2,000	2,087
Capital One Financial Corporation, 3.150%, 7–15–16	6,500	6,734
Ford Motor Credit Company LLC, 7.000%, 4–15–15	5,000	5,557
		14,378
Data Processing & Outsourced Services – 2.3%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	8,000	8,647
Western Union Company (The), 3.650%, 8–22–18	5,000	5,416
		14,063
Department Stores – 0.7%		
Macy's Retail Holdings, Inc., 3.875%, 1–15–22	4,000	4,209
Distillers & Vintners – 1.3%		
Diageo Capital plc, 5.750%, 10–23–17	6,500	7,818
Distributors – 0.5%		
QVC, Inc., 5.125%, 7–2–22 (A)	3,000	3,065
Diversified Banks – 3.2%		
HSBC Holdings plc, 5.100%, 4–5–21	7,000	7,820
U.S. Bancorp, 4.125%, 5–24–21	4,000	4,488
Wells Fargo & Company, 3.676%, 6–15–16 (B)	6,000	6,388
		18,696
Diversified Capital Markets – 0.5%		
Credit Suisse AG, 3.500%, 3–23–15	3,000	3,110
Diversified Chemicals – 1.3%		
Dow Chemical Company (The), 8.550%, 5–15–19	5,500	7,320
Diversified Metals & Mining – 1.0%		
Rio Tinto Finance (USA) Limited, 3.750%, 9–20–21	5,500	5,912
Electric Utilities – 2.6%		
Detroit Edison Company (The), 3.900%, 6–1–21	4,875	5,396
NextEra Energy Capital Holdings, Inc., 7.875%, 12–15–15	5,000	5,992
PacifiCorp, 2.950%, 2–1–22	4,000	4,111
		15,499

Bond *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electronic Manufacturing Services – 1.0%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	$2,000	$ 2,280
8.250%, 3–15–18	3,150	3,693
		5,973
Environmental & Facilities Services – 2.1%		
Republic Services, Inc., 4.750%, 5–15–23	6,000	6,655
Waste Management, Inc., 4.600%, 3–1–21	5,600	6,233
		12,888
Forest Products – 1.2%		
Georgia-Pacific LLC, 5.400%, 11–1–20 (A)	6,000	6,967
Health Care Services – 2.7%		
Aristotle Holding, Inc., 3.500%, 11–15–16 (A)	2,000	2,107
Medco Health Solutions, Inc.:		
7.125%, 3–15–18	3,000	3,703
4.125%, 9–15–20	3,500	3,713
Quest Diagnostics Incorporated, 3.200%, 4–1–16	6,000	6,278
		15,801
Health Care Supplies – 0.4%		
DENTSPLY International Inc., 4.125%, 8–15–21	2,500	2,605
Home Improvement Retail – 1.2%		
Home Depot, Inc. (The), 4.400%, 4–1–21	6,000	6,930
Household Products – 0.5%		
Procter & Gamble Company (The), 8.000%, 9–1–24	2,000	2,991
Independent Finance – 0.5%		
John Deere Capital Corporation, 2.800%, 1–27–23	3,000	3,014
Industrial Conglomerates – 1.2%		
General Electric Capital Corporation, 5.625%, 5–1–18	6,000	6,901
Integrated Telecommunication Services – 1.5%		
Verizon Communications Inc., 8.750%, 11–1–18	6,500	8,939
Investment Banking & Brokerage – 1.8%		
Goldman Sachs Group, Inc. (The), 5.375%, 3–15–20	5,500	5,666
Morgan Stanley, 4.100%, 1–26–15	5,000	4,972
		10,638
Life & Health Insurance – 0.7%		
Prudential Financial, Inc., 4.750%, 9–17–15	4,000	4,307
Multi-Utilities – 2.4%		
Dominion Resources, Inc., 5.250%, 8–1–33	2,500	2,828

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities (Continued)		
Duke Energy Indiana, Inc., 3.750%, 7–15–20	$3,000	$ 3,283
NorthWestern Corporation, 6.340%, 4–1–19	3,000	3,551
Pacific Gas and Electric Company, 3.500%, 10–1–20	4,000	4,311
		13,973
Office Electronics – 1.2%		
Xerox Corporation, 6.350%, 5–15–18	5,952	6,943
Oil & Gas Equipment & Services – 1.7%		
Enterprise Products Operating LLC, 4.050%, 2–15–22	2,000	2,123
Halliburton Company:		
6.150%, 9–15–19	4,000	4,946
6.750%, 2–1–27	1,400	1,765
Schlumberger Investment S.A. (GTD by Schlumberger Limited), 3.300%, 9–14–21 (A)	1,500	1,573
		10,407
Oil & Gas Exploration & Production – 1.2%		
Petrohawk Energy Corporation, 7.250%, 8–15–18	6,500	7,313
Oil & Gas Storage & Transportation – 1.1%		
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (A)	3,514	3,759
Tennessee Gas Pipeline Company, 7.000%, 3–15–27	2,000	2,508
		6,267
Other Diversified Financial Services – 2.8%		
Bank of America Corporation:		
3.625%, 3–17–16	4,000	4,020
6.500%, 8–1–16	2,000	2,197
ING Bank N.V., 4.000%, 3–15–16 (A)	3,000	3,021
JPMorgan Chase & Co., 6.000%, 1–15–18	6,000	6,891
		16,129
Packaged Foods & Meats – 0.3%		
H.J. Heinz Company, 3.125%, 9–12–21	1,500	1,539
Paper Products – 0.0%		
Westvaco Corporation, 7.500%, 6–15–27	200	235
Pharmaceuticals – 1.4%		
Express Scripts, Inc., 3.125%, 5–15–16	3,000	3,125
GlaxoSmithKline Capital plc, 1.500%, 5–8–17	5,000	5,011
		8,136
Property & Casualty Insurance – 0.9%		
Berkshire Hathaway Inc., 3.750%, 8–15–21	5,000	5,338

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Railroads – 0.7%		
Burlington Northern Santa Fe, LLC,		
3.050%, 3–15–22	$4,000	$ 4,039
Restaurants – 1.2%		
YUM! Brands, Inc.,		
6.250%, 3–15–18	5,792	6,867
Retail Stores – 0.3%		
Dollar General Corporation,		
4.125%, 7–15–17	2,000	2,028
Semiconductors – 0.9%		
Broadcom Corporation,		
2.700%, 11–1–18	5,000	5,158
Specialty Chemicals – 1.1%		
Lubrizol Corporation (The),		
8.875%, 2–1–19	5,000	6,830
Systems Software – 1.1%		
CA, Inc.,		
5.375%, 12–1–19	6,000	6,757
Water Utilities – 0.4%		
California Water Service Company,		
5.875%, 5–1–19	2,000	2,400
Wireless Telecommunication Service – 1.9%		
America Movil, S.A.B. de C.V.,		
5.000%, 3–30–20	5,500	6,250
American Tower Corporation,		
4.700%, 3–15–22	5,000	5,137
		11,387
TOTAL CORPORATE DEBT SECURITIES – 65.1%		**$386,129**
(Cost: $361,834)		
MORTGAGE-BACKED SECURITIES		
Commercial Mortgage-Backed Securities – 0.9%		
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through		
Certificates, Series 2005-2,		
4.783%, 7–10–43 (B)	58	58
Bear Stearns Commercial Mortgage Securities		
Inc., Series 2000-WF1 Trust Fund,		
6.500%, 2–15–32	150	137
Deutsche Mortgage and Asset Receiving		
Corporation COMM 2005-C6 Commercial		
Mortgage Pass-Through Certificates,		
5.144%, 6–10–44	2,845	2,846
Hometown Commercial Capital, LLC		
Hometown Commercial Mortgage Pass-		
Through Notes 2006-1,		
5.506%, 11–11–38 (A)	128	76
J.P. Morgan Chase Commercial Mortgage		
Securities Corp., Commercial Mortgage		
Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	2,000	2,075
		5,192
Non-Agency REMIC/CMO – 0.5%		
MASTR Adjustable Rate Mortgage Trust 2005-1,		
3.358%, 3–25–35 (B)	2,617	177

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Non-Agency REMIC/CMO (Continued)		
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (B)	$ 2,000	$ 2,091
Structured Adjustable Rate Mortgage Loan		
Trust, Mortgage Pass-Through Certificates,		
Series 2004-1,		
2.732%, 2–25–34 (B)	590	56
Structured Adjustable Rate Mortgage Loan		
Trust, Mortgage Pass-Through Certificates,		
Series 2004-3AC,		
2.852%, 3–25–34 (B)	1,148	109
Structured Adjustable Rate Mortgage Loan		
Trust, Mortgage Pass-Through Certificates,		
Series 2004-5,		
3.145%, 5–25–34 (B)	729	10
Wells Fargo Mortgage Pass-Through		
Certificates, Series 2003-10,		
4.500%, 9–25–18	711	733
		3,176
TOTAL MORTGAGE-BACKED SECURITIES – 1.4%		$ 8,368
(Cost: $12,668)		
MUNICIPAL BONDS – TAXABLE		
Massachusetts – 0.5%		
Cmnwlth of MA, Fed Hwy Grant Anticipation		
Notes (Accelerated Bridge Prog),		
Ser 2010A,		
4.285%, 12–15–18	2,500	2,885
New York – 0.9%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee		
Stadium Proj), Ser 2009,		
11.000%, 3–1–29 (A)	4,000	5,727
TOTAL MUNICIPAL BONDS – TAXABLE – 1.4%		$ 8,612
(Cost: $6,608)		
OTHER GOVERNMENT SECURITIES		
Canada – 0.4%		
Province de Quebec,		
7.140%, 2–27–26	1,500	2,172
Israel – 1.0%		
State of Israel,		
4.000%, 6–30–22	6,000	6,214
TOTAL OTHER GOVERNMENT SECURITIES – 1.4%		$ 8,386
(Cost: $7,471)		
UNITED STATES GOVERNMENT AGENCY		
OBLIGATIONS		
Agency Obligations – 3.1%		
Federal National Mortgage Association,		
2.000%, 3–22–17 (B)	4,900	4,926
Freddie Mac,		
5.400%, 3–17–21	11,450	13,325
		18,251

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage–Backed Obligations – 19.7%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.000%, 5–15–19	$1,000	$ 1,082
5.000%, 5–15–23	1,270	1,391
5.000%, 9–15–31 (C)	579	13
2.500%, 12–15–41	6,347	6,477
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
3.500%, 11–1–20	2,370	2,494
5.000%, 6–1–23	2,874	3,077
4.000%, 7–1–25	3,905	4,129
4.500%, 6–15–27	2,333	2,423
4.500%, 5–15–32	4,000	4,213
4.000%, 11–15–36	2,290	2,388
4.500%, 5–15–39	1,137	1,208
Federal National Mortgage Association Agency REMIC/CMO:		
4.780%, 1–25–17	2,418	2,590
5.000%, 3–25–18	2,143	2,292
5.000%, 6–25–18	1,887	2,031
4.500%, 12–25–34	745	780
4.000%, 10–15–35	5,267	5,527
5.500%, 11–25–36 (C)	4,285	400
4.500%, 3–25–37	2,361	2,453
5.500%, 4–25–37	2,488	2,735
4.500%, 9–15–37	3,902	4,084
4.000%, 3–25–39	1,504	1,561
4.000%, 5–25–39	2,676	2,872
4.500%, 8–15–39	4,721	5,005
3.000%, 11–25–39	3,409	3,515
4.500%, 6–25–40	3,266	3,498
2.500%, 9–20–40	5,880	6,103
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.423%, 2–1–16	2,217	2,506
5.506%, 4–1–17	3,798	4,283
4.500%, 6–1–19	945	1,017
4.500%, 8–1–19	1,321	1,422
4.500%, 9–1–19	1,933	2,074
5.500%, 10–1–21	3,432	3,760
6.000%, 6–1–22	2,414	2,655
6.000%, 9–1–22	3,734	4,105
5.000%, 9–1–23	2,469	2,663
4.000%, 3–1–24	3,024	3,218
5.000%, 6–25–32	1,148	1,174
5.500%, 2–1–33	578	636
5.500%, 2–1–35	2,062	2,291
Government National Mortgage Association Agency REMIC/CMO:		
2.500%, 7–20–40	3,893	4,058
2.000%, 3–16–42	6,839	6,924
0.351%, 6–17–45 (B)(C)	580	11
		117,138

TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 22.8%		$135,389

(Cost: $133,614)

UNITED STATES GOVERNMENT OBLIGATIONS

Treasury Obligations – 4.7%		
United States Treasury Bonds,		
3.125%, 11–15–41	6,500	7,000

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
United States Treasury Notes,		
2.125%, 8–15–21	$20,000	$ 21,039
		28,039

TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 4.7%		$ 28,039

(Cost: $26,543)

SHORT–TERM SECURITIES

Commercial Paper – 2.5%		
Danaher Corporation,		
0.170%, 7–16–12 (D)	5,000	5,000
Heinz (H.J.) Finance Co. (GTD by Heinz (H.J.) Co.),		
0.420%, 7–16–12 (D)	5,000	4,999
Straight–A Funding, LLC (GTD by Federal Financing Bank),		
0.160%, 8–13–12 (D)	5,000	4,999
		14,998
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (E)	1,829	1,829

TOTAL SHORT–TERM SECURITIES – 2.8%		$ 16,827

(Cost: $16,827)

TOTAL INVESTMENT SECURITIES – 99.6%		$591,807

(Cost: $565,622)

CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		2,669

NET ASSETS – 100.0%		$594,476

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $47,419 or 8.0% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(C) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(D) Rate shown is the yield to maturity at June 30, 2012.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

Bond (in thousands) JUNE 30, 2012 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 57	$ —
Corporate Debt Securities	—	386,129	—
Mortgage-Backed Securities	—	8,368	—
Municipal Bonds	—	8,612	—
Other Government Securities	—	8,386	—
United States Government Agency Obligations	—	135,389	—
United States Government Obligations	—	28,039	—
Short-Term Securities	—	16,827	—
Total	$ —	$591,807	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Core Equity

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**98.6%**
Consumer Discretionary	23.1%
Consumer Staples	16.3%
Information Technology	16.0%
Industrials	15.8%
Financials	7.2%
Energy	7.1%
Health Care	6.6%
Materials	4.3%
Telecommunication Services	2.2%
Cash and Cash Equivalents	**1.4%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
Capital One Financial Corporation	Financials
Precision Castparts Corp.	Industrials
CBS Corporation, Class B	Consumer Discretionary
Harley-Davidson, Inc.	Consumer Discretionary
Union Pacific Corporation	Industrials
Philip Morris International Inc.	Consumer Staples
Time Warner Cable Inc.	Consumer Discretionary
General Electric Company	Industrials
Anheuser-Busch InBev S.A., ADR	Consumer Staples

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Core Equity *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.8%		
Honeywell International Inc.	92	$ 5,115
Precision Castparts Corp.	103	16,909
		22,024
Apparel, Accessories & Luxury Goods – 2.6%		
Polo Ralph Lauren Corporation	31	4,300
Under Armour, Inc., Class A (A)	62	5,829
		10,129
Application Software – 1.7%		
Intuit Inc.	111	6,558
Biotechnology – 1.3%		
Alexion Pharmaceuticals Inc (A)	50	4,915
Brewers – 2.8%		
Anheuser-Busch InBev S.A., ADR (A)	138	10,992
Broadcasting – 5.5%		
CBS Corporation, Class B	413	13,523
Discovery Holding Company, Class A (A)	141	7,604
		21,127
Cable & Satellite – 3.1%		
Time Warner Cable Inc.	144	11,781
Computer Hardware – 6.2%		
Apple Inc. (A)	41	23,769
Computer Storage & Peripherals – 1.0%		
NetApp, Inc. (A)	116	3,704
Consumer Finance – 5.0%		
Capital One Financial Corporation	349	19,081
Data Processing & Outsourced Services – 2.5%		
MasterCard Incorporated, Class A	22	9,634
Department Stores – 0.8%		
Macy's Inc.	86	2,962
Distillers & Vintners – 1.9%		
Beam Inc.	115	7,161
Diversified Chemicals – 1.1%		
Dow Chemical Company (The)	133	4,180
Fertilizers & Agricultural Chemicals – 2.6%		
Monsanto Company	120	9,917
Food Retail – 1.5%		
Whole Foods Market, Inc.	61	5,786
General Merchandise Stores – 1.1%		
Target Corporation	72	4,195
Health Care Equipment – 1.4%		
Covidien plc	102	5,473
Home Improvement Retail – 1.8%		
Home Depot, Inc. (The)	133	7,064
Household Products – 1.1%		
Church & Dwight Co Inc.	76	4,205

COMMON STOCKS (Continued)	Shares	Value
Hypermarkets & Super Centers – 1.9%		
Costco Wholesale Corporation	76	$ 7,217
Industrial Conglomerates – 3.0%		
General Electric Company	551	11,483
Industrial Machinery – 2.2%		
Pall Corp	155	8,490
Integrated Telecommunication Services – 2.2%		
AT&T Inc.	233	8,302
Internet Retail – 1.6%		
Amazon.com, Inc. (A)	28	6,302
Internet Software & Services – 1.1%		
Google Inc., Class A (A)	8	4,409
Motorcycle Manufacturers – 3.5%		
Harley-Davidson, Inc.	292	13,350
Oil & Gas Equipment & Services – 2.4%		
National Oilwell Varco, Inc.	54	3,454
Schlumberger Limited	88	5,716
		9,170
Oil & Gas Exploration & Production – 3.6%		
ConocoPhillips	140	7,820
Noble Energy, Inc.	71	6,063
		13,883
Oil & Gas Refining & Marketing – 1.1%		
Phillips 66 (A)	122	4,066
Other Diversified Financial Services – 2.2%		
JPMorgan Chase & Co.	234	8,364
Packaged Foods & Meats – 2.1%		
Mead Johnson Nutrition Company	101	8,107
Personal Products – 1.7%		
Estee Lauder Companies Inc. (The), Class A	122	6,616
Pharmaceuticals – 3.9%		
Allergan, Inc.	62	5,731
Pfizer Inc.	395	9,084
		14,815
Railroads – 4.8%		
Kansas City Southern	81	5,613
Union Pacific Corporation	109	13,002
		18,615
Restaurants – 3.1%		
McDonald's Corporation	90	7,933
Starbucks Corporation	78	4,132
		12,065
Semiconductors – 3.5%		
Altera Corporation	193	6,545
Microchip Technology Incorporated	208	6,871
		13,416

Core Equity *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 0.6%		
Sherwin-Williams Company (The)	18	$ 2,316
Tobacco – 3.3%		
Philip Morris International Inc.	149	12,964
TOTAL COMMON STOCKS – 98.6%		**$378,607**
(Cost: $314,701)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.3%		
Danaher Corporation, 0.140%, 7–10–12 (B)	$5,000	5,000
Prudential Funding LLC, 0.130%, 7–2–12 (B)	3,566	3,566
Wisconsin Electric Power Co., 0.190%, 7–19–12 (B)	4,000	3,999
		12,565
TOTAL SHORT-TERM SECURITIES – 3.3%		**$ 12,565**
(Cost: $12,565)		
TOTAL INVESTMENT SECURITIES – 101.9%		**$391,172**
(Cost: $327,266)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.9%)		**(7,595)**
NET ASSETS – 100.0%		**$383,577**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$378,607	$ —	$ —
Short-Term Securities	—	12,565	—
Total	$378,607	$12,565	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Dividend Opportunities

Asset Allocation

Stocks	**94.9%**
Industrials	15.8%
Consumer Staples	15.1%
Energy	13.5%
Financials	12.9%
Consumer Discretionary	12.0%
Information Technology	10.7%
Health Care	8.2%
Materials	2.8%
Telecommunication Services	2.8%
Utilities	1.1%
Cash and Cash Equivalents	**5.1%**

Top 10 Equity Holdings

Company	Sector
Philip Morris International Inc.	Consumer Staples
Apple Inc.	Information Technology
Union Pacific Corporation	Industrials
Schlumberger Limited	Energy
Home Depot, Inc. (The)	Consumer Discretionary
Microchip Technology Incorporated	Information Technology
Exxon Mobil Corporation	Energy
Altria Group, Inc.	Consumer Staples
Boeing Company (The)	Industrials
AT&T Inc.	Telecommunication Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Dividend Opportunities *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.4%		
Boeing Company (The)	148	$ 11,004
Honeywell International Inc.	95	5,285
		16,289
Brewers – 2.4%		
Anheuser-Busch InBev S.A., ADR (A)	107	8,534
Broadcasting – 0.6%		
CBS Corporation, Class B	72	2,354
Casinos & Gaming – 0.5%		
Wynn Resorts, Limited	18	1,901
Computer Hardware – 3.5%		
Apple Inc. (A)	23	13,228
Construction & Farm Machinery & Heavy Trucks – 4.1%		
Caterpillar Inc.	44	3,757
Cummins Inc.	29	2,815
Deere & Company	107	8,647
		15,219
Consumer Finance – 1.7%		
Capital One Financial Corporation	119	6,524
Data Processing & Outsourced Services – 3.3%		
Paychex, Inc.	118	3,697
Visa Inc., Class A	69	8,524
		12,221
Distillers & Vintners – 1.9%		
Diageo plc, ADR	71	7,292
Diversified Banks – 2.4%		
Wells Fargo & Company	272	9,081
Diversified Chemicals – 0.7%		
Dow Chemical Company (The)	81	2,563
Diversified Metals & Mining – 1.1%		
Rio Tinto plc, ADR	86	4,090
Fertilizers & Agricultural Chemicals – 1.0%		
Mosaic Company (A)	70	3,855
General Merchandise Stores – 1.0%		
Target Corporation	67	3,913
Home Improvement Retail – 3.3%		
Home Depot, Inc. (The)	233	12,349
Homebuilding – 2.7%		
D.R. Horton, Inc.	331	6,076
M.D.C. Holdings, Inc.	120	3,929
		10,005
Household Products – 1.2%		
Colgate-Palmolive Company	44	4,592

COMMON STOCKS (Continued)	Shares	Value
Industrial Conglomerates – 2.5%		
General Electric Company	452	$ 9,428
Integrated Oil & Gas – 3.5%		
Exxon Mobil Corporation	132	11,279
Royal Dutch Petroleum Company, New York Shares	28	1,918
		13,197
Integrated Telecommunication Services – 2.8%		
AT&T Inc.	296	10,561
Investment Banking & Brokerage – 1.4%		
Goldman Sachs Group, Inc. (The)	55	5,272
Mortgage REITs – 2.5%		
American Capital Agency Corp.	276	9,278
Multi-Utilities – 1.1%		
PG&E Corporation	91	4,104
Oil & Gas Drilling – 2.4%		
Seadrill Limited	256	9,086
Oil & Gas Equipment & Services – 6.7%		
Halliburton Company	122	3,475
National Oilwell Varco, Inc.	135	8,699
Schlumberger Limited	196	12,739
		24,913
Oil & Gas Storage & Transportation – 0.9%		
MarkWest Energy Partners, L.P.	66	3,269
Other Diversified Financial Services – 2.7%		
JPMorgan Chase & Co.	283	10,127
Pharmaceuticals – 8.2%		
Bristol-Myers Squibb Company	140	5,015
GlaxoSmithKline plc, ADR	106	4,849
Johnson & Johnson	112	7,543
Merck & Co., Inc.	97	4,058
Pfizer Inc.	406	9,326
		30,791
Property & Casualty Insurance – 1.2%		
ACE Limited	61	4,492
Railroads – 4.8%		
Kansas City Southern	73	5,085
Union Pacific Corporation	107	12,768
		17,853
Restaurants – 3.9%		
McDonald's Corporation	100	8,847
Starbucks Corporation	102	5,444
		14,291
Semiconductors – 3.9%		
Intel Corporation	97	2,586
Microchip Technology Incorporated	367	12,141
		14,727

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 1.5%		
Coca-Cola Company (The)	71	$ 5,587
Specialized Finance – 1.0%		
CME Group Inc.	14	3,619
Tobacco – 8.1%		
Altria Group, Inc.	320	11,054
Philip Morris International Inc.	218	19,050
		30,104
TOTAL COMMON STOCKS – 94.9%		**$354,709**
(Cost: $310,079)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 5.9%		
Danaher Corporation,		
0.140%, 7–10–12 (B)	$2,500	2,500
John Deere Capital Corporation,		
0.150%, 7–20–12 (B)	7,000	6,999
Nestle Australia Ltd.,		
0.150%, 8–3–12 (B)	5,000	4,999
Prudential Funding LLC,		
0.130%, 7–2–12 (B)	2,632	2,632
Siemens Capital Corp. (GTD by Siemens AG),		
0.140%, 7–10–12 (B)	5,000	5,000
		22,130
Master Note – 1.2%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (C)	4,677	4,677
Municipal Obligations – Taxable – 0.4%		
MS Business Fin Corp, Gulf Opp Zone Indl		
Dev Rev Bonds (Chevron U.S.A. Inc. Proj),		
Ser E (GTD by Chevron Corporation),		
0.160%, 7–3–12 (C)	1,379	1,379
TOTAL SHORT-TERM SECURITIES – 7.5%		**$ 28,186**
(Cost: $28,186)		
TOTAL INVESTMENT SECURITIES – 102.4%		**$382,895**
(Cost: $338,265)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.4%)		**(8,851)**
NET ASSETS – 100.0%		**$374,044**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2012.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$354,709	$ —	$ —
Short-Term Securities	—	28,186	—
Total	$354,709	$28,186	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Energy

Asset Allocation

Stocks	**95.8%**
Energy	88.3%
Industrials	4.8%
Materials	1.6%
Consumer Discretionary	1.1%
Cash and Cash Equivalents	**4.2%**

Country Weightings

North America	**81.5%**
United States	75.8%
Canada	5.7%
Europe	**10.1%**
Netherlands	4.1%
Other Europe	6.0%
Pacific Basin	**2.9%**
Bahamas/Caribbean	**1.3%**
Cash and Cash Equivalents	**4.2%**

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Exxon Mobil Corporation	Energy	Integrated Oil & Gas
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas
Cameron International Corporation	Energy	Oil & Gas Equipment & Services
Enbridge Inc.	Energy	Oil & Gas Storage & Transportation
Southwestern Energy Company	Energy	Oil & Gas Exploration & Production
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Energy (in thousands) JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Auto Parts & Equipment – 1.1%		
BorgWarner Inc. (A)	11	$ 715
Coal & Consumable Fuels – 2.2%		
Cameco Corporation	31	684
Peabody Energy Corporation	28	696
		1,380
Construction & Engineering – 3.6%		
Chicago Bridge & Iron Company N.V., NY Shares	20	776
Fluor Corporation	30	1,490
		2,266
Construction & Farm Machinery & Heavy Trucks – 1.2%		
Cummins Inc.	8	727
Diversified Metals & Mining – 1.6%		
BHP Billiton Limited, ADR	15	976
Integrated Oil & Gas – 8.8%		
BP plc, ADR	13	543
Exxon Mobil Corporation	26	2,255
Occidental Petroleum Corporation	22	1,908
Suncor Energy Inc.	26	747
		5,453
Oil & Gas Drilling – 8.0%		
Ensco plc (A)	16	768
Helmerich & Payne, Inc.	30	1,309
Nabors Industries Ltd. (A)	54	780
Seadrill Limited	30	1,069
Transocean Inc.	23	1,029
		4,955
Oil & Gas Equipment & Services – 28.6%		
Basic Energy Services, Inc. (A)	32	329
Cameron International Corporation (A)	43	1,843
Core Laboratories N.V.	15	1,791
Dresser-Rand Group Inc. (A)	22	991
Dril-Quip, Inc. (A)	18	1,197
FMC Technologies, Inc. (A)	36	1,408
Forum Energy Technologies, Inc. (A)	53	1,034
Halliburton Company	51	1,445
National Oilwell Varco, Inc.	46	2,951
Schlumberger Limited	39	2,548
Superior Energy Services, Inc. (A)	45	902
Tenaris S.A., ADR	13	460
Weatherford International Ltd. (A)	74	937
		17,836
Oil & Gas Exploration & Production – 29.4%		
Anadarko Petroleum Corporation	31	2,052
Apache Corporation	15	1,288
Cabot Oil & Gas Corporation	39	1,535
CNOOC Limited, ADR	4	835
Cobalt International Energy, Inc. (A)	27	627
Concho Resources Inc. (A)	8	664
Continental Resources, Inc. (A)	37	2,433
Devon Energy Corporation	15	884
EOG Resources, Inc.	13	1,144
Kosmos Energy Ltd. (A)	37	413
Laredo Petroleum Holdings, Inc. (A)	16	337

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Noble Energy, Inc.	16	$ 1,378
Oasis Petroleum LLC (A)	22	540
Pioneer Natural Resources Company	7	653
Plains Exploration and Production Company (A)	24	839
Southwestern Energy Company (A)	56	1,798
St. Mary Land & Exploration Company	12	579
Ultra Petroleum Corp. (A)	14	328
		18,327
Oil & Gas Refining & Marketing – 0.9%		
Clean Energy Fuels Corp. (A)	35	548
Oil & Gas Storage & Transportation – 10.4%		
El Paso Pipeline Partners, L.P.	29	967
Enbridge Inc.	46	1,835
Kinder Morgan, Inc.	33	1,076
MarkWest Energy Partners, L.P.	12	582
Regency Energy Partners LP	28	668
Targa Resources Corp.	15	626
Williams Companies, Inc. (The)	26	751
		6,505
TOTAL COMMON STOCKS – 95.8%		**$59,688**
(Cost: $62,475)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.7%		
Citigroup Funding Inc., 0.400%, 7–2–12 (B)	$2,950	2,950
Master Note – 2.2%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (C)	1,353	1,353
TOTAL SHORT-TERM SECURITIES – 6.9%		**$ 4,303**
(Cost: $4,303)		
TOTAL INVESTMENT SECURITIES – 102.7%		**$63,991**
(Cost: $66,778)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.7%)		**(1,691)**
NET ASSETS – 100.0%		**$62,300**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

Energy *(in thousands)* JUNE 30, 2012 (UNAUDITED)

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$59,688	$ —	$ —
Short-Term Securities	—	4,303	—
Total	$59,688	$4,303	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	75.8%
Canada	5.7%
Netherlands	4.1%
United Kingdom	2.1%
Norway	1.7%
Australia	1.6%
Switzerland	1.5%
Bermuda	1.3%
Hong Kong	1.3%
Other Countries	0.7%
Other+	4.2%

+*Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

Global Bond

Asset Allocation

Bonds	**63.1%**
Corporate Debt Securities	50.6%
United States Government and Government Agency Obligations	7.9%
Other Government Securities	4.6%
Cash and Cash Equivalents and Equities	**36.9%**

Quality Weightings

Investment Grade	**38.6%**
AAA	1.0%
AA	7.9%
A	4.7%
BBB	25.0%
Non-Investment Grade	**24.5%**
BB	15.3%
B	3.4%
CCC	0.8%
Non-rated	5.0%
Cash and Cash Equivalents and Equities	**36.9%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Country Weightings

North America	**13.3%**
United States	9.8%
Other North America	3.5%
South America	**20.6%**
Brazil	10.8%
Argentina	3.7%
Other South America	6.1%
Pacific Basin	**14.2%**
India	5.3%
Other Pacific Basin	8.9%
Europe	**13.6%**
Russia	8.2%
Other Europe	5.4%
Other	**1.6%**
Cash and Cash Equivalents	**36.7%**

Global Bond *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Water Utilities – 0.2%		
Aguas Andinas S.A. (A)	34	$ 21
TOTAL COMMON STOCKS – 0.2%		**$ 21**
(Cost: $20)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.6%		
Bombardier Inc., 7.500%, 3–15–18 (B)	$ 50	55
Embraer Overseas Limited, 6.375%, 1–24–17	100	110
		165
Agricultural Products – 1.1%		
CCL Finance Limited, 9.500%, 8–15–14	100	111
Airlines – 1.5%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (B)	55	45
TAM Capital 2 Inc., 9.500%, 1–29–20	100	107
		152
Broadcasting – 2.1%		
Globo Comunicacoe e Participacoes S.A., 6.250%, 12–20–49 (C)	200	214
Coal & Consumable Fuels – 2.1%		
Indo Integrated Energy II B.V., 9.750%, 11–5–16	100	108
PT Adaro Indonesia, 7.625%, 10–22–19	100	106
		214
Diversified Banks – 8.9%		
Banco Bradesco S.A., 4.125%, 5–16–16 (B)	200	207
Banco Cruzeiro do Sul S.A., 7.000%, 7–8–13	115	59
Banco de Credito del Peru, 4.750%, 3–16–16 (B)	100	103
Banco Santander Chile, S.A., 6.500%, 9–22–20 (D)	CLP50,000	95
Bancolombia S.A., 4.250%, 1–12–16	$ 100	104
ICICI Bank Limited, 6.625%, 10–3–12 (B)	125	126
Sberbank Rossii OAO, 6.480%, 5–15–13	100	104
State Bank of India, 4.500%, 10–23–14	100	101
		899
Diversified Metals & Mining – 0.6%		
Glencore Funding LLC, 6.000%, 4–15–14 (B)	60	63
Electric Utilities – 4.7%		
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A., 9.750%, 8–15–21 (B)	50	23

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Emgesa S.A. E.S.P., 8.750%, 1–25–21 (D)	COP25,000	$ 16
Empresa Distribuidora y Comercializadora Norte S.A., 9.750%, 10–25–22 (B)	$ 50	18
Listrindo Capital B.V., 6.950%, 2–21–19 (B)	200	204
Majapahit Holding B.V., 7.750%, 10–17–16	100	113
Rural Electrification Corporation Limited, 4.250%, 1–25–16	100	100
		474
Food Distributors – 1.0%		
Olam International Limited, 7.500%, 8–12–20	100	97
Homebuilding – 1.2%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	25	25
URBI, Desarrollos Urbanos, S.A. de C.V., 8.500%, 4–19–16	100	101
		126
Household Appliances – 0.8%		
Controladora Mabe, S.A. de C.V.:		
6.500%, 12–15–15	50	51
6.500%, 12–15–15 (B)	25	25
		76
Independent Power Producers & Energy Traders – 1.0%		
China Resources Power Holdings Company Limited, 3.750%, 8–3–15	100	101
Industrial Conglomerates – 1.4%		
Jaiprakash Associates Limited, Convertible, 0.000%, 9–12–12 (E)	100	145
IT Consulting & Other Services – 0.3%		
iGATE Corporation, 9.000%, 5–1–16	25	27
Marine – 2.8%		
PB Issuer (No. 2) Limited, Convertible, 1.750%, 4–12–16	90	81
SCF Capital Limited, 5.375%, 10–27–17	200	191
		272
Multi-Utilities – 0.7%		
Black Hills Corporation, 9.000%, 5–15–14	65	72
Oil & Gas Drilling – 3.5%		
Lancer Finance Company (SPV) Limited, 5.850%, 12–12–16 (B)	74	76
Noble Group Limited, 4.875%, 8–5–15	100	100
QGOG Atlantic/Alaskan Rigs Ltd., 5.250%, 7–30–18 (B)	178	181
		357

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production – 4.6%		
Essar Energy Investment Limited, Convertible, 4.250%, 2–1–16	$ 100	$ 60
Novatek Finance Limited, 5.326%, 2–3–16 (B)	200	208
Pacific Rubiales Energy Corp., 8.750%, 11–10–16 (B)	100	109
Pan American Energy LLC, 7.875%, 5–7–21	100	85
		462
Oil & Gas Storage & Transportation – 2.9%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (D)	COP130,000	79
TransCapital Limited, 5.670%, 3–5–14 (B)	$ 200	210
		289
Packaged Foods & Meats – 2.3%		
BFF International Limited, 7.250%, 1–28–20	100	113
Bunge Limited Finance Corp., 5.350%, 4–15–14	25	26
JBS Finance II Ltd., 8.250%, 1–29–18 (B)	100	97
		236
Paper Products – 0.3%		
Inversiones CMPC S.A., 4.750%, 1–19–18 (B)	25	26
Restaurants – 1.3%		
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (D)	BRL250	131
Specialty Stores – 1.2%		
Hengdeli Holdings Limited, Convertible, 2.500%, 10–20–15 (D)	HKD1,000	125
Steel – 1.7%		
ArcelorMittal, 5.375%, 6–1–13	$ 75	77
Steel Capital S.A., 6.700%, 10–25–17	100	101
		178
Wireless Telecommunication Service – 1.0%		
VIP Finance Ireland Limited, 8.375%, 4–30–13	100	103
TOTAL CORPORATE DEBT SECURITIES – 50.6%		$ 5,115
(Cost: $5,226)		
OTHER GOVERNMENT SECURITIES		
Argentina – 0.8%		
City of Buenos Aires, 12.500%, 4–6–15 (B)	100	85
Canada – 1.0%		
Canadian Government Bonds, 1.500%, 3–1–17 (D)	CAD100	99

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Poland – 0.6%		
Poland Government Bonds, 5.000%, 4–25–16 (D)	PLN200	$ 61
Supranational – 0.6%		
Central American Bank for Economic Integration, 5.375%, 9–24–14	$ 58	62
Venezuela – 1.6%		
Corporacion Andina de Fomento, 3.750%, 1–15–16	155	161
TOTAL OTHER GOVERNMENT SECURITIES – 4.6%		$ 468
(Cost: $484)		
UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 7.9%		
United States Treasury Notes:		
1.750%, 8–15–12	550	552
2.125%, 8–15–21	100	105
1.750%, 5–15–22	145	146
		803
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 7.9%		$ 803
(Cost: $797)		
SHORT-TERM SECURITIES		
Commercial Paper – 10.0%		
Danaher Corporation, 0.140%, 7–10–12 (F)	250	250
Prudential Funding LLC, 0.130%, 7–2–12 (F)	250	250
St. Jude Medical, Inc., 0.190%, 7–12–12 (F)	250	250
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.160%, 8–13–12 (F)	250	250
		1,000
Master Note – 2.4%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (G)	247	247
Treasury Bills – 22.5%		
United States Treasury Bills, 0.070%, 8–2–12	2,290	2,290
TOTAL SHORT-TERM SECURITIES – 34.9%		$ 3,537
(Cost: $3,537)		
TOTAL INVESTMENT SECURITIES – 98.2%		$ 9,944
(Cost: $10,064)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.8%		178
NET ASSETS – 100.0%		$10,122

Global Bond *(in thousands)* JUNE 30, 2012 (UNAUDITED)

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $1,861 or 18.4% of net assets.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CAD – Canadian Dollar, CLP – Chilean Peso, COP – Columbian Peso, HKD – Hong Kong Dollar and PLN – Polish Zloty).

(E) Zero coupon bond.

(F) Rate shown is the yield to maturity at June 30, 2012.

(G) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$21	$ —	$—
Corporate Debt Securities	—	5,039	76
Other Government Securities	—	468	—
United States Government Obligations	—	803	—
Short-Term Securities	—	3,537	—
Total	$21	$9,847	$76

The following acronym is used throughout this schedule:

GTD = Guaranteed

Country Diversification	
(as a % of net assets)	
Brazil	10.8%
United States	9.8%
Russia	8.2%
India	5.3%
Argentina	3.7%
Netherlands	3.1%
Columbia	3.1%
Indonesia	2.1%
Mexico	2.0%
Singapore	2.0%
Hong Kong	2.0%
American Samoa	1.8%
Luxembourg	1.7%
Venezuela	1.6%
Canada	1.5%
Chile	1.4%
China	1.0%
Panama	1.0%
Other Countries	1.2%
Other+	36.7%

+*Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

Global Natural Resources

Asset Allocation

Stocks	**86.8%**
Energy	47.7%
Materials	34.2%
Information Technology	1.9%
Industrials	1.9%
Financials	0.9%
Utilities	0.1%
Consumer Staples	0.1%
Purchased Options	**5.0%**
Bonds	**0.0%**
Corporate Debt Securities	0.0%
Cash and Cash Equivalents	**8.2%**

Country Weightings

North America	**56.6%**
United States	44.3%
Canada	12.3%
Europe	**19.1%**
United Kingdom	9.7%
Switzerland	6.0%
Other Europe	3.4%
Pacific Basin	**10.3%**
South Korea	3.5%
Other Pacific Basin	6.8%
South America	**0.8%**
Cash and Cash Equivalents and Options	**13.2%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Cabot Oil & Gas Corporation	United States	Energy	Oil & Gas Exploration & Production
Ensco plc	United Kingdom	Energy	Oil & Gas Drilling
Noble Corporation	Switzerland	Energy	Oil & Gas Drilling
First Quantum Minerals Ltd.	Canada	Materials	Diversified Metals & Mining
Plains Exploration and Production Company	United States	Energy	Oil & Gas Exploration & Production
Potash Corporation of Saskatchewan Inc.	Canada	Materials	Fertilizers & Agricultural Chemicals
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
LG Chem, Ltd.	South Korea	Materials	Commodity Chemicals
Pioneer Natural Resources Company	United States	Energy	Oil & Gas Exploration & Production
Oil States International, Inc.	United States	Energy	Oil & Gas Equipment & Services

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Global Natural Resources *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Brazil – 0.5%		
Suzano Bahia Sul Papel E Celulose S.A.	465	$ 919
Canada – 12.3%		
Agrium Inc.	18	1,592
Athabasca Oil Sands Corp. (A)	100	1,100
First Quantum Minerals Ltd.	400	7,072
Goldcorp Inc.	48	1,792
IAMGOLD Corporation	100	1,183
Osisko Mining Corporation (A)	25	172
Potash Corporation of Saskatchewan Inc.	160	6,990
Precision Drilling Corporation (A)	50	340
Southern Pacific Resource Corp. (A)	212	264
Suncor Energy Inc. (A)	13	376
Teck Cominco Limited	8	248
		21,129
China – 3.4%		
China Metal Recycling (Holdings) Limited (A)	2,953	2,195
GCL-Poly Energy Holdings Limited	9,988	2,208
Sino-Forest Corporation, Class A (A)	590	—*
Trina Solar Limited, ADR (A)	150	954
Yingde Gases Group Company Limited (A)	450	412
		5,769
Cyprus – 0.3%		
Buried Hill Energy (Cyprus) Public Company Limited (A)(B)	70	140
Ocean Rig UDW Inc. (A)	25	338
		478
Germany – 0.5%		
Lanxess AG	13	823
India – 2.0%		
Adani Enterprises Limited	71	287
Hindustan Zinc Limited	119	264
Infrastructure Development Finance Company Limited	595	1,467
Sterlite Industries (India) Limited	737	1,377
		3,395
Indonesia – 0.4%		
PT Harum Energy Tbk	500	307
PT Indo Tambangraya Megah Tbk	95	368
		675
Italy – 0.2%		
Saipem S.p.A.	7	312
Luxembourg – 0.1%		
Pacific Drilling S.A. (A)	30	255
Netherlands – 1.7%		
LyondellBasell Industries N.V., Class A	72	2,899
Russia – 0.4%		
Mechel OAO, ADR	39	101
OJSC Oil Company Rosneft, GDR	65	407
Open Joint Stock Company "RusHydro", ADR	100	240
		748

COMMON STOCKS (Continued)	Shares	Value
Singapore – 0.1%		
Indofood Agri Resources Ltd.	100	$ 115
South Korea – 3.5%		
LG Chem, Ltd.	23	5,954
Switzerland – 6.0%		
Noble Corporation	247	8,035
Weatherford International Ltd. (A)	175	2,210
		10,245
Thailand – 0.9%		
Banpu Public Company Limited	109	1,555
United Kingdom – 9.7%		
Ensco plc (A)	185	8,689
Rio Tinto plc	132	6,273
Rio Tinto plc, ADR	16	765
Xstrata plc	80	1,006
		16,733
United States – 44.3%		
Allegheny Technologies Incorporated	100	3,189
Anadarko Petroleum Corporation	1	66
Approach Resources Inc. (A)	5	128
Boise Inc.	55	362
Cabot Oil & Gas Corporation	300	11,820
Cameron International Corporation (A)	10	427
Celanese Corporation, Series A	112	3,871
Cliffs Natural Resources Inc.	11	542
Crown Holdings, Inc. (A)	33	1,149
Denbury Resources Inc. (A)	20	302
Devon Energy Corporation	3	145
Dow Chemical Company (The)	38	1,197
E.I. du Pont de Nemours and Company	8	405
Eastman Chemical Company	25	1,259
Equitable Resources, Inc.	3	161
Halliburton Company	115	3,265
Helmerich & Payne, Inc.	17	739
KBR, Inc.	115	2,842
Kodiak Oil & Gas Corp. (A)	145	1,190
Laredo Petroleum Holdings, Inc. (A)	19	391
Marathon Oil Corporation	27	690
Marathon Petroleum Corporation	8	359
Molycorp, Inc. (A)	33	718
Mosaic Company (A)	6	329
National Oilwell Varco, Inc.	36	2,320
Noble Energy, Inc.	15	1,272
Occidental Petroleum Corporation (C)	46	3,945
Oil States International, Inc. (A)	75	4,964
Peabody Energy Corporation	133	3,266
Pioneer Natural Resources Company	63	5,557
Plains Exploration and Production Company (A)	200	7,036
QEP Resources, Inc.	43	1,289
Rock-Tenn Company, Class A	29	1,582
Schlumberger Limited	68	4,414
Valero Energy Corporation	57	1,377
Walter Industries, Inc.	28	1,236

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Williams Companies, Inc. (The)	40	$ 1,153
WPX Energy, Inc. (A)	83	1,346
		76,303
TOTAL COMMON STOCKS – 86.3%		**$148,307**
(Cost: $189,146)		
PREFERRED STOCKS		
Brazil – 0.3%		
Bradespar S.A.	36	584
Russia – 0.2%		
Mechel	80	344
United States – 0.0%		
Konarka Technologies, Inc.,		
8.000% Cumulative (A)(B)	68	—*
TOTAL PREFERRED STOCKS – 0.5%		**$ 928**
(Cost: $2,148)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Barrick Gold Corporation,		
Call $33.00, Expires 7–23–12	1,500	705
National Oilwell Varco, Inc.,		
Call $45.00, Expires 1–22–13	200	418
Occidental Petroleum Corporation,		
Call $50.00, Expires 11–19–12	850	3,028
Peabody Energy Corporation,		
Call $16.00, Expires 1–21–13	1,300	1,222
Potash Corporation of Saskatchewan Inc.,		
Call $25.00, Expires 1–21–13	500	930
S&P Energy Select Sector SPDR Fund, Put		
$85.00, Expires 1–21–13	400	750
Schlumberger Limited,		
Call $42.50, Expires 11–19–12	500	1,141
Williams Companies, Inc. (The),		
Call $20.00, Expires 8–20–12	500	430
TOTAL PURCHASED OPTIONS – 5.0%		**$ 8,624**
(Cost: $9,610)		

CORPORATE DEBT SECURITIES	Principal	
Brazil – 0.0%		
Bahia Sul Celulose S.A.,		
8.614%, 12–1–12 (D)(E)(F)	BRL180	85
TOTAL CORPORATE DEBT SECURITIES – 0.0%		**$ 85**
(Cost: $86)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.9%		
Illinois Tool Works Inc.,		
0.120%, 7–12–12 (G)	$3,000	$ 3,000
Wisconsin Electric Power Co.,		
0.160%, 7–2–12 (G)	5,492	5,492
		8,492
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (H)	620	620
Municipal Obligations – Taxable – 1.7%		
MS Business Fin Corp, Gulf Opp Zone Indl		
Dev Rev Bonds (Chevron U.S.A. Inc. Proj),		
Ser E (GTD by Chevron Corporation),		
0.160%, 7–2–12 (H)	3,000	3,000
TOTAL SHORT-TERM SECURITIES – 7.0%		**$ 12,112**
(Cost: $12,112)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$170,056**
(Cost: $213,102)		
CASH AND OTHER ASSETS, NET OF LIABILITIES –1.2%		2,027
NET ASSETS – 100.0%		**$172,083**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Brazilian Real	Toronto-Dominion Bank (The)	110	7-20-12	$ 4	$—
Sell	Brazilian Real	Toronto-Dominion Bank (The)	746	7-27-12	21	—
Sell	Brazilian Real	Toronto-Dominion Bank (The)	140	8-3-12	2	—
Sell	Brazilian Real	Toronto-Dominion Bank (The)	294	8-17-12	—	4
Sell	Brazilian Real	Royal Bank of Canada	184	9-21-12	—	2
Sell	British Pound	Canadian Imperial Bank of Commerce	950	7-13-12	22	—
Sell	British Pound	State Street Global Markets	1,073	7-20-12	49	—
Sell	British Pound	Royal Bank of Canada	600	8-17-12	16	—
Sell	British Pound	Toronto-Dominion Bank (The)	1,380	8-24-12	35	—
Sell	British Pound	Bank of New York Mellon (The)	394	9-21-12	3	—
Sell	Canadian Dollar	State Street Global Markets	2,195	7-13-12	44	—
Sell	Canadian Dollar	Toronto-Dominion Bank (The)	2,405	7-20-12	56	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	1,669	7-27-12	55	—
Sell	Canadian Dollar	State Street Global Markets	1,420	8-3-12	45	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	955	8-17-12	15	—
Sell	Canadian Dollar	Royal Bank of Canada	955	8-24-12	—	8
Sell	Canadian Dollar	Toronto-Dominion Bank (The)	1,705	8-31-12	—	11
Sell	Canadian Dollar	Bank of New York Mellon (The)	955	9-14-12	—	—*
Sell	Euro	Royal Bank of Canada	132	7-13-12	7	—
Sell	Euro	Royal Bank of Canada	171	7-13-12	—	2
Sell	Euro	Toronto-Dominion Bank (The)	131	8-3-12	1	—
Sell	Euro	Toronto-Dominion Bank (The)	96	8-3-12	—	2
Sell	Euro	Canadian Imperial Bank of Commerce	174	8-3-12	5	—
Sell	Euro	Canadian Imperial Bank of Commerce	109	8-31-12	—	1
Sell	South Korean Won	Royal Bank of Canada	878,000	7-13-12	2	—
Sell	South Korean Won	Bank of New York Mellon (The)	765,000	7-27-12	—	—*
Sell	South Korean Won	State Street Global Markets	418,324	8-3-12	1	—
Sell	South Korean Won	Canadian Imperial Bank of Commerce	721,200	8-24-12	—	6
Sell	South Korean Won	Bank of New York Mellon (The)	435,000	8-31-12	—	8
Sell	South Korean Won	Royal Bank of Canada	435,000	9-14-12	—	9
					$383	$53

The following futures contracts were outstanding at June 30, 2012 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Depreciation
S&P 500 E-mini Index	Short	9–21–12	255	$(17,294)	$(439)
S&P/Toronto Stock Exchange 60 Index	Short	9–21–12	92	(11,954)	(239)
				$(29,248)	$(678)

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Restricted securities. At June 30, 2012, the Portfolio owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Buried Hill Energy (Cyprus) Public Company Limited	5–1–07 to 4–17–08	70	$118	$140
Konarka Technologies, Inc., 8.000% Cumulative	8–31–07	68	211	—*
			$329	$140

The total value of these securities represented 0.1% of net assets at June 30, 2012.

(C) All or a portion of the security position has been pledged as collateral on open futures contracts.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real).

(E) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $85 or 0.0% of net assets.

(F) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(G)Rate shown is the yield to maturity at June 30, 2012.

(H)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Staples	$ —	$ 115	$ —
Energy	79,232	2,947	140
Financials	—	1,467	—
Industrials	2,842	287	—
Information Technology	954	2,208	—
Materials	39,571	18,304	—*
Utilities	—	240	—
Total Common Stocks	$122,599	$25,568	$140
Preferred Stocks	928	—	—
Purchased Options	8,624	—	—
Corporate Debt Securities	—	—	85
Short-Term Securities	—	12,112	—
Total	$132,151	$37,680	$225
Forward Foreign Currency Contracts	$ —	$ 383	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 53	$ —
Futures Contracts	$ 678	$ —	$ —

The following acronyms are used throughout this schedule:

*Not shown due to rounding.

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Energy	47.7%
Materials	34.2%
Information Technology	1.9%
Industrials	1.9%
Financials	0.9%
Utilities	0.1%
Consumer Staples	0.1%
Other+	13.2%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Growth

Asset Allocation

Stocks	**95.1%**
Information Technology	33.6%
Consumer Discretionary	23.9%
Consumer Staples	8.8%
Industrials	8.7%
Energy	6.3%
Health Care	6.1%
Materials	6.0%
Financials	1.7%
Cash and Cash Equivalents	**4.9%**

Top 10 Equity Holdings

Company	Sector
Apple Inc.	Information Technology
MasterCard Incorporated, Class A	Information Technology
Starbucks Corporation	Consumer Discretionary
Monsanto Company	Materials
Precision Castparts Corp.	Industrials
Philip Morris International Inc.	Consumer Staples
Visa Inc., Class A	Information Technology
CBS Corporation, Class B	Consumer Discretionary
Schlumberger Limited	Energy
Intuit Inc.	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Growth *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 5.8%		
Boeing Company (The)	243	$ 18,025
Precision Castparts Corp.	231	37,931
		55,956
Apparel, Accessories & Luxury Goods – 0.5%		
Under Armour, Inc., Class A (A)	56	5,263
Application Software – 3.1%		
Intuit Inc.	508	30,162
Asset Management & Custody Banks – 1.7%		
T. Rowe Price Group, Inc.	267	16,791
Auto Parts & Equipment – 1.1%		
BorgWarner Inc. (A)	167	10,947
Automotive Retail – 3.2%		
AutoZone, Inc. (A)	65	24,013
O'Reilly Automotive, Inc. (A)	87	7,246
		31,259
Broadcasting – 4.2%		
CBS Corporation, Class B	1,066	34,941
Discovery Holding Company, Class A (A)	97	5,216
		40,157
Cable & Satellite – 0.5%		
Time Warner Cable Inc.	65	5,337
Casinos & Gaming – 3.5%		
Las Vegas Sands, Inc.	389	16,896
Wynn Resorts, Limited	168	17,394
		34,290
Communications Equipment – 1.4%		
QUALCOMM Incorporated	246	13,684
Computer Hardware – 9.9%		
Apple Inc. (A)	165	96,242
Data Processing & Outsourced Services – 7.7%		
MasterCard Incorporated, Class A	94	40,388
Visa Inc., Class A	283	35,024
		75,412
Distillers & Vintners – 0.8%		
Beam Inc.	129	8,080
Environmental & Facilities Services – 0.5%		
Stericycle, Inc. (A)	59	5,363
Fertilizers & Agricultural Chemicals – 4.0%		
Monsanto Company	471	38,981
Footwear – 0.7%		
NIKE, Inc., Class B	74	6,478
Home Improvement Retail – 0.8%		
Home Depot, Inc. (The)	148	7,837
Hotels, Resorts & Cruise Lines – 0.1%		
Starwood Hotels & Resorts Worldwide, Inc.	23	1,212

COMMON STOCKS (Continued)	Shares	Value
Household Products – 0.6%		
Colgate-Palmolive Company	54	$ 5,642
Industrial Conglomerates – 1.2%		
Danaher Corporation	233	12,135
Industrial Gases – 2.0%		
Praxair, Inc.	183	19,898
Internet Retail – 1.4%		
Amazon.com, Inc. (A)	60	13,678
Internet Software & Services – 3.2%		
eBay Inc. (A)	128	5,390
Facebook, Inc., Class A (A)	151	4,684
Google Inc., Class A (A)	36	20,859
		30,933
IT Consulting & Other Services – 2.6%		
Cognizant Technology Solutions Corporation, Class A (A)	423	25,356
Life Sciences Tools & Services – 0.5%		
Mettler-Toledo International Inc. (A)	31	4,769
Managed Health Care – 1.6%		
UnitedHealth Group Incorporated	264	15,462
Motorcycle Manufacturers – 0.7%		
Harley-Davidson, Inc.	149	6,814
Oil & Gas Equipment & Services – 6.3%		
National Oilwell Varco, Inc.	443	28,547
Schlumberger Limited	512	33,256
		61,803
Packaged Foods & Meats – 1.0%		
Mead Johnson Nutrition Company	125	10,080
Personal Products – 1.7%		
Estee Lauder Companies Inc. (The), Class A	313	16,929
Pharmaceuticals – 4.0%		
Allergan, Inc.	317	29,353
Johnson & Johnson	148	10,006
		39,359
Railroads – 1.2%		
Kansas City Southern	168	11,707
Restaurants – 7.2%		
McDonald's Corporation	247	21,849
Starbucks Corporation	756	40,331
YUM! Brands, Inc.	113	7,247
		69,427
Semiconductor Equipment – 0.4%		
Lam Research Corporation (A)	111	4,178
Semiconductors – 3.0%		
Altera Corporation	246	8,335
Broadcom Corporation, Class A	134	4,539
Microchip Technology Incorporated	485	16,031
		28,905

Growth *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Soft Drinks – 0.9%		
Coca-Cola Company (The)	111	$ 8,656
Systems Software – 2.3%		
Oracle Corporation	427	12,673
VMware, Inc., Class A (A)	103	9,332
		22,005
Tobacco – 3.8%		
Philip Morris International Inc.	418	36,474
TOTAL COMMON STOCKS – 95.1%		**$927,661**
(Cost: $760,848)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 3.2%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.140%, 7–18–12 (B)	$5,000	4,999
ConAgra Foods, Inc., 0.300%, 7–5–12 (B)	3,325	3,325
Ecolab Inc., 0.420%, 7–24–12 (B)	5,000	4,999
Illinois Tool Works Inc., 0.120%, 7–12–12 (B)	3,000	3,000
John Deere Capital Corporation, 0.150%, 7–12–12 (B)	1,000	1,000
L'Air Liquide S.A., 0.220%, 7–27–12 (B)	2,500	2,500
Muni Impvt Corp of Los Angeles, Lease Rev (GTD byJP Morgan Chase & Co.), 0.160%, 7–11–12 (B)	5,000	5,000
Prudential Funding LLC, 0.130%, 7–2–12 (B)	2,071	2,071
Siemens Capital Corp. (GTD by Siemens AG), 0.140%, 7–10–12 (B)	5,000	4,999
		31,893
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (C)	543	543
TOTAL SHORT-TERM SECURITIES – 3.3%		**$ 32,436**
(Cost: $32,436)		
TOTAL INVESTMENT SECURITIES – 98.4%		**$960,097**
(Cost: $793,284)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.6%		**15,229**
NET ASSETS – 100.0%		**$975,326**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$927,661	$ —	$ —
Short-Term Securities	—	32,436	—
Total	$927,661	$32,436	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

High Income

Asset Allocation

Bonds	**94.2%**
Corporate Debt Securities	76.8%
Senior Loans	16.9%
Municipal Bonds – Taxable	0.5%
Cash and Cash Equivalents and Equities	**5.8%**

Quality Weightings

Investment Grade	**3.6%**
AA	0.5%
A	0.0%
BBB	3.1%
Non-Investment Grade	**90.6%**
BB	8.9%
B	54.6%
CCC	25.6%
Non-rated	1.5%
Cash and Cash Equivalents and Equities	**5.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

High Income *(in thousands)*

COMMON STOCKS	Shares	Value
Casinos & Gaming – 0.0%		
Pinnacle Entertainment, Inc. (A)	13	$ 120
Food Retail – 0.3%		
Roundy's Supermarkets, Inc.	91	927
Oil & Gas Storage & Transportation – 0.2%		
Inergy, L.P.	33	613
Packaged Foods & Meats – 0.0%		
Dole Food Company, Inc. (A)	2	14
Railroads – 0.1%		
Kansas City Southern	5	376
Wireless Telecommunication Service – 0.1%		
Clearwire Corporation, Class A (A)	198	222
TOTAL COMMON STOCKS – 0.7%		$ 2,272
(Cost: $2,502)		

PREFERRED STOCKS		
Consumer Finance – 0.3%		
Ally Financial Inc., 8.500%	18	405
GMAC Capital Trust I, 8.125%	22	528
		933
Trucking – 0.0%		
Swift Services Holdings, Inc., 6.000% Cumulative (B)	15	143
TOTAL PREFERRED STOCKS – 0.3%		$ 1,076
(Cost: $1,129)		

WARRANTS		
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (C)	1	54
TOTAL WARRANTS – 0.0%		$ 54
(Cost: $72)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.3%		
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10–1–19	$1,089	1,089
Agricultural Products – 0.7%		
American Seafoods Group LLC, 10.750%, 5–15–16 (B)	1,163	1,093
ASG Consolidated LLC, 15.000%, 5–15–17 (B)(D)	1,608	1,239
		2,332
Alternative Carriers – 2.2%		
Level 3 Communications, Inc., 11.875%, 2–1–19	3,465	3,837

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Alternative Carriers (Continued)		
Level 3 Financing, Inc.:		
10.000%, 2–1–18	$ 700	$ 758
9.375%, 4–1–19	200	216
8.125%, 7–1–19	2,051	2,105
8.625%, 7–15–20	377	396
		7,312
Apparel Retail – 0.5%		
J.Crew Group, Inc., 8.125%, 3–1–19	1,279	1,321
Limited Brands, Inc., 5.625%, 2–15–22	336	346
		1,667
Apparel, Accessories & Luxury Goods – 0.6%		
Liz Claiborne, Inc., 10.500%, 4–15–19 (B)	1,813	2,017
Auto Parts & Equipment – 4.4%		
Affinia Group Inc.:		
9.000%, 11–30–14	290	293
10.750%, 8–15–16 (B)	1,160	1,257
Exide Technologies, 8.625%, 2–1–18	807	637
Icahn Enterprises L.P., 8.000%, 1–15–18	4,013	4,263
Icahn Enterprises L.P. and Icahn Enterprises Finance Corp., 7.750%, 1–15–16	980	1,030
IDQ Holdings, Inc., 11.500%, 4–1–17 (B)	3,208	3,336
Schaeffler Finance B.V.:		
7.750%, 2–15–17 (B)	2,264	2,360
8.500%, 2–15–19 (B)	1,709	1,824
		15,000
Automotive Manufacturers – 0.4%		
Chrysler Group LLC and CG:		
8.000%, 6–15–19	475	488
8.250%, 6–15–21	988	1,015
		1,503
Automotive Retail – 2.4%		
Asbury Automotive Group, Inc.:		
7.625%, 3–15–17	1,351	1,398
8.375%, 11–15–20	2,142	2,335
Sonic Automotive, Inc.:		
9.000%, 3–15–18	2,940	3,198
7.000%, 7–15–22 (B)	985	1,019
		7,950
Banking – 0.3%		
Ally Financial Inc.:		
4.625%, 6–26–15	515	519
5.500%, 2–15–17	325	330
		849
Broadcasting – 2.2%		
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20 (B)	60	57

High Income *(in thousands)* JUNE 30, 2012 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting (Continued)		
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (B)	$ 434	$ 424
Cumulus Media Inc., 7.750%, 5–1–19	3,645	3,435
Harron Communications, L.P. and Harron Finance Corporation, 9.125%, 4–1–20 (B)	550	578
Zayo Escrow Corporation, 8.125%, 1–1–20 (B)	1,057	1,105
Zayo Group, LLC and Zayo Capital, Inc., 10.125%, 7–1–20 (B)	1,624	1,726
		7,325
Building Products – 2.0%		
HD Supply, Inc.:		
8.125%, 4–15–19 (B)	849	917
11.000%, 4–15–20 (B)	1,699	1,829
Ply Gem Holdings, Inc., 8.250%, 2–15–18	1,117	1,095
Ply Gem Industries, Inc., 8.250%, 2–15–18 (B)	2,042	1,898
Roofing Supply Group, LLC and Roofing Supply Finance, Inc., 10.000%, 6–1–20 (B)	716	748
		6,487
Cable & Satellite – 0.1%		
Nara Cable Funding Limited, 8.875%, 12–1–18 (B)	321	276
Casinos & Gaming – 1.9%		
Boyd Gaming Corporation, 9.000%, 7–1–20 (B)	1,361	1,364
MGM MIRAGE, 11.375%, 3–1–18	600	707
MGM Resorts International:		
10.000%, 11–1–16	560	620
8.625%, 2–1–19 (B)	902	965
Wynn Las Vegas, LLC and Wynn Las Vegas Capital Corp., 5.375%, 3–15–22 (B)	2,639	2,652
		6,308
Commodity Chemicals – 0.2%		
INEOS Finance plc, 8.375%, 2–15–19 (B)	525	543
Communications Equipment – 0.6%		
Brightstar Corporation, 9.500%, 12–1–16 (B)	2,124	2,177
Construction & Engineering – 0.3%		
J.M. Huber Corporation, 9.875%, 11–1–19 (B)	915	984
Construction Materials – 1.4%		
Cemex Finance LLC, 9.500%, 12–14–16 (B)	1,050	1,024
Cemex SAB de CV, 9.000%, 1–11–18 (B)	158	141
Headwaters Incorporated, 7.625%, 4–1–19	1,048	1,030

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials (Continued)		
Headwaters Incorporated, Convertible, 8.750%, 2–1–16	$ 975	$ 957
Hillman Group, Inc. (The), 10.875%, 6–1–18	1,407	1,487
		4,639
Consumer Finance – 0.9%		
Credit Acceptance Corporation, 9.125%, 2–1–17	551	598
Speedy Cash Intermediate Holdings Corp., 10.750%, 5–15–18 (B)	2,089	2,156
TMX Finance LLC and TitleMax Finance Corporation: 13.250%, 7–15–15	538	595
		3,349
Data Processing & Outsourced Services – 1.3%		
Alliance Data Systems Corporation, 6.375%, 4–1–20 (B)	4,344	4,453
Diversified Chemicals – 0.5%		
Kinove German Bondco GmbH, 10.000%, 6–15–18 (B)(E)	EUR664	851
Styrolution Group GmbH, 7.625%, 5–15–16 (B)(E)	769	831
		1,682
Diversified Metals & Mining – 1.3%		
FMG Resources Pty Ltd.:		
6.375%, 2–1–16 (B)	$ 300	304
6.000%, 4–1–17 (B)	653	656
6.875%, 2–1–18 (B)	300	303
8.250%, 11–1–19 (B)	991	1,050
6.875%, 4–1–22 (B)	2,139	2,156
		4,469
Diversified Support Services – 0.3%		
Nexeo Solutions, LLC, 8.375%, 3–1–18	1,037	1,006
Education Services – 3.7%		
Laureate Education, Inc.:		
11.000%, 8–15–15 (B)(F)	1,750	1,794
11.250%, 8–15–15 (B)(F)	7,228	7,409
12.750%, 8–15–17 (B)(F)	3,040	3,222
		12,425
Electronic Components – 0.6%		
WireCo WorldGroup Inc., 9.500%, 5–15–17	2,090	2,111
Electronic Equipment & Instruments – 1.9%		
CDW LLC and CDW Finance Corporation:		
12.535%, 10–12–17	3,990	4,329
8.500%, 4–1–19	1,973	2,101
		6,430
Electronic Manufacturing Services – 2.2%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	1,520	1,733
8.250%, 3–15–18	1,885	2,211

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electronic Manufacturing Services (Continued)		
KEMET Corporation:		
10.500%, 5–1–18 (B)	$ 1,975	$ 2,024
10.500%, 5–1–18	1,040	1,071
		7,039
Environmental & Facilities Services – 0.4%		
Heckmann Corporation,		
9.875%, 4–15–18 (B)	1,442	1,370
Food Distributors – 1.7%		
U.S. Foodservice, Inc.,		
8.500%, 6–30–19 (B)	2,703	2,744
Viskase Companies, Inc.,		
9.875%, 1–15–18 (B)	2,825	2,938
		5,682
Forest Products – 0.9%		
Ainsworth Lumber Co. Ltd.,		
11.000%, 7–29–15 (B)(D)	3,469	3,029
Health Care Equipment – 0.8%		
DJO Finance LLC and DJO Finance		
Corporation,		
9.750%, 10–15–17	420	300
Immucor, Inc.,		
11.125%, 8–15–19	2,147	2,351
		2,651
Health Care Facilities – 2.8%		
Acadia Healthcare Company, Inc.,		
12.875%, 11–1–18	1,558	1,776
Chiron Merger Sub, Inc.,		
12.500%, 11–1–19 (B)	811	734
INC Research, LLC,	375	364
11.500%, 7–15–19 (B)		
Kindred Healthcare, Inc.,		
8.250%, 6–1–19	756	701
Physio-Control International, Inc.,		
9.875%, 1–15–19 (B)	1,080	1,150
Radiation Therapy Services, Inc.,		
9.875%, 4–15–17	718	562
Tenet Healthcare Corporation,		
6.875%, 11–15–31	2,303	1,952
Wolverine Healthcare Analytics, Inc.,		
10.625%, 6–1–20 (B)	2,000	2,080
		9,319
Health Care Services – 0.4%		
Air Medical Group Holdings Inc.,		
9.250%, 11–1–18 (B)	600	624
WP Rocket Merger Sub, Inc.,		
10.125%, 7–15–19 (B)	830	805
		1,429
Health Care Technology – 1.4%		
Emdeon, Inc.,		
11.000%, 12–31–19 (B)	2,204	2,468
MedAssets, Inc.,		
8.000%, 11–15–18	2,248	2,372
		4,840

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Home Furnishings – 0.1%		
Empire Today, LLC and Empire Today		
Finance Corp.,		
11.375%, 2–1–17 (B)	$ 340	$ 344
Household Products – 0.8%		
Reynolds Group Holdings Limited:		
9.000%, 4–15–19 (B)	1,880	1,875
9.875%, 8–15–19 (B)	255	265
8.250%, 2–15–21 (B)	280	266
Reynolds Group Issuer (Luxembourg) S.A.,		
Reynolds Group Issuer LLC and Reynolds		
Group Issuer, Inc.,		
9.875%, 8–15–19 (B)	404	419
		2,825
Independent Power Producers & Energy Traders – 0.9%		
NRG Energy, Inc.:		
7.625%, 5–15–19	1,280	1,296
7.875%, 5–15–21	1,600	1,616
		2,912
Industrial Machinery – 0.0%		
Tempel Steel Company,		
12.000%, 8–15–16 (B)	127	121
Integrated Telecommunication Services – 0.5%		
Consolidated Communications Finance Co.,		
10.875%, 6–1–20 (B)	1,710	1,778
Investment Banking & Brokerage – 0.8%		
E*TRADE Financial Corporation:		
7.875%, 12–1–15	481	488
6.750%, 6–1–16	780	794
GFI Group Inc.,		
8.375%, 7–19–18	1,735	1,457
		2,739
IT Consulting & Other Services – 0.9%		
iGATE Corporation,		
9.000%, 5–1–16	2,744	2,936
Leisure Facilities – 1.0%		
Palace Entertainment Holdings, LLC,		
8.875%, 4–15–17 (B)	3,242	3,388
Metal & Glass Containers – 1.4%		
Consolidated Container Company LLC and		
Consolidated Container Capital, Inc.,		
10.125%, 7–15–20 (B)	3,444	3,547
Plastipak Holdings, Inc.,		
10.625%, 8–15–19 (B)	1,070	1,213
		4,760
Movies & Entertainment – 0.9%		
AMC Entertainment Holdings, Inc.,		
9.750%, 12–1–20	990	1,069
Carmike Cinemas, Inc., ...		
7.375%, 5–15–19	1,813	1,877
		2,946
Multi-Line Insurance – 0.4%		
American International Group, Inc.,		
8.175%, 5–15–58	1,135	1,231

High Income *(in thousands)* JUNE 30, 2012 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Drilling – 0.5%		
RDS Ultra-Deepwater Ltd,		
11.875%, 3–15–17 (B)	$ 1,560	$ 1,728
Oil & Gas Equipment & Services – 1.3%		
Global Geophysical Services, Inc.:		
10.500%, 5–1–17	3,576	3,406
10.500%, 5–1–17 (B)	1,133	1,068
		4,474
Oil & Gas Refining & Marketing – 3.3%		
Energy Partners Ltd.,		
8.250%, 2–15–18	2,516	2,485
Offshore Group Investment Limited:		
11.500%, 8–1–15	4,130	4,480
11.500%, 8–1–15 (B)	3,380	3,667
PetroBakken Energy Ltd.,		
8.625%, 2–1–20 (B)	265	264
		10,896
Oil Services – 0.4%		
Bill Barrett Corporation,		
7.000%, 10–15–22	238	227
Linn Energy, LLC and Linn Energy Finance Corp.,		
6.250%, 11–1–19 (B)	1,306	1,280
		1,507
Other Diversified Financial Services – 0.6%		
Bank of America Corporation:		
8.000%, 12–29–49 (F)	1,450	1,510
8.125%, 12–29–49 (F)	426	447
		1,957
Packaged Foods & Meats – 1.2%		
Bumble Bee Foods, LLC:		
9.000%, 12–15–17 (B)	1,996	1,991
9.625%, 3–15–18 (B)	2,175	1,990
		3,981
Pharmaceuticals – 1.4%		
Capsugel Finance Co S.C.A.,		
9.875%, 8–1–19 (B)(E)	EUR1,222	1,655
ConvaTec Healthcare E S.A.,		
10.500%, 12–15–18 (B)	$ 630	633
Jaguar Holding Company II and Jaguar Merger Sub Inc.,		
9.500%, 12–1–19 (B)	2,239	2,449
		4,737
Regional Banks – 1.0%		
CIT Group, Inc.,		
7.000%, 5–2–17 (B)	3,198	3,204
Restaurants – 5.0%		
Carrols Restaurant Group, Inc.,		
11.250%, 5–15–18 (B)	859	902
CKE Holdings, Inc.,		
10.500%, 3–14–16 (B)(D)	6,881	7,322
Dave & Buster's, Inc.,		
0.000%, 2–15–16 (B)(G)	5,280	3,604
NPC International, Inc.,		
10.500%, 1–15–20	2,438	2,700

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Restaurants (Continued)		
Ruby Tuesday, Inc.,		
7.625%, 5–15–20 (B)	$ 1,198	$ 1,069
Wok Acquisition Corp.,		
10.250%, 6–30–20 (B)	1,315	1,354
		16,951
Retail Stores – 0.8%		
Claire's Stores, Inc.,		
9.000%, 3–15–19 (B)	1,093	1,105
Fifth & Pacific Companies, Inc.,		
10.500%, 4–15–19 (B)	1,398	1,556
		2,661
Security & Alarm Services – 0.1%		
DynCorp International Inc.,		
10.375%, 7–1–17	495	423
Semiconductor Equipment – 0.0%		
Phototronics, Inc., Convertible,		
3.250%, 4–1–16 (B)	170	165
Semiconductors – 0.8%		
Freescale Semiconductor, Inc.,		
8.050%, 2–1–20	1,302	1,285
Micron Technology, Inc., Convertible:		
1.500%, 8–1–31 (B)	461	408
1.875%, 8–1–31 (B)	135	121
3.125%, 5–1–32 (B)	849	774
		2,588
Specialized Consumer Services – 3.2%		
B-Corp Merger Sub, Inc.,		
8.250%, 6–1–19 (B)	1,635	1,623
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (B)	2,243	2,299
7.500%, 6–15–19 (B)(E)	EUR1,787	2,233
Monitronics International, Inc.,		
9.125%, 4–1–20 (B)	$ 1,795	1,723
TransUnion LLC and TransUnion Financing Corporation,		
9.625%, 6–15–18 (B)	2,720	2,938
		10,816
Specialized Finance – 1.8%		
CNG Holdings, Inc.,		
9.375%, 5–15–20 (B)	675	692
Everest Acquisition, LLC and Everest Acquisition Finance, Inc.:		
6.875%, 5–1–19 (B)	370	387
9.375%, 5–1–20 (B)	986	1,022
International Lease Finance Corporation:		
4.875%, 4–1–15	815	819
5.875%, 4–1–19	815	816
WM Finance Corp.,		
11.500%, 10–1–18	959	1,060
WM Holdings Finance Corp.,		
13.750%, 10–1–19	1,495	1,574
		6,370
Specialized REITs – 1.0%		
CNL Lifestyles Properties, Inc.,		
7.250%, 4–15–19	3,546	3,262

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Steel – 0.4%		
Ryerson Inc.,		
12.000%, 11–1–15	$ 750	$ 754
Severstal Columbus LLC,		
10.250%, 2–15–18	720	721
		1,475
Systems Software – 1.8%		
Atlantis Merger Sub, Inc. and SoftBrands, Inc.,		
11.500%, 7–15–18 (B)	3,296	3,724
Lawson Software, Inc.,		
9.375%, 4–1–19 (B)	2,351	2,510
		6,234
Technology Distributors – 1.0%		
Sophia, L.P. and Sophia Finance, Inc.,		
9.750%, 1–15–19 (B)	3,215	3,416
Thrifts & Mortgage Finance – 0.5%		
Provident Funding Associates, L.P. and PFG		
Finance Corp.,		
10.125%, 2–15–19 (B)	1,745	1,623
Wireless Telecommunication Service –1.4%		
Clearwire Communications LLC,		
12.000%, 12–1–15 (B)	1,465	1,334
Clearwire Communications LLC and Clearwire		
Finance, Inc.,		
14.750%, 12–1–16 (B)	81	79
Cricket Communications, Inc.,		
7.750%, 10–15–20	695	664
Digicel Group Limited,		
10.500%, 4–15–18 (B)	928	970
Eileme 1 AB (publ) Polkomtel S.A.,		
14.250%, 8–15–20 (B)(D)	555	498
Sprint Nextel Corporation:		
9.125%, 3–1–17 (B)	408	428
7.000%, 3–1–20 (B)	258	268
Wind Acquisition Finance S.A.,		
11.750%, 7–15–17 (B)	685	553
		4,794
TOTAL CORPORATE DEBT SECURITIES – 76.8%		**$258,984**
(Cost: $253,788)		
MUNICIPAL BONDS – TAXABLE		
Arizona – 0.5%		
AZ Hlth Fac Auth, Rev Bonds		
(Banner Hlth), Ser 2007B,		
1.124%, 1–1–37 (F)	2,175	1,579
TOTAL MUNICIPAL BONDS – TAXABLE – 0.5%		**$ 1,579**
(Cost: $1,417)		
SENIOR LOANS		
Application Software – 1.5%		
Misys plc and Magic Newco, LLC,		
12.000%, 3–19–19 (F)	5,127	5,016

SENIOR LOANS (Continued)	Principal	Value
Broadcasting – 0.7%		
Granite Broadcasting Corporation,		
8.500%, 4–24–19 (F)	$2,560	2,522
Building Products – 1.1%		
Goodman Global, Inc.,		
9.000%, 10–28–17 (F)	3,783	3,825
Casinos & Gaming – 0.3%		
Revel AC, Inc.,		
9.000%, 2–17–17 (F)	350	297
Station Casinos LLC,		
3.245%, 6–17–16 (F)	737	692
		989
Commodity Chemicals – 0.4%		
INEOS Group Holdings Limited and INEOS US		
FinanceLLC:		
5.500%, 5–4–18 (F)	492	494
6.500%, 5–4–18 (F)	860	841
		1,335
Communications Equipment – 1.0%		
Blue Coat Systems, Inc.:		
7.500%, 2–8–18 (F)	1,622	1,614
11.500%, 8–8–18 (F)	634	634
Zayo Group, LLC,		
7.125%, 3–18–19 (F)	962	964
		3,212
Construction & Farm Machinery & Heavy Trucks – 0.2%		
Wabash National Corporation,		
6.000%, 4–17–19 (F)	728	717
Diversified Support Services – 1.9%		
Advantage Sales & Marketing, Inc.:		
9.250%, 5–29–18 (F)	5,184	5,150
13.000%, 12–30–18 (F)	1,100	1,095
Applied Systems, Inc.,		
9.250%, 6–8–17 (F)	215	213
		6,458
Environmental & Facilities Services – 0.3%		
K2 Pure Solutions Nocal, L.P.,		
10.000%, 9–10–15 (F)	998	990
Food Distributors – 0.6%		
Fairway Group Acquisition Company,		
7.500%, 3–3–17 (F)	1,922	1,902
Health Care Facilities – 0.6%		
National Surgical Hospitals, Inc.:		
0.000%, 2–3–17 (F)	323	313
8.250%, 2–3–17 (F)	1,829	1,774
		2,087
Health Care Services – 0.7%		
Quintiles Transnational Corp.,		
7.500%, 2–28–17 (F)	2,443	2,431
Home Furnishings – 0.5%		
Spring Windows Fashions, LLC,		
11.250%, 5–31–18 (F)	1,800	1,764

SCHEDULE OF INVESTMENTS
High Income *(in thousands)*

JUNE 30, 2012 (UNAUDITED)

SENIOR LOANS (Continued)	Principal	Value
Hotels, Resorts & Cruise Lines – 0.0%		
Revel Entertainment Group LLC and Revel AC, Inc.,		
9.000%, 2–17–17 (F)	$ 21	$ 18
Independent Power Producers & Energy Traders – 0.6%		
Texas Competitive Electric Holdings Company, LLC,		
4.741%, 10–10–17 (F)	3,291	1,965
Integrated Oil & Gas – 0.0%		
EP Energy LLC and Everest Acquisition LLC,		
6.500%, 5–1–18 (F)	100	101
Internet Software & Services – 0.8%		
Nextag, Inc.,		
7.000%, 1–28–16 (F)	783	754
Web.com Group, Inc.,		
7.000%, 10–27–17 (F)	1,937	1,922
		2,676
IT Consulting & Other Services – 0.5%		
Presidio, Inc.,		
7.250%, 3–31–17 (F)	1,533	1,536
Vertafore, Inc.,		
9.750%, 10–29–17 (F)	222	221
		1,757
Movies & Entertainment – 0.9%		
Formula One Holdings Ltd. and Alpha Topco Limited,		
6.250%, 4–30–18 (F)	2,953	2,945
Oil & Gas Exploration & Production – 0.5%		
Chesapeake Energy Corporation,		
8.500%, 12–2–17 (F)	1,700	1,685
Research & Consulting Services – 0.9%		
AlixPartners, LLP,		
0.000%, 11–15–19 (F)	2,978	2,907
Restaurants – 0.6%		
Focus Brands, Inc.:		
6.250%, 2–22–18 (F)	478	478
7.250%, 2–22–18 (F)	8	8
10.250%, 9–1–18 (F)	1,610	1,614
		2,100

SENIOR LOANS (Continued)	Principal	Value
Retail Stores – 0.6%		
Claire's Stores, Inc.:		
2.995%, 5–29–14 (F)	$1,397	$ 1,324
3.216%, 5–29–14 (F)	602	570
		1,894
Specialized Consumer Services – 1.4%		
HD Supply, Inc.:		
7.250%, 9–26–17 (F)	4,700	4,726
		4,726
Specialty Stores – 0.3%		
Savers, Inc.,		
0.000%, 6–11–19 (F)	944	943
TOTAL SENIOR LOANS – 16.9%		$ 56,965
(Cost: $57,408)		
SHORT-TERM SECURITIES		
Commercial Paper – 5.1%		
Bemis Company, Inc.,		
0.410%, 7–19–12 (H)	2,500	2,499
Clorox Co.,		
0.420%, 7–2–12 (H)	3,950	3,951
E.I. du Pont de Nemours and Company,		
0.170%, 8–20–12 (H)	3,000	2,999
John Deere Capital Corporation,		
0.150%, 7–12–12 (H)	1,000	1,000
L'Air Liquide S.A.,		
0.150%, 7–9–12 (H)	3,311	3,311
Sonoco Products Co.,		
0.320%, 7–2–12 (H)	3,662	3,662
		17,422
Master Note – 0.2%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (I)	598	598
TOTAL SHORT-TERM SECURITIES – 5.3%		$ 18,020
(Cost: $18,020)		
TOTAL INVESTMENT SECURITIES – 100.5%		$338,950
(Cost: $334,336)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%)		(1,825)
NET ASSETS – 100.0%		$337,125

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	4,303	7–11–12	$—	$23

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $159,056 or 47.2% of net assets.

(C) Warrants entitle the Portfolio to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

56 SEMIANNUAL REPORT **2012**

(D)Payment-in-kind bonds.

(E)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR — Euro).

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(G)Zero coupon bond.

(H)Rate shown is the yield to maturity at June 30, 2012.

(I)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$2,272	$ —	$ —
Preferred Stocks	933	143	—
Warrants	—	54	—
Corporate Debt Securities	—	258,984	—
Municipal Bonds	—	1,579	—
Senior Loans	—	46,404	10,561
Short-Term Securities	—	18,020	—
Total	$3,205	$325,184	$10,561
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 23	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Corporate Debt Securities	Senior Loans
Beginning Balance 1–1–12	$ 2,100	$ 4,951
Net realized gain (loss)	—	27
Net change in unrealized appreciation (depreciation)	—	639
Purchases	—	8,400
Sales	—	(7,467)
Transfers into Level 3 during the period	—	4,227
Transfers out of Level 3 during the period	(2,100)	(216)
Ending Balance 6–30–12	$ —	$10,561
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6–30–12	$ —	$ 134

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 6-30-12	Valuation Technique(s)	Unobservable Input(s)	Range
Assets				
Corporate Debt Securities[1]	$—	Market transaction method	Purchase price	—
Senior Loans[2]	10,561	Third-party pricing service Broker quotes	Lack of reliable market-based data	—
Total	$10,561			

(1)The significant unobservable inputs used in the fair value measurement of corporate bonds are probability of default, loss severity in the event of default, and when market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g. trade information or broker quotes). Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity.

(2)The significant unobservable inputs used in the fair value measurement of bank loans are probability of default, loss severity in the event of default, and when market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g trade information or broker quotes). Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity.

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

International Core Equity

Asset Allocation

Stocks	**90.2%**
Financials	14.3%
Telecommunication Services	12.1%
Information Technology	11.2%
Industrials	11.2%
Energy	11.2%
Health Care	9.4%
Consumer Discretionary	7.8%
Consumer Staples	7.2%
Materials	4.6%
Utilities	1.2%
Cash and Cash Equivalents	**9.8%**

Country Weightings

Europe	**50.4%**
United Kingdom	21.9%
France	11.3%
Germany	5.9%
Netherlands	4.7%
Other Europe	6.6%
Pacific Basin	**31.4%**
Japan	12.9%
Australia	7.9%
China	4.6%
Other Pacific Basin	6.0%
North America	**5.7%**
Other	**1.7%**
South America	**1.0%**
Cash and Cash Equivalents	**9.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Total S.A.	France	Energy	Integrated Oil & Gas
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
Bayer AG	Germany	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Softbank Corp.	Japan	Telecommunication Services	Wireless Telecommunication Service
Sanofi-Aventis	France	Health Care	Pharmaceuticals
WPP Group plc	United Kingdom	Consumer Discretionary	Advertising
Koninklijke Ahold N.V.	Netherlands	Consumer Staples	Food Retail
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Core Equity *(in thousands)*

COMMON STOCKS	Shares	Value
Argentina – 1.0%		
Arcos Dorados Holdings Inc.	354	$ 5,228
Australia – 7.9%		
Asciano Limited	1,451	6,518
Brambles Limited	893	5,663
Myer Holdings Limited	2,608	4,339
Newcrest Mining Limited	266	6,201
Telstra Corporation Limited	3,890	14,738
Toll Holdings Limited	1,209	4,971
		42,430
Canada – 1.2%		
Potash Corporation of Saskatchewan Inc.	142	6,195
China – 4.6%		
Baidu.com, Inc., ADR (A)	61	6,996
China Pacific Insurance (Group) Co. Ltd., H Shares	1,913	6,243
China Unicom Limited	5,320	6,690
Spreadtrum Communications, Inc., ADR	81	1,434
ZTE Corporation, H Shares	1,551	3,026
		24,389
France – 11.3%		
Alstom	41	1,302
Cap Gemini S.A.	228	8,373
Compagnie Generale des Etablissements Michelin, Class B	103	6,771
Safran	176	6,550
Sanofi-Aventis	150	11,375
Schneider Electric S.A.	138	7,683
Total S.A.	406	18,259
		60,313
Germany – 5.9%		
Bayer AG	213	15,355
DaimlerChrysler AG, Registered Shares	116	5,215
Dialog Semiconductor plc (A)	274	4,971
Fresenius SE & Co. KGaA (A)	16	1,682
Fresenius SE & Co. KGaA (A)(B)	43	4,497
		31,720
Hong Kong – 1.8%		
Cheung Kong (Holdings) Limited	780	9,630
Israel – 1.7%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	2,091	2,225
Teva Pharmaceutical Industries Limited, ADR	180	7,114
		9,339
Italy – 1.2%		
Saipem S.p.A.	145	6,445
Japan – 12.9%		
Chiyoda Corporation	443	5,428
Hoya Corporation	403	8,880
KONAMI Corporation	216	4,894
Mitsubishi Electric Corporation	1,106	9,253
Mitsui & Co., Ltd.	450	6,682
Mitsui Fudosan Co., Ltd.	464	9,003
Nissin Kogyo Co., Ltd.	605	8,311

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Softbank Corp.	335	$ 12,471
Yahoo Japan Corporation	13	4,306
		69,228
Mexico – 1.5%		
America Movil, S.A. de C.V.	313	8,148
Netherlands – 4.7%		
Fugro N.V.	155	9,422
ING Groep N.V., Certicaaten Van Aandelen (A)	711	4,767
Koninklijke Ahold N.V.	870	10,780
		24,969
Norway – 1.1%		
Telenor ASA	358	5,983
Singapore – 3.1%		
Singapore Telecommunications Limited	3,168	8,296
United Overseas Bank Limited	558	8,286
		16,582
Sweden – 1.2%		
Investor AB, B Shares	330	6,301
Switzerland – 3.1%		
Credit Suisse Group AG, Registered Shares	261	4,775
Swiss Re Ltd	110	6,913
TEMENOS Group AG (A)	294	4,855
		16,543
Taiwan – 1.1%		
Advanced Semiconductor Engineering, Inc.	7,301	5,993
United Kingdom – 21.9%		
AMEC plc	321	5,067
Barclays plc	2,407	6,151
GlaxoSmithKline plc	474	10,768
HSBC Holdings plc	694	6,113
Invensys plc, ADR	2,054	7,157
National Grid plc	615	6,512
Prudential plc	697	8,078
Rio Tinto plc	198	9,387
Royal Dutch Shell plc, Class A	590	19,917
Unilever plc	542	18,182
Vodafone Group plc	2,198	6,179
WPP Group plc	923	11,202
Xstrata plc	182	2,292
		117,005
United States – 3.0%		
Cognizant Technology Solutions Corporation, Class A (A)	104	6,225
InBev NV	122	9,612
		15,837
TOTAL COMMON STOCKS – 90.2%		**$482,278**

(Cost: $517,616)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.6%		
Campbell Soup Co., 0.190%, 8–7–12 (C)	$4,000	$ 3,999
Corporacion Andina de Fomento, 0.280%, 8–23–12 (C)	4,500	4,498
CVS Caremark Corporation, 0.360%, 7–2–12 (C)	1,532	1,532
Kellogg Co., 0.220%, 7–9–12 (C)	8,000	8,000
L'Oreal USA, Inc., 0.160%, 7–26–12 (C)	6,000	5,999
Prudential Funding LLC, 0.130%, 7–2–12 (C)	1,800	1,800
Siemens Capital Corp. (GTD by Siemens AG), 0.140%, 7–10–12 (C)	5,000	5,000
St. Jude Medical, Inc., 0.190%, 7–23–12 (C)	4,700	4,699
		35,527
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (D)	2,525	2,525
TOTAL SHORT-TERM SECURITIES – 7.1%		**$ 38,052**
(Cost: $38,052)		
TOTAL INVESTMENT SECURITIES – 97.3%		**$520,330**
(Cost: $555,668)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.7%		**14,556**
NET ASSETS – 100.0%		**$534,886**

Market Sector Diversification

(as a % of net assets)	
Financials	14.3%
Telecommunication Services	12.1%
Information Technology	11.2%
Industrials	11.2%
Energy	11.2%
Health Care	9.4%
Consumer Discretionary	7.8%
Consumer Staples	7.2%
Materials	4.6%
Utilities	1.2%
Other[+]	9.8%

[+]*Includes cash and cash equivalents and other assets and liabilities*

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $4,497 or 0.8% of net assets.

(C) Rate shown is the yield to maturity at June 30, 2012.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$41,340	$440,938	$ —
Short-Term Securities	—	38,052	—
Total	$41,340	$478,990	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**87.4%**
Information Technology	16.0%
Industrials	15.1%
Consumer Staples	12.5%
Consumer Discretionary	12.0%
Health Care	10.5%
Energy	7.9%
Financials	5.6%
Telecommunication Services	4.0%
Materials	3.8%
Cash and Cash Equivalents	**12.6%**

Country Weightings

Europe	**46.7%**
United Kingdom	12.6%
France	12.2%
Germany	11.4%
Other Europe	10.5%
North America	**15.8%**
United States	13.0%
Other North America	2.8%
Pacific Basin	**22.8%**
Japan	10.3%
Australia	6.5%
Other Pacific Basin	6.0%
Other	**1.4%**
South America	**0.7%**
Cash and Cash Equivalents	**12.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Apple Inc.	United States	Information Technology	Computer Hardware
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Diageo plc	United Kingdom	Consumer Staples	Distillers & Vintners
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
Cognizant Technology Solutions Corporation, Class A	United States	Information Technology	IT Consulting & Other Services
Vinci	France	Industrials	Construction & Engineering
Bayer AG	Germany	Health Care	Pharmaceuticals
InBev NV	United States	Consumer Staples	Brewers
LVMH Moet Hennessy – Louis Vuitton	France	Consumer Discretionary	Apparel, Accessories & Luxury Goods
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

International Growth (in thousands) JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Argentina – 0.7%		
Arcos Dorados Holdings Inc.	144	$ 2,134
Australia – 6.5%		
Coca-Cola Amatil Limited	271	3,728
David Jones Limited	1,182	3,160
Orica Limited	125	3,196
Telstra Corporation Limited	2,223	8,425
		18,509
Canada – 0.9%		
Canadian Natural Resources Limited	92	2,454
China – 3.2%		
China Unicom Limited	2,234	2,809
Sands China Ltd.	418	1,343
SINA Corporation (A)	34	1,762
Tingyi Holding Corp.	1,228	3,164
		9,078
France – 12.2%		
Cap Gemini S.A.	37	1,357
Danone	80	4,981
European Aeronautic Defence and Space Company EADS N.V.	41	1,471
Eutelsat Communications	47	1,453
LVMH Moet Hennessy – Louis Vuitton	39	6,010
Pinault-Printemps-Redoute S.A.	18	2,583
Safran	156	5,799
Sanofi-Aventis	60	4,572
Vinci	142	6,617
		34,843
Germany – 9.7%		
adidas AG	40	2,863
Bayer AG	90	6,495
Fresenius SE & Co. KGaA (A)	74	7,674
Fresenius SE & Co. KGaA (A)(B)	11	1,157
Linde AG	34	5,261
MTU Aero Engines Holding AG	60	4,405
		27,855
Hong Kong – 1.5%		
Yue Yuen Industrial (Holdings) Limited	1,412	4,438
India – 1.3%		
Housing Development Finance Corporation Limited (A)(B)	322	3,796
Israel – 1.4%		
Teva Pharmaceutical Industries Limited, ADR	102	4,004
Italy – 1.7%		
Saipem S.p.A.	108	4,832
Japan – 10.3%		
Canon Inc.	69	2,754
JGC Corporation	159	4,610
KONAMI Corporation	94	2,119
Mitsubishi Corporation	219	4,418
Mitsubishi Electric Corporation	312	2,610
Mitsui & Co., Ltd.	282	4,189
NEXON Co., Ltd. (A)(B)	142	2,783

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Nissin Kogyo Co., Ltd.	230	$ 3,165
ORIX Corporation	30	2,828
		29,476
Luxembourg – 1.7%		
Tenaris S.A.	271	4,761
Mexico – 1.9%		
Grupo Modelo, S.A.B. de C.V., Series C	617	5,455
Netherlands – 1.3%		
ASML Holding N.V., Ordinary Shares	70	3,606
Norway – 1.7%		
Seadrill Limited	134	4,768
Sweden – 2.3%		
AB Volvo, Class B (A)	331	3,788
Telefonaktiebolaget LM Ericsson, B Shares	316	2,892
		6,680
Switzerland – 1.8%		
Credit Suisse Group AG, Registered Shares	137	2,510
Swatch Group Ltd (The), Bearer Shares	6	2,510
		5,020
United Kingdom – 12.6%		
ARM Holdings plc, ADR	77	1,824
Barclays plc	1,356	3,465
British American Tobacco plc	90	4,576
Capita Group plc (The)	140	1,436
Diageo plc	304	7,834
Experian plc	287	4,043
GlaxoSmithKline plc	262	5,947
Petrofac Limited	52	1,144
Prudential plc	294	3,410
Rio Tinto plc	54	2,563
		36,242
United States – 13.0%		
Apple Inc. (A)	27	15,843
Cognizant Technology Solutions Corporation, Class A (A)	117	7,018
InBev NV	79	6,220
QUALCOMM Incorporated	75	4,155
Schlumberger Limited	64	4,164
		37,400
TOTAL COMMON STOCKS – 85.7%		**$245,351**
(Cost: $242,153)		

PREFERRED STOCKS	Shares	Value
Germany – 1.7%		
Volkswagen AG, 2.260% (A)	31	4,968
TOTAL PREFERRED STOCKS – 1.7%		**$ 4,968**
(Cost: $6,049)		

International Growth *(in thousands)* JUNE 30, 2012 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 6.9%		
E.I. du Pont de Nemours and Company, 0.170%, 8–20–12 (C)	$1,000	$ 1,000
Hewlett-Packard Company, 0.450%, 7–30–12 (C)	6,500	6,498
John Deere Canada ULC (GTD by Deere & Company), 0.160%, 7–5–12 (C)	4,000	4,000
John Deere Capital Corporation, 0.150%, 7–12–12 (C)	1,000	1,000
L'Oreal USA, Inc., 0.160%, 7–26–12 (C)	5,000	4,999
Prudential Funding LLC, 0.130%, 7–2–12 (C)	2,093	2,093
		19,590
Master Note – 0.2%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (D)	609	609

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable – 2.5%		
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.), 0.140%, 7–5–12 (D)	$3,328	$ 3,328
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.150%, 7–3–12 (D)	3,831	3,831
		7,159
TOTAL SHORT-TERM SECURITIES – 9.6%		**$ 27,358**
(Cost: $27,358)		
TOTAL INVESTMENT SECURITIES – 97.0%		**$277,677**
(Cost: $275,560)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 3.0%		**8,687**
NET ASSETS – 100.0%		**$286,364**

Notes to Schedule of Investments

The following forward foreign currency contracts were outstanding at June 30, 2012:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Citibank, N.A.	15,950	7–11–12	$ —	$239
Sell	Japanese Yen	Goldman Sachs International	2,178,000	2–7–13	1,243	—
					$1,243	$239

The following total return swap agreements were outstanding at June 30, 2012:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation
UBS AG, London	$2,727	Ping An Insurance (Group) Company of China, Ltd.	10-22-12	USD LIBOR + 0.700%	$376

#The Portfolio pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Portfolio will pay/receive the return of the underlying security.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $7,736 or 2.7% of net assets.

(C)Rate shown is the yield to maturity at June 30, 2012.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$48,813	$196,538	$ —
Preferred Stocks	—	4,968	—
Short-Term Securities	—	27,358	—
Total	$48,813	$228,864	$ —
Forward Foreign Currency Contracts	$ —	$ 1,243	$ —
Swap Agreements	$ —	$ 376	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 240	$ —

International Growth (in thousands) JUNE 30, 2012 (UNAUDITED)

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Information Technology	16.0%
Industrials	15.1%
Consumer Staples	12.5%
Consumer Discretionary	12.0%
Health Care	10.5%
Energy	7.9%
Financials	5.6%
Telecommunication Services	4.0%
Materials	3.8%
Other+	12.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Limited-Term Bond

Asset Allocation

Bonds	**96.6%**
Corporate Debt Securities	65.2%
United States Government and Government Agency Obligations	28.6%
Municipal Bonds – Taxable	2.8%
Cash and Cash Equivalents	**3.4%**

Quality Weightings

Investment Grade	**92.0%**
AAA	1.0%
AA	37.0%
A	29.8%
BBB	24.2%
Non-Investment Grade	**4.6%**
BB	4.6%
Cash and Cash Equivalents	**3.4%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Limited-Term Bond (in thousands) JUNE 30, 2012 (UNAUDITED)

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 2.4%		
Bombardier Inc., 7.500%, 3–15–18 (A)	$2,000	$ 2,193
Raytheon Company, 1.400%, 12–15–14	2,575	2,612
United Technologies Corporation, 1.200%, 6–1–15	1,600	1,619
		6,424
Air Freight & Logistics – 0.6%		
FedEx Corporation, 7.375%, 1–15–14	1,500	1,642
Apparel Retail – 1.7%		
Limited Brands, Inc., 8.500%, 6–15–19	2,000	2,350
LVMH Moet Hennessy Louis Vuitton, 1.625%, 6–29–17 (A)	2,500	2,500
		4,850
Automobile Manufacturers – 0.7%		
Volkswagen International Finance N.V., 1.625%, 3–22–15 (A)	1,894	1,901
Banking – 0.7%		
Commonwealth Bank of Australia New York, 1.950%, 3–16–15	2,000	2,013
Biotechnology – 1.1%		
Amgen Inc., 2.125%, 5–15–17	3,000	3,037
Brewers – 2.1%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14	1,309	1,443
4.125%, 1–15–15	1,000	1,078
SABMiller Holdings Inc., 1.850%, 1–15–15 (A)	3,000	3,044
		5,565
Broadcasting – 1.1%		
CBS Corporation, 8.200%, 5–15–14	2,200	2,490
NBC Universal, Inc., 3.650%, 4–30–15	600	638
		3,128
Cable & Satellite – 2.3%		
Comcast Corporation, 4.950%, 6–15–16	2,000	2,247
DIRECTV Holdings LLC, 2.400%, 3–15–17	2,000	2,014
Time Warner Cable Inc., 3.500%, 2–1–15	2,000	2,116
		6,377
Coal & Consumable Fuels – 1.1%		
Joy Global Inc., 6.000%, 11–15–16	2,665	3,047
Computer & Electronics Retail – 0.4%		
Best Buy Co., Inc., 6.750%, 7–15–13	1,000	1,042

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Farm Machinery & Heavy Trucks – 0.7%		
Caterpillar Inc., 1.375%, 5–27–14	$2,000	$ 2,026
Consumer Finance – 4.3%		
American Express Company, 7.250%, 5–20–14	1,000	1,109
American Express Credit Corporation, 2.750%, 9–15–15	2,000	2,087
Capital One Financial Corporation, 2.125%, 7–15–14	1,500	1,513
Ford Motor Credit Company LLC, 3.875%, 1–15–15	2,000	2,060
Penske Truck Leasing Co., LP and PTL Finance Corp., 3.125%, 5–11–15 (A)	4,000	4,025
USAA Capital Corporation, 1.050%, 9–30–14 (A)	1,000	996
		11,790
Data Processing & Outsourced Services – 1.9%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	2,000	2,161
Western Union Company (The), 6.500%, 2–26–14	2,805	3,057
		5,218
Distillers & Vintners – 1.7%		
Beam Inc., 1.875%, 5–15–17	1,000	1,005
Diageo Capital plc, 5.750%, 10–23–17	3,202	3,851
		4,856
Diversified Banks – 4.1%		
Bank of New York Mellon Corporation (The), 1.500%, 1–31–14	2,000	2,023
Bank of Nova Scotia (The), 2.375%, 12–17–13	1,500	1,536
Barclays Bank plc, 2.375%, 1–13–14	1,500	1,504
HSBC Bank plc, 3.100%, 5–24–16 (A)	2,000	2,066
U.S. Bancorp, 2.200%, 11–15–16	2,000	2,064
Wells Fargo & Company, 3.676%, 6–15–16 (B)	2,000	2,129
		11,322
Diversified Chemicals – 1.6%		
Dow Chemical Company (The), 5.900%, 2–15–15	2,000	2,230
E.I. du Pont de Nemours and Company, 2.750%, 4–1–16	2,000	2,126
		4,356
Diversified Metals & Mining – 1.8%		
BHP Billiton Finance (USA) Limited, 7.250%, 3–1–16	1,000	1,205
BHP Billiton plc and BHP Billiton Limited, 5.250%, 12–15–15	2,000	2,282
Rio Tinto Finance (USA) Limited, 2.250%, 9–20–16	1,500	1,551
		5,038

Limited-Term Bond *(in thousands)* JUNE 30, 2012 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Drug Retail – 0.6%		
CVS Caremark Corporation,		
3.250%, 5-18-15	$1,675	$ 1,763
Electric Utilities – 2.2%		
Carolina Power & Light Company,		
5.125%, 9–15–13	2,000	2,107
Great Plains Energy Incorporated,		
2.750%, 8–15–13	2,000	2,029
National Rural Utilities Cooperative Finance Corporation:		
1.125%, 11–1–13	1,000	1,006
1.900%, 11–1–15	1,000	1,024
		6,166
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc.,		
7.750%, 7–15–16	2,000	2,280
Environmental & Facilities Services – 1.6%		
Waste Management, Inc.:		
6.375%, 11–15–12	2,050	2,090
6.100%, 3–15–18	2,000	2,375
		4,465
Forest Products – 0.9%		
Georgia-Pacific, LLC,		
8.250%, 5–1–16 (A)	2,250	2,479
Health Care Equipment – 0.7%		
Stryker Corporation,		
2.000%, 9–30–16	2,000	2,050
Health Care Services – 1.5%		
Medco Health Solutions, Inc.,		
2.750%, 9–15–15	2,000	2,057
Quest Diagnostics Incorporated,		
3.200%, 4–1–16	2,000	2,092
		4,149
Health Care Supplies – 0.4%		
DENTSPLY International Inc.,		
2.750%, 8–15–16	1,000	1,017
Independent Finance – 0.4%		
John Deere Capital Corporation,		
0.950%, 6–29–15	1,216	1,218
Industrial Conglomerates – 1.1%		
General Electric Capital Corporation,		
2.950%, 5–9–16	3,000	3,097
Industrial Machinery – 0.2%		
Illinois Tool Works Inc.,		
5.150%, 4–1–14	540	581
Integrated Telecommunication Services – 1.6%		
AT&T Inc.,		
2.400%, 8–15–16	1,000	1,039
Deutsche Telekom International Finance B.V.,		
4.875%, 7–8–14	1,000	1,063
Verizon Communications Inc.,		
3.000%, 4–1–16	2,250	2,393
		4,495

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage – 1.6%		
Goldman Sachs Group, Inc. (The),		
3.625%, 2–7–16	$2,000	$ 2,001
Morgan Stanley,		
4.100%, 1–26–15	2,500	2,486
		4,487
Leisure Products – 0.6%		
Mattel, Inc.,		
2.500%, 11–1–16	1,500	1,541
Life & Health Insurance – 1.5%		
Metropolitan Life Global Funding I:		
1.700%, 6–29–15 (A)	1,520	1,521
2.500%, 9–29–15 (A)	1,500	1,538
Prudential Financial, Inc.,		
4.750%, 9–17–15	1,000	1,077
		4,136
Movies & Entertainment – 0.6%		
Viacom Inc.,		
4.375%, 9–15–14	1,600	1,713
Office Electronics – 0.7%		
Xerox Corporation,		
2.950%, 3–15–17	2,000	2,024
Oil & Gas Equipment & Services – 0.7%		
Schlumberger S.A. (GTD by Schlumberger Limited),		
1.950%, 9–14–16 (A)	2,000	2,050
Oil & Gas Exploration & Production – 1.8%		
EOG Resources, Inc.,		
2.500%, 2–1–16	2,000	2,083
Petrohawk Energy Corporation,		
7.250%, 8–15–18	2,500	2,812
		4,895
Oil & Gas Storage & Transportation – 1.3%		
DCP Midstream Operating, LP,		
3.250%, 10–1–15	1,500	1,523
Sunoco Logistics Partners Operations L.P.,		
8.750%, 2–15–14	2,000	2,178
		3,701
Other Diversified Financial Services – 2.7%		
Bank of America Corporation,		
3.625%, 3–17–16	2,000	2,010
ING Bank NV,		
2.375%, 6–9–14 (A)	2,500	2,481
JPMorgan Chase & Co.,		
3.150%, 7–5–16	3,000	3,086
		7,577
Packaged Foods & Meats – 1.5%		
General Mills, Inc.,		
5.250%, 8–15–13	2,000	2,100
Kraft Foods Inc.,		
4.125%, 2–9–16	2,000	2,178
		4,278

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 2.3%		
GlaxoSmithKline Capital plc,		
0.750%, 5–8–15	$5,000	$ 5,000
Roche Holdings Ltd,		
5.000%, 3–1–14 (A)	1,270	1,355
		6,355
Property & Casualty Insurance – 0.7%		
Berkshire Hathaway Inc.,		
2.200%, 8–15–16	2,000	2,082
Regional Banks – 0.8%		
PNC Funding Corp,		
4.250%, 9–21–15	2,000	2,174
Restaurants – 1.1%		
YUM! Brands, Inc.:		
4.250%, 9–15–15	555	601
6.250%, 3–15–18	2,000	2,371
		2,972
Retail Stores – 0.7%		
Dollar General Corporation,		
4.125%, 7–15–17	2,000	2,028
Semiconductors – 0.6%		
Broadcom Corporation,		
1.500%, 11–1–13	1,669	1,690
Specialty Chemicals – 0.8%		
Lubrizol Corporation (The),		
5.500%, 10–1–14	2,000	2,211
Systems Software – 1.0%		
CA, Inc.,		
6.125%, 12–1–14	2,494	2,734
Wireless Telecommunication Service – 1.9%		
America Movil, S.A.B. de C.V.:		
3.625%, 3–30–15	2,000	2,127
2.375%, 9–8–16	1,000	1,026
American Tower Corporation:		
4.625%, 4–1–15	1,000	1,059
5.900%, 11–1–21	1,000	1,114
		5,326
TOTAL CORPORATE DEBT SECURITIES – 65.2%		**$181,366**

(Cost: $178,057)

MUNICIPAL BONDS – TAXABLE		
Arizona – 1.0%		
Tucson Unif Sch Dist No. 1 of Pima Cnty, AZ,		
Rfdg Bonds, Ser 2011,		
1.546%, 7–1–14	2,745	2,795
Massachusetts – 0.5%		
MA Hlth and Edu Fac Auth, Rev Bonds,		
Harvard Univ Issue, Ser 2008C,		
5.260%, 10–1–18	1,250	1,502

MUNICIPAL BONDS – TAXABLE (Continued)	Principal	Value
North Carolina – 0.5%		
Charlotte-Mecklenburg Hosp Auth, Spl Oblig		
Bonds, Ser 2003,		
5.000%, 8–1–13	$1,360	$ 1,376
Rhode Island – 0.8%		
Providence Hlth & Svc Oblig Group, Direct		
Oblig Notes, Ser 2009A,		
5.050%, 10–1–14	2,000	2,194
TOTAL MUNICIPAL BONDS – TAXABLE – 2.8%		**$ 7,867**

(Cost: $7,652)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 8.7%		
Federal Home Loan Bank,		
1.750%, 9–11–15	2,000	2,067
Federal National Mortgage Association:		
2.375%, 7–28–15	2,000	2,110
2.000%, 12–30–15	1,000	1,050
2.125%, 10–26–18	3,000	3,040
3.000%, 11–14–18	3,000	3,095
2.700%, 3–28–22	5,000	5,029
Freddie Mac:		
2.000%, 11–14–17	3,000	3,014
5.400%, 3–17–21	4,000	4,655
		24,060
Mortgage–Backed Obligations – 13.9%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO,		
2.500%, 12–15–41	2,930	2,990
Federal Home Loan Mortgage Corporation		
Fixed Rate Participation Certificates:		
4.500%, 10–1–20	1,038	1,110
3.500%, 11–1–20	2,892	3,043
3.000%, 11–1–21	2,694	2,839
5.500%, 12–1–24	2,322	2,519
Federal National Mortgage Association		
Agency REMIC/CMO:		
4.000%, 5–25–39	892	957
3.000%, 11–25–39	1,363	1,406
2.500%, 9–20–40	2,940	3,051
Federal National Mortgage Association Fixed		
Rate Pass–Through Certificates:		
4.000%, 8–1–18	2,296	2,460
5.000%, 12–1–19	716	775
5.500%, 10–1–21	2,673	2,929
5.500%, 11–1–22	1,010	1,106
5.000%, 4–1–24	781	859
4.000%, 12–1–31	5,723	6,165
5.000%, 9–1–33	1,443	1,570
Government National Mortgage Association		
Agency REMIC/CMO:		
4.000%, 10–16–32	2,140	2,215
2.000%, 3–16–42	2,931	2,967
		38,961
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 22.6%		**$ 63,021**

(Cost: $62,013)

Limited-Term Bond *(in thousands)*

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 6.0%		
United States Treasury Notes:		
1.750%, 5–31–16	$6,000	$ 6,276
1.500%, 7–31–16	5,000	5,182
1.500%, 8–31–18	5,000	5,162
		16,620
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 6.0%		**$ 16,620**
(Cost: $16,094)		
SHORT–TERM SECURITIES		
Commercial Paper – 0.9%		
Hewlett-Packard Company,		
0.450%, 7–30–12 (C)	2,500	2,499
Master Note – 2.2%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (D)	6,166	6,166
Municipal Obligations – Taxable – 0.0%		
The Pub Bldg Auth of Montgomery Cnty, TN, Adj Rate Pooled Fin Rev Bonds (TN Cnty Loan Pool), Ser 2008 (GTD by Bank of America, N.A.),		
0.450%, 7–2–12 (D)	5	5
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 8,670**
(Cost: $8,670)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$277,544**
(Cost: $272,486)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**824**
NET ASSETS – 100.0%		**$278,368**

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $28,148 or 10.1% of net assets.

(B) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

(C) Rate shown is the yield to maturity at June 30, 2012.

(D) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$181,366	$ —
Municipal Bonds	—	7,867	—
United States Government Agency Obligations	—	63,021	—
United States Government Obligations	—	16,620	—
Short-Term Securities	—	8,670	—
Total	$ —	$277,544	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.

Micro Cap Growth

Asset Allocation

Stocks	**96.5%**
Information Technology	29.8%
Health Care	22.0%
Consumer Discretionary	16.9%
Industrials	16.6%
Energy	4.3%
Materials	3.6%
Financials	2.4%
Consumer Staples	0.9%
Cash and Cash Equivalents	**3.5%**

Top 10 Equity Holdings

Company	Sector
Procera Networks, Inc.	Information Technology
DXP Enterprises, Inc.	Industrials
Spectranetics Corporation (The)	Health Care
SPS Commerce, Inc.	Information Technology
RailAmerica, Inc.	Industrials
Pacira Pharmaceuticals, Inc.	Health Care
Quidel Corporation	Health Care
InnerWorkings, Inc.	Industrials
HealthStream, Inc.	Health Care
On Assignment, Inc.	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Micro Cap Growth *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Advertising – 0.2%		
Acquity Group Ltd, ADR (A)	12	$ 122
Air Freight & Logistics – 0.9%		
Pacer International, Inc. (A)	85	458
Apparel Retail – 2.0%		
bebe stores, inc.	56	329
Francesca's Holdings Corporation (A)	21	573
Tilly's Inc. (A)	4	56
		958
Apparel, Accessories & Luxury Goods – 1.3%		
Movado Group, Inc.	26	658
Application Software – 4.7%		
Callidus Software Inc. (A)	119	590
Ellie Mae, Inc. (A)	9	158
Exa Corporation (A)	22	233
Kenexa Corporation (A)	20	592
NetQin Mobile Inc., ADR (A)	24	194
Tangoe, Inc. (A)	28	598
		2,365
Asset Management & Custody Banks – 0.7%		
Internet Capital Group, Inc. (A)	38	352
Auto Parts & Equipment – 0.9%		
Amerigon Incorporated (A)	39	446
Automotive Retail – 0.7%		
America's Car-Mart, Inc. (A)	9	365
Biotechnology – 4.3%		
Achillion Pharmaceuticals, Inc. (A)	78	484
ArQule, Inc. (A)	28	167
Clovis Oncology, Inc. (A)	32	691
NewLink Genetics Corporation (A)	26	391
Synergy Pharmaceuticals Inc. (A)	88	420
		2,153
Casinos & Gaming – 1.3%		
Multimedia Games Holding Company, Inc. (A)	46	645
Commercial Printing – 1.7%		
InnerWorkings, Inc. (A)	62	833
Communications Equipment – 3.3%		
Ixia (A)	32	379
Procera Networks, Inc. (A)	52	1,254
		1,633
Computer Storage & Peripherals – 1.5%		
Datalink Corporation (A)	26	251
OCZ Technology Group, Inc. (A)	91	481
		732
Construction & Farm Machinery & Heavy Trucks – 1.5%		
Commercial Vehicle Group, Inc. (A)	31	265
Wabash National Corporation (A)	71	467
		732
Consumer Electronics – 0.8%		
Skullcandy, Inc. (A)	28	395

COMMON STOCKS (Continued)	Shares	Value
Consumer Finance – 1.7%		
NetSpend Holdings, Inc. (A)	47	$ 428
Regional Management Corp. (A)	25	410
		838
Electronic Equipment & Instruments – 1.3%		
FARO Technologies, Inc. (A)	16	661
Electronic Manufacturing Services – 0.5%		
Fabrinet (A)	21	264
Fertilizers & Agricultural Chemicals – 1.4%		
American Vanguard Corporation	26	689
Food Distributors – 0.9%		
Chefs' Warehouse Holdings, LLC (The) (A)	25	442
General Merchandise Stores – 1.1%		
Gordmans Stores, Inc. (A)	34	559
Health Care Equipment – 2.3%		
ABIOMED, Inc. (A)	32	726
Rockwell Medical, Inc. (A)	45	415
		1,141
Health Care Supplies – 5.6%		
Quidel Corporation (A)	55	867
Spectranetics Corporation (The) (A)	105	1,202
STAAR Surgical Company (A)	48	374
Synergetics USA, Inc. (A)	70	311
		2,754
Health Care Technology – 3.1%		
Greenway Medical Technologies, Inc. (A)	18	287
HealthStream, Inc. (A)	32	832
Vocera Communications, Inc. (A)	16	418
		1,537
Homebuilding – 1.2%		
M/I Homes, Inc. (A)	35	599
Homefurnishing Retail – 0.7%		
Kirkland's, Inc. (A)	32	358
Human Resource & Employment Services – 2.5%		
On Assignment, Inc. (A)	52	831
WageWorks, Inc. (A)	27	401
		1,232
Internet Software & Services – 11.2%		
Bazaarvoice, Inc. (A)	6	106
Boingo Wireless, Inc. (A)	40	460
Brightcove Inc. (A)	29	441
Envestnet, Inc. (A)	37	446
Liquidity Services, Inc. (A)	11	568
Responsys, Inc. (A)	27	326
SciQuest, Inc. (A)	28	508
SPS Commerce, Inc. (A)	36	1,093
Vocus, Inc. (A)	23	432
Web.com Group, Inc. (A)	32	581
Zillow, Inc. (A)	16	621
		5,582

Micro Cap Growth *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
IT Consulting & Other Services – 1.2%		
InterXion Holding N.V. (A)	17	$ 314
Virtusa Corporation (A)	22	288
		602
Leisure Facilities – 0.8%		
Town Sports International Holdings, Inc. (A)	32	420
Leisure Products – 1.9%		
Arctic Cat Inc. (A)	16	585
Black Diamond, Inc. (A)	36	341
		926
Managed Health Care – 0.8%		
Molina Healthcare, Inc. (A)	17	395
Movies & Entertainment – 1.5%		
Rentrak Corporation (A)	36	748
Oil & Gas Drilling – 1.0%		
Pioneer Drilling Company (A)	61	487
Oil & Gas Equipment & Services – 1.8%		
Basic Energy Services, Inc. (A)	36	366
RigNet, Inc. (A)	30	527
		893
Oil & Gas Exploration & Production – 1.5%		
Callon Petroleum Company (A)	110	467
Triangle Petroleum Corporation (A)	48	268
		735
Pharmaceuticals – 5.9%		
NuPathe Inc. (A)	37	149
Obagi Medical Products, Inc. (A)	52	799
Omeros Corporation (A)	51	507
Pacira Pharmaceuticals, Inc. (A)	56	890
SciClone Pharmaceuticals, Inc. (A)	85	595
		2,940
Railroads – 2.0%		
RailAmerica, Inc. (A)	40	970
Research & Consulting Services – 1.4%		
Mistras Group, Inc. (A)	26	689
Restaurants – 2.5%		
Bravo Brio Restaurant Group, Inc. (A)	19	332
Caribou Coffee Company, Inc. (A)	31	398
Red Robin Gourmet Burgers, Inc. (A)	14	439
		1,169
Semiconductor Equipment – 1.6%		
CVD Equipment Corporation (A)	29	372
Nanometrics Incorporated (A)	26	404
		776
Semiconductors – 1.4%		
BCD Semiconductor Manufacturing Limited, ADR (A)	34	148
MagnaChip Semiconductor Corporation (A)	23	214
RDA Microelectronics, Inc., ADR (A)	32	317
		679

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 1.3%		
ADA-ES, Inc. (A)	25	$ 634
Steel – 0.9%		
Universal Stainless & Alloy Products, Inc. (A)	11	440
Systems Software – 3.1%		
Allot Communications Ltd. (A)	22	602
Imperva, Inc. (A)	11	305
Infolox Inc. (A)	17	392
Proofpoint, Inc. (A)	14	234
		1,533
Trading Companies & Distributors – 2.4%		
DXP Enterprises, Inc. (A)	29	1,207
Trucking – 4.2%		
Celadon Group, Inc.	49	802
Marten Transport, Ltd.	29	617
Roadrunner Transportation Systems, Inc. (A)	29	486
Vitran Corporation Inc., Class A (A)	38	225
		2,130
TOTAL COMMON STOCKS – 96.5%		**$47,876**
(Cost: $39,153)		

SHORT-TERM SECURITIES	Principal	
Master Note – 5.2%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (B)	$2,568	2,568
TOTAL SHORT-TERM SECURITIES – 5.2%		**$ 2,568**
(Cost: $2,568)		
TOTAL INVESTMENT SECURITIES – 101.7%		**$50,444**
(Cost: $41,721)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.7%)		**(867)**
NET ASSETS – 100.0%		**$49,577**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$47,876	$ —	$ —
Short-Term Securities	—	2,568	—
Total	$47,876	$2,568	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

Mid Cap Growth

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**95.9%**
Information Technology	25.1%
Consumer Discretionary	18.4%
Industrials	15.8%
Financials	10.8%
Health Care	10.0%
Consumer Staples	6.6%
Energy	6.4%
Materials	2.8%
Cash and Cash Equivalents	**4.1%**

Top 10 Equity Holdings

Company	Sector
Varian Medical Systems, Inc.	Health Care
CarMax, Inc.	Consumer Discretionary
Wyndham Worldwide Corporation	Consumer Discretionary
Pall Corp	Industrials
Vantiv, Inc., Class A	Information Technology
Microchip Technology Incorporated	Information Technology
Northern Trust Corporation	Financials
Polypore International, Inc.	Industrials
Fortune Brands Home & Security, Inc.	Industrials
Fastenal Company	Industrials

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Mid Cap Growth *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.7%		
Expeditors International of Washington, Inc.	88	$ 3,410
Apparel, Accessories & Luxury Goods – 3.1%		
Burberry Group plc (A)	92	1,913
Michael Kors Holdings Limited (B)	34	1,423
Under Armour, Inc., Class A (B)	27	2,546
Vera Bradley, Inc. (B)	18	377
		6,259
Application Software – 3.7%		
ANSYS, Inc. (B)	51	3,225
Solera Holdings, Inc. (C)	71	2,967
Ultimate Software Group, Inc. (The) (B)	16	1,390
		7,582
Asset Management & Custody Banks – 2.7%		
Northern Trust Corporation	98	4,499
Oaktree Capital Group, LLC	29	1,018
		5,517
Automotive Retail – 2.7%		
CarMax, Inc. (B)	211	5,467
Brewers – 1.2%		
Boston Beer Company, Inc. (The), Class A (B)	20	2,372
Building Products – 2.2%		
Fortune Brands Home & Security, Inc. (B)	199	4,441
Communications Equipment – 3.6%		
Acme Packet, Inc. (B)	24	449
Aruba Networks, Inc. (B)	166	2,494
F5 Networks, Inc. (B)	24	2,429
Riverbed Technology, Inc. (B)	95	1,538
Ubiquiti Networks, Inc. (B)	19	264
		7,174
Construction Materials – 2.1%		
Martin Marietta Materials, Inc.	52	4,099
Consumer Electronics – 2.7%		
Harman International Industries, Incorporated	98	3,883
Skullcandy, Inc. (B)	113	1,592
		5,475
Data Processing & Outsourced Services – 4.4%		
Fiserv, Inc. (B)	58	4,185
Vantiv, Inc., Class A (B)	212	4,934
		9,119
Department Stores – 1.0%		
Nordstrom, Inc.	40	1,993
Distillers & Vintners – 1.1%		
Brown-Forman Corporation, Class B	24	2,293
Distributors – 1.0%		
LKQ Corporation (B)	58	1,931

COMMON STOCKS (Continued)	Shares	Value
Electrical Components & Equipment – 3.9%		
Acuity Brands, Inc.	27	$ 1,377
Polypore International, Inc. (B)	110	4,455
Roper Industries, Inc.	21	2,070
		7,902
Electronic Manufacturing Services – 2.2%		
Trimble Navigation Limited (B)	95	4,355
Environmental & Facilities Services – 1.4%		
Stericycle, Inc. (B)	32	2,888
Food Retail – 1.6%		
Whole Foods Market, Inc.	33	3,107
Health Care Distributors – 2.1%		
Henry Schein, Inc. (B)	54	4,254
Health Care Equipment – 5.3%		
IDEXX Laboratories, Inc. (B)	24	2,259
Intuitive Surgical, Inc. (B)	5	2,575
Varian Medical Systems, Inc. (B)	99	6,038
		10,872
Hotels, Resorts & Cruise Lines – 2.5%		
Wyndham Worldwide Corporation	95	4,984
Household Products – 1.3%		
Church & Dwight Co Inc.	46	2,577
Industrial Gases – 0.7%		
Airgas, Inc.	18	1,512
Industrial Machinery – 4.4%		
IDEX Corporation	98	3,808
Pall Corp	91	4,971
		8,779
Internet Retail – 1.0%		
Netflix, Inc. (B)(C)	30	2,037
Internet Software & Services – 1.0%		
DealerTrack Holdings, Inc. (B)	67	2,019
Investment Banking & Brokerage – 1.5%		
Greenhill & Co., Inc.	83	2,957
IT Consulting & Other Services – 2.0%		
Teradata Corporation (B)	55	3,946
Life Sciences Tools & Services – 2.6%		
Agilent Technologies, Inc.	55	2,172
Mettler-Toledo International Inc. (B)	19	2,984
		5,156
Oil & Gas Drilling – 1.2%		
Patterson-UTI Energy, Inc.	160	2,328
Oil & Gas Equipment & Services – 2.2%		
Dresser-Rand Group Inc. (B)	54	2,418
Dril-Quip, Inc. (B)	32	2,122
		4,540

Mid Cap Growth (in thousands) JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 3.0%		
Cabot Oil & Gas Corporation	14	$ 558
Continental Resources, Inc. (B)	37	2,472
Southwestern Energy Company (B)	15	493
Ultra Petroleum Corp. (B)	110	2,528
		6,051
Packaged Foods & Meats – 1.4%		
Mead Johnson Nutrition Company	36	2,898
Real Estate Services – 1.4%		
CB Richard Ellis Group, Inc. (B)	176	2,883
Regional Banks – 5.2%		
First Republic Bank (B)	130	4,381
Huntington Bancshares Incorporated	327	2,094
Signature Bank (B)	65	3,990
UMB Financial Corporation	—*	5
		10,470
Restaurants – 0.4%		
Dunkin' Brands Group, Inc.	26	905
Semiconductor Equipment – 2.1%		
Lam Research Corporation (B)	112	4,214
Semiconductors – 4.5%		
ARM Holdings plc, ADR	86	2,046
Cavium Inc. (B)	98	2,757
Microchip Technology Incorporated	136	4,511
		9,314
Specialty Stores – 4.0%		
PetSmart, Inc.	58	3,931
Ulta Salon, Cosmetics & Fragrance, Inc.	44	4,098
		8,029
Systems Software – 1.6%		
MICROS Systems, Inc. (B)	30	$ 1,559
Red Hat, Inc. (B)	28	1,601
ServiceNow, Inc. (B)	4	101
		3,261
Trading Companies & Distributors – 2.2%		
Fastenal Company	109	4,402
TOTAL COMMON STOCKS – 95.9%		**$193,772**
(Cost: $181,971)		

SHORT-TERM SECURITIES	Principal	
Certificate Of Deposit – 0.5%		
Banco del Estado de Chile, 0.250%, 7–30–12	$1,000	1,000
Commercial Paper – 1.7%		
Wisconsin Electric Power Co., 0.160%, 7–2–12 (D)	3,503	3,503
Master Note – 3.1%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (E)	6,164	6,164
TOTAL SHORT-TERM SECURITIES – 5.3%		**$ 10,667**
(Cost: $10,667)		
TOTAL INVESTMENT SECURITIES – 101.2%		**$204,439**
(Cost: $192,638)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.2%)		**(2,519)**
NET ASSETS – 100.0%		**$201,920**

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Acme Packet, Inc.	Deutsche Bank AG	Put	111	July 2012	$23.00	$ 18	$ (49)
Agilent Technologies, Inc.	Deutsche Bank AG	Put	423	July 2012	39.00	90	(41)
F5 Networks, Inc.	N/A	Put	60	August 2012	90.00	24	(21)
Ubiquiti Networks, Inc.	Morgan Stanley & Co., Inc.	Put	79	July 2012	29.00	85	(118)
	UBS AG	Put	76	July 2012	29.00	88	(114)
	Morgan Stanley & Co., Inc.	Put	104	July 2012	30.00	131	(165)
	UBS AG	Put	141	July 2012	30.00	178	(223)
	N/A	Put	41	July 2012	30.00	63	(65)
Vera Bradley, Inc.	Citibank N.A.	Put	7	July 2012	33.00	8	(8)
	Citibank N.A.	Put	84	July 2012	34.00	109	(109)
						$795	$(913)

*Not shown due to rounding.

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of the security position and cash is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at June 30, 2012.

(E)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

Mid Cap Growth *(in thousands)*

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$191,859	$ 1,913	$ —
Short-Term Securities	—	10,667	—
Total	$191,859	$12,580	$ —
Liabilities			
Written Options	$ 85	$ 828	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Money Market

Asset Allocation

Corporate Obligations	**57.1%**
Commercial Paper	32.3%
Notes	21.8%
Certificate Of Deposit	3.0%
Municipal Obligations	**36.7%**
United States Government and Government Agency Obligations	**5.3%**
Cash and Other Assets, Net of Liabilities	**0.9%**

Money Market *(in thousands)* JUNE 30, 2012 (UNAUDITED)

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.350%, 8–10–12	$4,500	$ 4,500
0.785%, 9–10–12 (A)	2,354	2,354
Total Certificate Of Deposit – 3.0%		**6,854**
Commercial Paper		
Baxter International Inc.:		
0.290%, 7–9–12 (B)	1,800	1,800
0.270%, 7–12–12 (B)	9,500	9,499
Campbell Soup Co.,		
0.190%, 8–7–12 (B)	6,000	5,999
Chicago Midway Intl Arpt Commercial Paper Notes, Ser 2006 C (GTD by JPMorgan Chase Bank, N.A.),		
0.270%, 9–19–12 (B)	2,000	2,000
Corporacion Andina de Fomento:		
0.280%, 7–2–12 (B)	5,100	5,100
0.230%, 7–16–12 (B)	3,100	3,100
0.170%, 7–18–12 (B)	1,000	1,000
0.280%, 8–23–12 (B)	1,800	1,799
E.I. du Pont de Nemours and Company:		
0.150%, 7–11–12 (B)	1,500	1,500
0.200%, 8–2–12 (B)	6,515	6,514
John Deere Financial Limited (GTD by John Deere Capital Corporation),		
0.150%, 7–23–12 (B)	1,000	1,000
L'Oreal USA, Inc.,		
0.160%, 7–26–12 (B)	1,400	1,400
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable), (GTD by Wells Fargo Bank, N.A.),		
0.170%, 7–11–12 (B)	6,250	6,250
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Assoc Proj), Ser 1987-A(GTD by U.S. Bank, N.A.),		
0.140%, 7–11–12 (B)	2,035	2,035
River Fuel Funding Company #3, Inc. (GTD by Bank of New York (The)),		
0.210%, 7–31–12 (B)	2,500	2,499
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia),		
0.190%, 8–15–12 (B)	348	348
St. Jude Medical, Inc.:		
0.190%, 7–12–12 (B)	4,312	4,312
0.200%, 7–16–12 (B)	1,775	1,775
0.190%, 7–23–12 (B)	2,875	2,874
0.200%, 7–27–12 (B)	1,000	1,000
Unilever Capital Corporation,		
0.450%, 1–17–13 (B)	1,400	1,396
Wisconsin Electric Power Co.:		
0.210%, 7–11–12 (B)	4,500	4,500
0.230%, 7–17–12 (B)	500	500
0.190%, 7–19–12 (B)	6,200	6,199
Total Commercial Paper – 32.3%		**74,399**

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Master Note		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (A)	$ 8	$ 8
Total Master Note – 0.0%		**8**
Notes		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.720%, 9–7–12 (A)	3,400	3,400
0.710%, 9–26–12 (A)	1,000	1,000
Banco del Estado de Chile,		
1.090%, 9–24–12	4,000	4,000
Bank of America, N.A.,		
0.820%, 7–20–12 (A)	1,300	1,300
BellSouth Corporation (GTD by AT&T Inc.),		
3.920%, 4–26–13 (C)	7,000	7,186
Caterpillar Inc.,		
0.567%, 11–21–12 (C)	2,200	2,202
General Electric Capital Corporation:		
3.500%, 8–13–12	2,800	2,809
5.250%, 10–19–12	6,850	6,941
5.450%, 1–15–13	1,300	1,334
IBM International Group Capital LLC (GTD by International Business Machines Corporation),		
0.750%, 8–28–12 (A)	1,500	1,500
Kimberly-Clark Corporation,		
4.028%, 12–19–12	6,100	6,203
Rabobank Nederland,		
0.610%, 8–16–12 (A)	1,000	1,000
The Academy of the New Church, Var Rate Demand Bonds, Ser 2008 (GTD by Wachovia Bank, N.A.),		
0.210%, 7–5–12 (A)	2,335	2,335
Toyota Motor Credit Corporation:		
0.670%, 7–24–12 (A)	1,700	1,700
0.670%, 9–17–12 (A)	6,100	6,100
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.),		
0.210%, 7–5–12 (A)	1,267	1,267
Total Notes – 21.8%		**50,277**
TOTAL CORPORATE OBLIGATIONS – 57.1%		**$131,538**
(Cost: $131,538)		

MUNICIPAL OBLIGATIONS	Principal	Value
Arizona – 0.8%		
The Indl Dev Auth of Phoenix, AZ, Adj Mode Multifam Hsng Rev Rfdg Bonds (Paradise Lakes Apt Proj), Ser 2007A (GTD by Wachovia Bank, N.A.),		
0.180%, 7–5–12 (A)	1,817	1,817
California – 10.0%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.),		
0.130%, 7–3–12 (A)	1,400	1,400

Money Market *(in thousands)* JUNE 30, 2012 (UNAUDITED)

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
California (Continued)		
CA Infra and Econ Dev Bank, Var Rate Demand Rfdg Rev Bonds (Los Angeles Cnty Museum of Natural History Fndtn), Ser 2008A (GTD by Wells Fargo Bank, N.A.), 0.140%, 7–3–12 (A)	$1,900	$ 1,900
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation), 0.150%, 7–3–12 (A)	2,210	2,210
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.170%, 7–3–12 (A)	4,250	4,250
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (The Crossings Sr Apts/ Phase I), Ser 2005 I (GTD by United States Government), 0.160%, 7–5–12 (A)	5,200	5,200
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government), 0.160%, 7–5–12 (A)	2,210	2,210
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.):		
0.140%, 7–5–12 (A)	1,395	1,395
0.140%, 7–5–12 (A)	400	400
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012 A (GTD by U.S. Bank,N.A.), 0.130%, 7–3–12 (A)	3,000	3,000
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.150%, 7–5–12 (A)	1,085	1,085
		23,050
Colorado – 4.7%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.190%, 7–5–12 (A)	4,520	4,520
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.190%, 7–5–12 (A)	1,895	1,895
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.180%, 7–5–12 (A)	250	250
Harvest Junction Metro Dist (Longmont, CO), Ltd Tax GO Var Rate Bonds, Ser 2006 (GTD by U.S Bank, N.A.), 0.200%, 7–5–12 (A)	1,080	1,080
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.):		
0.220%, 7–5–12 (A)	1,500	1,500
0.500%, 7–5–12 (A)	550	550
Westminster Econ Dev Auth, Tax Incr Rev Rfdg Bonds (Mandalay Gardens Urban Renewal Proj), Ser 2009 (GTD by U.S. Bank, N.A.), 0.190%, 7–5–12 (A)	1,110	1,110
		10,905

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia – 1.0%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GAPower Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company), 0.230%, 7–3–12 (A)	$2,275	$ 2,275
Dev Auth of Talbot Cnty, Incr Indl Dev Rev Bonds (Junction City Mining Co, LLC Proj), Ser 2000 (GTD by Wachovia Bank, N.A.), 0.260%, 7–5–12 (A)	105	105
		2,380
Illinois – 1.2%		
Elmhurst, IL, Adj Demand Rev Bonds, Joint Comsn on Accred of Hltcare Org (GTD by JPMorgan Chase Bank, N.A.), 0.170%, 7–5–12 (A)	835	835
IL Fin Auth, Var Rate Demand Rev Bonds (Provena Health), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.170%, 7–3–12 (A)	1,055	1,055
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase &Co.), 0.170%, 7–3–12 (A)	790	790
		2,680
Iowa – 0.5%		
IA Fin Auth, Var Rate Demand Hlth Fac Rev Bonds (Great River Med Ctr Proj), Ser 2008 (GTD by Great River Medical Center), 0.170%, 7–3–12 (A)	1,170	1,170
Louisiana – 2.2%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2009A (GTD by Air Products and Chemicals, Inc.), 0.160%, 7–5–12 (A)	2,350	2,350
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York (The)), 0.140%, 7–5–12 (A)	1,750	1,750
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.140%, 7–3–12 (A)	1,000	1,000
		5,100
Maryland – 0.4%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.190%, 7–5–12 (A)	915	915
Massachusetts – 1.3%		
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.150%, 7–5–12 (A)	3,000	3,000

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Mississippi – 6.6%		
MS Business Fin Corp, Adj Mode Indl Dev Rev Bonds (Belk, Inc. Proj), Ser 2005 (GTD by Wachovia Bank, N.A.), 0.210%, 7–5–12 (A)	$3,936	$ 3,936
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.160%, 7–3–12 (A)	9,510	9,510
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.160%, 7–3–12 (A)	1,750	1,750
		15,196
Missouri – 0.6%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.240%, 7–5–12 (A)	1,340	1,340
New York – 1.6%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.210%, 7–5–12 (A)	900	900
NY State Hsng Fin Agy, 600 W 42nd Street Hsng Rev Bonds, Ser 2008B, 0.170%, 7–5–12 (A)	2,750	2,750
		3,650
Oregon – 0.3%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.), 0.160%, 7–5–12 (A)	700	700
Texas – 3.6%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.180%, 7–5–12 (A)	2,910	2,910
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.160%, 7–3–12 (A)	2,250	2,250
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.160%, 7–3–12 (A)	3,040	3,040
		8,200
Wisconsin – 1.4%		
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank, N.A.), 0.180%, 7–5–12 (A)	600	600
WI Hlth and Edu Fac Auth, Var Rate Rev Bonds (Aurora Hlth Care Inc.), Ser 2008-A (GTD by U.S. Bank, N.A.), 0.170%, 7–5–12 (A)	2,700	2,700
		3,300

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Wyoming – 0.5%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.160%, 7–3–12 (A)	$1,156	$ 1,156
TOTAL MUNICIPAL OBLIGATIONS – 36.7%		$ 84,559
(Cost: $84,559)		
UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS		
Treasury Bills		
United States Treasury Bills:		
0.150%, 9–27–12	1,600	1,599
0.150%, 10–11–12	1,500	1,499
0.140%, 12–13–12	1,720	1,719
Total Treasury Bills – 2.1%		4,817
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government):		
0.180%, 7–5–12 (A)	2,250	2,250
0.180%, 7–5–12 (A)	1,891	1,891
0.180%, 7–5–12 (A)	1,081	1,081
0.500%, 12–9–12	815	815
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.720%, 7–16–12 (A)	1,255	1,255
Total United States Government Agency Obligations – 3.2%		7,292
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 5.3%		$ 12,109
(Cost: $12,109)		
TOTAL INVESTMENT SECURITIES – 99.1%		$228,206
(Cost: $228,206)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		2,147
NET ASSETS – 100.0%		$230,353

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets or the next demand date.

(B) Rate shown is the yield to maturity at June 30, 2012.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$131,538	$ —
Municipal Obligations	—	84,559	—
United States Government			
Agency Obligations	—	12,109	—
Total	$ —	$228,206	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Real Estate Securities
ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**97.7%**
Financials	95.1%
Telecommunication Services	1.8%
Consumer Discretionary	0.8%
Cash and Cash Equivalents	**2.3%**

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Ventas, Inc.	Financials	Specialized REITs
ProLogis	Financials	Industrial REITs
Health Care REIT, Inc.	Financials	Specialized REITs
Boston Properties, Inc.	Financials	Office REITs
Equity Residential	Financials	Residential REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
HCP, Inc.	Financials	Specialized REITs
Apartment Investment and Management Company, Class A	Financials	Residential REITs

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Real Estate Securities *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Diversified REITs – 2.1%		
Vornado Realty Trust	10	$ 864
Hotels, Resorts & Cruise Lines – 0.8%		
Starwood Hotels & Resorts Worldwide, Inc. (A)	6	334
Industrial REITs – 4.5%		
EastGroup Properties, Inc.	4	192
ProLogis	50	1,649
		1,841
Mortgage REITs – 0.4%		
Colony Financial, Inc.	10	170
Office REITs – 13.8%		
Alexandria Real Estate Equities, Inc.	7	494
BioMed Realty Trust, Inc.	29	540
Boston Properties, Inc.	15	1,583
Brandywine Realty Trust	29	352
Digital Realty Trust, Inc.	11	841
Duke Realty Corporation	34	502
Hudson Pacific Properties, Inc.	7	122
Kilroy Realty Corporation	8	387
SL Green Realty Corp.	10	786
		5,607
Real Estate Operating Companies – 2.2%		
Brookfield Properties Corporation	35	616
Forest City Enterprises, Inc., Class A (B)	20	295
		911
Real Estate Services – 0.6%		
CB Richard Ellis Group, Inc. (B)	14	234
Residential REITs – 20.2%		
Apartment Investment and Management Company, Class A	39	1,062
Associated Estates Realty Corporation	12	177
AvalonBay Communities, Inc.	10	1,415
BRE Properties, Inc., Class A	7	345
Camden Property Trust	10	697
Colonial Properties Trust	16	356
Equity Lifestyle Properties, Inc.	4	290
Equity Residential	25	1,541
Essex Property Trust, Inc.	3	516
Mid-America Apartment Communities, Inc.	8	539
Post Properties	11	514
UDR, Inc.	30	778
		8,230
Retail REITs – 24.1%		
Acadia Realty Trust	23	544
Agree Realty Corporation	18	396
CBL & Associates Properties, Inc.	20	397
DDR Corp.	53	779
General Growth Properties, Inc.	17	308
Kimco Realty Corporation	42	807
Macerich Company (The)	17	991
Primaris Retail Real Estate Investment Trust (C)	13	294
Retail Opportunity Investments Corp.	8	93
Retail Properties of America, Inc.	25	246
RioCan Real Estate Investment Trust (C)	7	190
Simon Property Group, Inc.	27	4,131

COMMON STOCKS (Continued)	Shares	Value
Retail REITs (Continued)		
Tanger Factory Outlet Centers, Inc.	12	$ 394
Weingarten Realty Investors	9	237
		9,807
Specialized REITs – 25.3%		
Chatham Lodging Trust	9	123
Chesapeake Lodging Trust	10	172
CubeSmart	39	452
Entertainment Properties Trust	4	156
Extra Space Storage Inc.	4	119
HCP, Inc.	29	1,289
Health Care REIT, Inc.	27	1,586
Hersha Hospitality Trust	73	386
Host Hotels & Resorts, Inc.	57	897
LaSalle Hotel Properties	10	294
LTC Properties, Inc.	4	149
Pebblebrook Hotel Trust	12	270
Plum Creek Timber Company, Inc.	6	222
Public Storage, Inc.	13	1,835
Sovran Self Storage, Inc.	7	336
Sunstone Hotel Investors, Inc. (B)	21	231
Ventas, Inc.	28	1,770
		10,287
Wireless Telecommunication Service – 1.8%		
American Tower Corporation, Class A (B)	4	287
Crown Castle International Corp. (B)	8	440
		727
TOTAL COMMON STOCKS – 95.8%		**$39,012**
(Cost: $34,154)		

PREFERRED STOCKS	Shares	Value
Diversified REITs – 0.5%		
CapLease, Inc., 8.125% Series A Cumulative	8	192
Office REITs – 0.8%		
Digital Realty Trust, Inc., 7.000%	12	322
Specialized REITs – 0.6%		
Pebblebrook Hotel Trust, Series B, 8.000%	9	244
TOTAL PREFERRED STOCKS – 1.9%		**$ 758**
(Cost: $692)		

SHORT-TERM SECURITIES	Principal	
Master Note – 1.1%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (D)	$448	448
TOTAL SHORT-TERM SECURITIES – 1.1%		**$ 448**
(Cost: $448)		
TOTAL INVESTMENT SECURITIES – 98.8%		**$40,218**
(Cost: $35,294)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.2%		**492**
NET ASSETS – 100.0%		**$40,710**

Real Estate Securities *(in thousands)* JUNE 30, 2012 (UNAUDITED)

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Starwood Hotels & Resorts Worldwide, Inc.	N/A	Call	63	July 2012	$55.00	$7	$(5)

(A)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Listed on an exchange outside the United States.

(D)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$39,012	$ —	$ —
Preferred Stocks	758	—	—
Short-Term Securities	—	448	—
Total	$39,770	$448	$ —
Liabilities			
Written Options	$ 5	$ —	$ —

The following acronyms are used throughout this schedule:

OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Science and Technology

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**92.6%**
Information Technology	62.1%
Health Care	14.0%
Industrials	7.0%
Consumer Staples	4.2%
Telecommunication Services	3.0%
Materials	1.2%
Financials	0.7%
Energy	0.4%
Purchased Options	**0.0%**
Bonds	**0.3%**
Corporate Debt Securities	0.3%
Cash and Cash Equivalents	**7.1%**

Country Weightings

North America	**78.4%**
United States	78.4%
Pacific Basin	**8.9%**
South Korea	4.7%
China	3.5%
Other Pacific Basin	0.7%
South America	**2.9%**
Other	**1.2%**
Europe	**1.2%**
Bahamas/Caribbean	**0.3%**
Cash and Cash Equivalents	**7.1%**

Top 10 Equity Holdings

Company	Sector	Industry
Aspen Technology, Inc.	Information Technology	Application Software
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Apple Inc.	Information Technology	Computer Hardware
ACI Worldwide, Inc.	Information Technology	Application Software
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors
Micron Technology, Inc.	Information Technology	Semiconductors
Cree, Inc.	Information Technology	Semiconductors
Vertex Pharmaceuticals Incorporated	Health Care	Biotechnology
Google Inc., Class A	Information Technology	Internet Software & Services
ESCO Technologies Inc.	Industrials	Industrial Machinery

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Science and Technology *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Agricultural Products – 4.2%		
Archer Daniels Midland Company	207	$ 6,122
Bunge Limited	80	5,032
Darling International Inc. (A)	125	2,066
		13,220
Application Software – 14.8%		
ACI Worldwide, Inc. (A)	408	18,051
Aspen Technology, Inc. (A)	1,148	26,569
Informatica Corporation (A)	57	2,427
		47,047
Biotechnology – 4.6%		
Ironwood Pharmaceuticals, Inc., Class A (A)	122	1,677
Isis Pharmaceuticals, Inc. (A)	155	1,864
Vertex Pharmaceuticals Incorporated (A)	195	10,927
		14,468
Computer Hardware – 7.3%		
Apple Inc. (A)(B)	39	23,010
Computer Storage & Peripherals – 0.5%		
NetApp, Inc. (A)	48	1,524
Construction & Engineering – 0.8%		
Abengoa, S.A. (C)	79	1,046
Aegion Corporation (A)	76	1,365
		2,411
Consumer Finance – 0.7%		
NetSpend Holdings, Inc. (A)	245	2,247
Data Processing & Outsourced Services – 11.2%		
Alliance Data Systems Corporation (A)	177	23,881
Euronet Worldwide, Inc. (A)	373	6,377
Vantiv, Inc., Class A (A)	126	2,923
WNS (Holdings) Limited, ADR (A)	228	2,214
		35,395
Electronic Components – 1.2%		
Power-One, Inc. (A)	860	3,886
Electronic Equipment & Instruments – 0.9%		
Ingenico S.A. (C)	58	2,793
Fertilizers & Agricultural Chemicals – 1.2%		
Monsanto Company	45	3,692
Health Care Equipment – 0.8%		
Boston Scientific Corporation (A)	454	2,574
Health Care Facilities – 2.5%		
Tenet Healthcare Corporation (A)	1,525	7,993
Health Care Services – 0.7%		
Fleury S.A. (C)	46	579
Fleury S.A. (C)(D)	131	1,661
		2,240
Health Care Technology – 2.1%		
Cerner Corporation (A)	80	6,571

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 5.0%		
ESCO Technologies Inc.	256	$ 9,336
Pentair, Inc.	171	6,534
		15,870
Integrated Telecommunication Services – 1.4%		
CenturyLink, Inc.	51	2,002
China Unicom Limited (C)	1,890	2,377
		4,379
Internet Software & Services – 5.3%		
21Vianet Group, Inc., ADR (A)	131	1,505
Google Inc., Class A (A)	18	10,151
OpenTable, Inc. (A)	39	1,769
SINA Corporation (A)	61	3,181
		16,606
IT Consulting & Other Services – 4.0%		
Acxiom Corporation (A)	597	9,013
iGate Corporation (A)	208	3,545
		12,558
Managed Health Care – 3.3%		
Amil Participacoes S.A. (C)	332	3,259
UnitedHealth Group Incorporated	123	7,213
		10,472
Oil & Gas Equipment & Services – 0.4%		
Forum Energy Technologies, Inc. (A)	69	1,359
Research & Consulting Services – 1.2%		
Qualicorp S.A. (A)(C)	48	412
Qualicorp S.A. (A)(C)(D)	382	3,304
		3,716
Semiconductor Equipment – 1.5%		
Nanometrics Incorporated (A)	145	2,221
Photronics, Inc. (A)	419	2,557
		4,778
Semiconductors – 14.2%		
CEVA, Inc. (A)	54	942
Cree, Inc. (A)	433	11,125
Freescale Semiconductor, Inc. (A)	77	793
Micron Technology, Inc. (A)	1,858	11,727
Samsung Electronics Co., Ltd. (C)	14	15,144
Spansion Inc. (A)	142	1,564
Spreadtrum Communications, Inc., ADR	208	3,662
		44,957
Systems Software – 1.2%		
Allot Communications Ltd. (A)	139	3,884
Wireless Telecommunication Service – 1.6%		
Clearwire Corporation, Class A (A)	558	625
Sprint Nextel Corporation (A)	1,349	4,397
		5,022
TOTAL COMMON STOCKS – 92.6%		**$292,672**
(Cost: $239,561)		

Science and Technology *(in thousands)* JUNE 30, 2012 (UNAUDITED)

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple Inc., Put $535.00, Expires 8–20–12	76	$ 64
Informatica Corporation, Put $37.50, Expires 8–20–12, OTC (Ctrpty: Barclays Bank PLC)	411	40
TOTAL PURCHASED OPTIONS – 0.0%		**$ 104**
(Cost: $131)		

CORPORATE DEBT SECURITIES	Principal	
Semiconductors – 0.3%		
JinkoSolar Holding Co., Ltd., Convertible, 4.000%, 5–15–16 (D)	$ 2,230	1,056
TOTAL CORPORATE DEBT SECURITIES – 0.3%		**$ 1,056**
(Cost: $2,187)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.1%		
Danaher Corporation, 0.140%, 7–10–12 (E)	$ 3,000	$ 3,000
John Deere Financial Limited (GTD by John Deere Capital Corporation), 0.150%, 7–23–12 (E)	10,000	9,999
Prudential Funding LLC, 0.130%, 7–2–12 (E)	3,108	3,108
		16,107
Master Note – 1.1%		
Toyota Motor Credit Corporation, 0.136%, 7–2–12 (F)	3,499	3,499
TOTAL SHORT-TERM SECURITIES – 6.2%		**$ 19,606**
(Cost: $19,606)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$313,438**
(Cost: $261,485)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**2,823**
NET ASSETS – 100.0%		**$316,261**

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Apple Inc.	N/A	Call	76	August 2012	$620.00	$ 84	$ (77)
Informatica Corporation	Barclays Bank PLC	Put	411	August 2012	42.50	100	(114)
						$184	$(191)

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Listed on an exchange outside the United States.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2012, the total value of these securities amounted to $6,021 or 1.9% of net assets.

(E)Rate shown is the yield to maturity at June 30, 2012.

(F)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$271,313	$21,359	$ —
Purchased Options	64	40	—
Corporate Debt Securities	—	1,056	—
Short-Term Securities	—	19,606	—
Total	$271,377	$42,061	$ —
Liabilities			
Written Options	$ 77	$ 114	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

Country Diversification

(as a % of net assets)	
United States	78.4%
South Korea	4.7%
China	3.5%
Brazil	2.9%
Israel	1.2%
Other Countries	2.2%
Other+	7.1%

+*Includes cash and cash equivalents and other assets and liabilities*

See Accompanying Notes to Financial Statements.

Small Cap Growth

Asset Allocation

Stocks	**95.3%**
Information Technology	32.2%
Health Care	20.7%
Industrials	14.9%
Consumer Discretionary	8.8%
Energy	7.9%
Financials	6.5%
Consumer Staples	2.9%
Materials	1.4%
Cash and Cash Equivalents	**4.7%**

Top 10 Equity Holdings

Company	Sector
MICROS Systems, Inc.	Information Technology
Westinghouse Air Brake Technologies Corporation	Industrials
OSI Systems, Inc.	Information Technology
Salix Pharmaceuticals, Ltd.	Health Care
Volcano Corporation	Health Care
Ultimate Software Group, Inc. (The)	Information Technology
NuVasive, Inc.	Health Care
Cyberonics, Inc.	Health Care
Chicago Bridge & Iron Company N.V., NY Shares	Industrials
IPG Photonics Corporation	Information Technology

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Growth *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.1%		
Huntington Ingalls Industries, Inc. (A)	95	$ 3,840
Apparel Retail – 1.9%		
Zumiez Inc. (A)	167	6,633
Apparel, Accessories & Luxury Goods – 2.7%		
Under Armour, Inc., Class A (A)	74	6,944
Vera Bradley, Inc. (A)	141	2,981
		9,925
Application Software – 7.0%		
BroadSoft, Inc. (A)	246	7,119
Tangoe, Inc. (A)	180	3,826
Tyler Technologies, Inc. (A)	106	4,278
Ultimate Software Group, Inc. (The) (A)	109	9,715
		24,938
Asset Management & Custody Banks – 1.0%		
WisdomTree Investment, Inc. (A)	526	3,454
Brewers – 1.9%		
Boston Beer Company, Inc. (The), Class A (A)	56	6,724
Communications Equipment – 2.7%		
Acme Packet, Inc. (A)	139	2,585
Aruba Networks, Inc. (A)	292	4,388
Finisar Corporation (A)	171	2,561
		9,534
Construction & Engineering – 2.6%		
Chicago Bridge & Iron Company N.V., NY Shares	240	9,112
Construction & Farm Machinery & Heavy Trucks – 5.8%		
Manitowoc Company, Inc. (The)	354	4,142
Westinghouse Air Brake Technologies Corporation	215	16,738
		20,880
Consumer Finance – 1.6%		
First Cash Financial Services, Inc. (A)	141	5,680
Diversified Support Services – 1.8%		
Portfolio Recovery Associates, Inc. (A)	71	6,472
Electrical Components & Equipment – 1.5%		
Acuity Brands, Inc.	104	5,275
Electronic Components – 1.0%		
Audience, Inc. (A)	177	3,415
Electronic Equipment & Instruments – 6.4%		
FARO Technologies, Inc. (A)	161	6,788
OSI Systems, Inc. (A)	253	15,997
		22,785
Electronic Manufacturing Services – 2.5%		
IPG Photonics Corporation (A)	202	8,815
Fertilizers & Agricultural Chemicals – 1.4%		
American Vanguard Corporation	185	4,908

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment – 8.2%		
Cyberonics, Inc. (A)	205	$ 9,232
NuVasive, Inc. (A)	368	9,331
Volcano Corporation (A)	380	10,898
		29,461
Health Care Facilities – 1.2%		
Community Health Systems, Inc. (A)	147	4,134
Health Care Supplies – 1.1%		
Align Technology, Inc. (A)	112	3,737
Health Care Technology – 2.9%		
HealthStream, Inc. (A)	201	5,226
Omnicell, Inc. (A)	353	5,167
		10,393
Homefurnishing Retail – 1.1%		
Select Comfort Corporation (A)	183	3,836
Industrial Machinery – 1.1%		
Chart Industries, Inc. (A)	54	3,726
Internet Software & Services – 5.2%		
Constant Contact, Inc. (A)	320	5,714
Dice Holdings, Inc. (A)	694	6,512
OpenTable, Inc. (A)	138	6,204
		18,430
Investment Banking & Brokerage – 2.7%		
Greenhill & Co., Inc.	157	5,593
Stifel Financial Corp. (A)	141	4,359
		9,952
IT Consulting & Other Services – 1.0%		
Sapient Corporation	354	3,565
Leisure Products – 1.4%		
Arctic Cat Inc. (A)	132	4,843
Oil & Gas Equipment & Services – 5.9%		
Core Laboratories N.V.	38	4,358
Dril-Quip, Inc. (A)	114	7,494
Forum Energy Technologies, Inc. (A)	260	5,110
Superior Energy Services, Inc. (A)	190	3,840
		20,802
Oil & Gas Storage & Transportation – 2.0%		
Targa Resources Corp.	169	7,205
Packaged Foods & Meats – 1.0%		
Calavo Growers, Inc.	139	3,563
Pharmaceuticals – 7.3%		
Akorn, Inc. (A)	326	5,137
Questcor Pharmaceuticals, Inc. (A)	136	7,254
Sagent Pharmaceuticals, Inc. (A)	100	1,805
Salix Pharmaceuticals, Ltd. (A)	214	11,661
		25,857
Regional Banks – 1.2%		
UMB Financial Corporation	81	4,131

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 1.7%		
Caribou Coffee Company, Inc. (A)	334	$ 4,310
Ignite Restaurant Group, Inc. (A)	100	1,811
		6,121
Semiconductors – 1.5%		
Spansion Inc. (A)	169	1,860
Volterra Semiconductor Corporation (A)	144	3,386
		5,246
Systems Software – 4.9%		
MICROS Systems, Inc. (A)	336	17,225
Trading Companies & Distributors - 1.0%		
Beacon Roofing Supply, Inc. (A)	139	3,506
TOTAL COMMON STOCKS – 95.3%		**$338,123**
(Cost: $306,652)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.6%		
Bemis Company, Inc.,		
0.390%, 7–23–12 (B)	$5,800	5,798
E.I. du Pont de Nemours and Company,		
0.170%, 8–20–12 (B)	1,000	1,000
John Deere Capital Corporation: 0.150%, 7–		
12–12 (B)	1,000	1,000
0.150%, 7–20–12 (B)	3,000	3,000
L'Air Liquide S.A.,		
0.150%, 7–9–12 (B)	1,091	1,091
Wisconsin Electric Power Co.,		
0.160%, 7–2–12 (B)	4,420	4,420
		16,309
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (C)	1,496	1,496
TOTAL SHORT-TERM SECURITIES – 5.0%		**$ 17,805**
(Cost: $17,805)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$355,928**
(Cost: $324,457)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		(1,125)
NET ASSETS – 100.0%		**$354,803**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at June 30, 2012.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$338,123	$ —	$ —
Short-Term Securities	—	17,805	—
Total	$338,123	$17,805	$ —

See Accompanying Notes to Financial Statements.

Small Cap Value

ALL DATA IS AS OF JUNE 30, 2012 (UNAUDITED)

Asset Allocation

Stocks	**88.6%**
Consumer Discretionary	23.0%
Financials	22.4%
Energy	9.3%
Materials	9.2%
Health Care	7.3%
Industrials	6.1%
Information Technology	5.4%
Utilities	3.3%
Consumer Staples	2.6%
Cash and Cash Equivalents	**11.4%**

Top 10 Equity Holdings

Company	Sector
Triumph Group, Inc.	Industrials
Community Health Systems, Inc.	Health Care
Cinemark Holdings, Inc.	Consumer Discretionary
First Horizon National Corporation	Financials
McDermott International, Inc.	Energy
RPM International Inc.	Materials
Endurance Specialty Holdings Ltd.	Financials
Belo Corp., Class A	Consumer Discretionary
Valassis Communications, Inc.	Consumer Discretionary
M.D.C. Holdings, Inc.	Consumer Discretionary

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Small Cap Value *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.9%		
Triumph Group, Inc.	120	$ 6,741
Apparel Retail – 1.9%		
AnnTaylor Stores Corporation (A)	176	4,479
Apparel, Accessories & Luxury Goods – 3.5%		
Hanesbrands Inc. (A)	175	4,856
Jones Apparel Group, Inc.	336	3,213
		8,069
Auto Parts & Equipment – 3.4%		
Dana Holding Corporation	270	3,456
Visteon Corporation (A)	118	4,436
		7,892
Broadcasting – 3.6%		
Belo Corp., Class A	768	4,943
Entercom Communications Corp. (A)	584	3,517
		8,460
Construction & Farm Machinery & Heavy Trucks – 0.8%		
Accuride Corporation (A)	308	1,848
Data Processing & Outsourced Services – 1.4%		
CoreLogic Inc. (A)	172	3,157
Electric Utilities – 1.4%		
NV Energy, Inc.	180	3,164
Food Retail – 0.6%		
Roundy's Supermarkets, Inc.	134	1,372
Forest Products – 1.8%		
Louisiana-Pacific Corporation (A)	380	4,139
Gas Utilities – 1.9%		
Southwest Gas Corporation	105	4,594
Health Care Facilities – 6.1%		
Community Health Systems, Inc. (A)	240	6,716
HealthSouth Corporation (A)	154	3,587
LifePoint Hospitals, Inc. (A)	99	4,049
		14,352
Health Care Services – 1.2%		
Team Health Holdings, Inc. (A)	114	2,746
Homebuilding – 2.1%		
M.D.C. Holdings, Inc.	149	4,858
Hotels, Resorts & Cruise Lines – 1.2%		
Gaylord Entertainment Company (A)	75	2,877
Movies & Entertainment – 2.4%		
Cinemark Holdings, Inc.	248	5,655
Office REITs – 2.0%		
Lexington Corporation Properties Trust	553	4,685
Oil & Gas Equipment & Services – 2.2%		
McDermott International, Inc. (A)	471	5,245

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production – 1.6%		
EV Energy Partners, L.P.	73	$ 3,684
Oil & Gas Storage & Transportation – 5.5%		
Atlas Pipeline Partners, L.P.	136	4,227
EQT Midstream Partners, LP (A)	146	3,505
MarkWest Energy Partners, L.P.	59	2,909
Targa Resources Corp.	52	2,228
		12,869
Packaged Foods & Meats – 1.0%		
Dean Foods Company (A)	140	2,386
Paper Packaging – 1.9%		
Boise Inc.	683	4,492
Personal Products – 1.0%		
Inter Parfums, Inc.	133	2,297
Property & Casualty Insurance – 2.7%		
Argo Group International Holdings, Ltd.	154	4,519
SeaBright Insurance Holdings, Inc.	213	1,894
		6,413
Publishing – 4.9%		
E. W. Scripps Company (The) (A)	408	3,918
Valassis Communications, Inc. (A)	227	4,935
Washington Post Company, Class B (The)	7	2,430
		11,283
Regional Banks – 7.0%		
Bank of Marin Bancorp	73	2,702
First Horizon National Corporation	642	5,554
First Niagara Financial Group, Inc.	224	1,714
Wintrust Financial Corporation	66	2,327
Zions Bancorporation	203	3,936
		16,233
Reinsurance – 4.2%		
Endurance Specialty Holdings Ltd.	132	5,062
Reinsurance Group of America, Incorporated	88	4,704
		9,766
Residential REITs – 1.3%		
Campus Crest Communities, Inc.	282	2,926
Semiconductors – 2.8%		
Freescale Semiconductor, Inc. (A)	361	3,704
Spansion Inc. (A)	272	2,983
		6,687
Specialized REITs – 1.9%		
Strategic Hotels & Resorts, Inc. (A)	703	4,538
Specialty Chemicals – 5.5%		
Ashland Inc.	67	4,643
Cytec Industries Inc.	55	3,202
RPM International Inc.	187	5,083
		12,928
Technology Distributors – 1.2%		
Insight Enterprises, Inc. (A)	170	2,868

Small Cap Value *(in thousands)* JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Thrifts & Mortgage Finance – 1.9%		
Capitol Federal Financial	379	$ 4,506
Trucking – 2.4%		
Marten Transport, Ltd.	178	3,778
Werner Enterprises, Inc.	74	1,768
		5,546
TOTAL COMMON STOCKS – 87.2%		**$203,755**
(Cost: $201,681)		

INVESTMENT FUNDS		
Asset Management & Custody Banks – 1.4%		
THL Credit, Inc.	249	**3,358**
TOTAL INVESTMENT FUNDS – 1.4%		**$ 3,358**
(Cost: $3,255)		

SHORT–TERM SECURITIES	Principal	
Commercial Paper – 5.4%		
John Deere Capital Corporation:		
0.150%, 7–12–12 (B)	$ 1,000	1,000
0.150%, 7–20–12 (B)	6,000	6,000
L'Oreal USA, Inc.,		
0.150%, 8–6–12 (B)	3,500	3,499
Prudential Funding LLC,		
0.130%, 7–2–12 (B)	1,931	1,931
		12,430
Master Note – 0.4%		
Toyota Motor Credit Corporation,		
0.136%, 7–2–12 (C)	1,003	1,003
Municipal Obligations – Taxable – 7.9%		
Cert of Part, Denver Pub Sch, Var Rate Rfdg Ser 2011A-3 (GTD by Wells Fargo Bank, N.A.),		
0.170%, 7–16–12 (C)	125	125
Franklin, OH, Var Rate Demand Hosp Fac Rfdg and Impvt Rev Bonds (U.S. Hlth Corp of Columbus), Ser 1996A (GTD by U.S. Bank, N.A.),		
0.170%, 7–2–12 (C)	1,830	1,830
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)),		
0.160%, 7–2–12 (C)	3,863	3,863
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.),		
0.230%, 7–2–12 (C)	12,683	12,683
		18,501
TOTAL SHORT-TERM SECURITIES – 13.7%		**$ 31,934**
(Cost: $31,934)		
TOTAL INVESTMENT SECURITIES – 102.3%		**$239,047**
(Cost: $236,870)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.3%)		**(5,426)**
NET ASSETS – 100.0%		**$233,621**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at June 30, 2012.

(C)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$203,755	$ —	$ —
Investment Funds	3,358	—	—
Short–Term Securities	—	31,934	—
Total	$207,113	$31,934	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Value

Asset Allocation

Stocks	**97.1%**
Financials	29.2%
Energy	19.1%
Health Care	15.2%
Information Technology	11.6%
Consumer Discretionary	6.0%
Consumer Staples	5.0%
Telecommunication Services	3.9%
Utilities	3.6%
Industrials	2.1%
Materials	1.4%
Cash and Cash Equivalents	**2.9%**

Top 10 Equity Holdings

Company	Sector
Wells Fargo & Company	Financials
AT&T Inc.	Telecommunication Services
Capital One Financial Corporation	Financials
Marathon Petroleum Corporation	Energy
UnitedHealth Group Incorporated	Health Care
ACE Limited	Financials
MetLife, Inc.	Financials
Marathon Oil Corporation	Energy
Time Warner Cable Inc.	Consumer Discretionary
Plains All American Pipeline, L.P.	Energy

See your advisor for more information on the Portfolio's most recently published Top 10 Equity Holdings.

Value (in thousands) JUNE 30, 2012 (UNAUDITED)

COMMON STOCKS	Shares	Value
Biotechnology – 2.9%		
Amgen Inc.	119	$ 8,677
Cable & Satellite – 3.1%		
Time Warner Cable Inc.	115	9,433
Computer Hardware – 2.3%		
Hewlett-Packard Company	343	6,888
Consumer Finance – 3.9%		
Capital One Financial Corporation	213	11,664
Department Stores – 1.6%		
Macy's Inc.	137	4,699
Diversified Banks – 4.0%		
Wells Fargo & Company	354	11,848
Diversified Metals & Mining – 0.6%		
Freeport-McMoRan Copper & Gold Inc., Class B	55	1,887
Drug Retail – 2.7%		
CVS Corporation	174	8,131
Electric Utilities – 1.2%		
PPL Corporation	129	3,590
Electronic Manufacturing Services – 1.9%		
TE Connectivity Ltd.	180	5,741
Fertilizers & Agricultural Chemicals – 0.8%		
Mosaic Company (A)	41	2,268
General Merchandise Stores – 1.3%		
Target Corporation	65	3,771
Health Care Distributors – 2.2%		
McKesson Corporation	69	6,450
Industrial Machinery – 2.1%		
Ingersoll-Rand plc	146	6,150
Integrated Telecommunication Services – 3.9%		
AT&T Inc.	329	11,718
Investment Banking & Brokerage – 2.6%		
Goldman Sachs Group, Inc. (The)	80	7,688
Life & Health Insurance – 3.3%		
MetLife, Inc.	318	9,816
Managed Health Care – 7.6%		
Aetna Inc.	161	6,230
UnitedHealth Group Incorporated	176	10,314
WellPoint, Inc. (B)	95	6,041
		22,585
Mortgage REITs – 2.2%		
American Capital Agency Corp.	194	6,530
Multi-Utilities – 2.4%		
PG&E Corporation	159	7,176

COMMON STOCKS (Continued)	Shares	Value
Office Electronics – 2.4%		
Xerox Corporation	901	$ 7,092
Oil & Gas Exploration & Production – 6.1%		
ConocoPhillips	153	8,566
Marathon Oil Corporation	371	9,487
		18,053
Oil & Gas Refining & Marketing – 4.9%		
Marathon Petroleum Corporation	240	10,758
Phillips 66 (A)	119	3,946
		14,704
Oil & Gas Storage & Transportation – 8.1%		
MarkWest Energy Partners, L.P.	155	7,628
Plains All American Pipeline, L.P.	111	8,953
Regency Energy Partners LP	323	7,680
		24,261
Other Diversified Financial Services – 4.4%		
Citigroup Inc.	272	7,442
JPMorgan Chase & Co.	159	5,670
		13,112
Pharmaceuticals – 2.5%		
Teva Pharmaceutical Industries Limited, ADR	190	7,474
Property & Casualty Insurance – 5.4%		
ACE Limited	136	10,104
XL Group plc	283	5,944
		16,048
Regional Banks – 1.2%		
SunTrust Banks, Inc.	153	3,705
Reinsurance – 2.2%		
RenaissanceRe Holdings Ltd.	84	6,415
Semiconductor Equipment – 1.9%		
Lam Research Corporation (A)	152	5,740
Semiconductors – 2.0%		
Freescale Semiconductor, Inc. (A)	580	5,947
Soft Drinks – 2.3%		
Dr Pepper Snapple Group, Inc. (C)	155	6,773
Systems Software – 1.1%		
Oracle Corporation	108	3,214
TOTAL COMMON STOCKS – 97.1%		**$289,248**
(Cost: $288,610)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 5.1%		
Danaher Corporation, 0.140%, 7–10–12 (D)	$4,000	4,000
John Deere Capital Corporation, 0.150%, 7–12–12 (D)	1,000	1,000
L'Oreal USA, Inc., 0.160%, 7–26–12 (D)	7,000	6,999

COMMON STOCKS (Continued)	Principal	Value
Commercial Paper (Continued)		
Prudential Funding LLC,		
0.130%, 7-2-12 (D)	$3,026	$ 3,026
		15,025
Master Note – 0.3%		
Toyota Motor Credit Corporation,		
0.136%, 7-2-12 (E)	1,010	1,010
TOTAL SHORT-TERM SECURITIES – 5.4%		$ 16,035
(Cost: $16,035)		
TOTAL INVESTMENT SECURITIES – 102.5%		$305,283
(Cost: $304,645)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.5%)		(7,466)
NET ASSETS – 100.0%		$297,817

Notes to Schedule of Investments

The following written options were outstanding at June 30, 2012 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Dr Pepper Snapple Group, Inc	Citibank N.A.	Call	1,548	July 2012	$41.00	$107	$(442)
LyondellBasell Industries N.V., Class A	N/A	Put	212	July 2012	33.00	21	(2)
	N/A	Put	212	July 2012	37.00	48	(8)
	N/A	Put	212	August 2012	35.00	22	(17)
Oracle Corporation	N/A	Put	317	July 2012	25.00	10	(1)
Target Corporation	N/A	Put	386	July 2012	50.00	22	(2)
	Morgan Stanley & Co., Inc.	Put	145	August 2012	52.50	10	(4)
	Morgan Stanley & Co., Inc.	Put	145	September 2012	50.00	11	(5)
Walgreens Co.	N/A	Put	919	July 2012	29.00	33	(34)
	N/A	Put	919	July 2012	30.00	44	(79)
WellPoint, Inc.	N/A	Call	273	July 2012	67.50	121	(11)
						$449	$(605)

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C) All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D) Rate shown is the yield to maturity at June 30, 2012.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2012. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Portfolio's investments by the fair value hierarchy levels as of June 30, 2012. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$289,248	$ —	$ —
Short-Term Securities	—	16,035	—
Total	$289,248	$16,035	$ —
Liabilities			
Written Options	$ 154	$ 450	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy	Balanced
ASSETS							
Investments in unaffiliated securities at market value+	$ 593	$ 562	$ 1,127	$ 1,303	$ 853	$1,114,274	$351,662
Investments in affiliated securities at market value+	66,793	99,602	651,889	809,942	215,746	—	—
Bullion at market value+	—	—	—	—	—	111,037	—
Investments at Market Value	67,386	100,164	653,016	811,245	216,599	1,225,311	351,662
Cash	3	2	2	2	1	103	182
Restricted cash	—	—	—	—	—	92	—
Investment securities sold receivable	—	36	—	—	—	1,743	1,437
Dividends and interest receivable	—*	—*	—*	—*	—*	4,437	1,419
Capital shares sold receivable	80	298	2,740	499	578	954	90
Total Assets	67,469	100,500	655,758	811,746	217,178	1,232,640	354,790
LIABILITIES							
Investment securities purchased payable	—	—	529	704	254	520	1,546
Capital shares redeemed payable	7	5	18	21	6	1,057	148
Trustees and Chief Compliance Officer fees payable	3	2	15	18	5	86	58
Service fee payable	—	—	—	—	—	17	5
Shareholder servicing payable	—*	—*	1	1	—*	2	1
Investment management fee payable	—	—	—	—	—	46	14
Accounting services fee payable	2	2	9	11	5	21	10
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	945	—
Written options at market value+	—	—	—	—	—	1,421	—
Other liabilities	2	3	11	13	4	123	12
Total Liabilities	14	12	583	768	274	4,238	1,794
Total Net Assets	$67,455	$100,488	$655,175	$810,978	$216,904	$1,228,402	$352,996
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$66,902	$ 94,587	$613,719	$768,841	$203,310	$1,072,311	$262,870
Undistributed net investment income	629	1,230	6,697	7,975	2,588	9,193	2,142
Accumulated net realized gain (loss)	3,520	2,734	23,538	33,248	7,490	(64,877)	13,696
Net unrealized appreciation (depreciation)	(3,596)	1,937	11,221	914	3,516	211,775	74,288
Total Net Assets	$67,455	$100,488	$655,175	$810,978	$216,904	$1,228,402	$352,996
CAPITAL SHARES OUTSTANDING	14,313	19,504	129,193	157,794	41,830	128,720	39,398
NET ASSET VALUE PER SHARE	$4.71	$5.15	$5.07	$5.14	$5.19	$9.54	$8.96
+COST							
Investments in unaffiliated securities at cost	$ 593	$ 562	$ 1,127	$ 1,303	$ 853	$ 955,099	$277,374
Investments in affiliated securities at cost	70,389	97,665	640,668	809,028	212,230	—	—
Bullion at cost	—	—	—	—	—	60,671	—
Written options premiums received at cost	—	—	—	—	—	4,637	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Bond	Core Equity	Dividend Opportunities	Energy	Global Bond	Global Natural Resources	Growth
ASSETS							
Investments in unaffiliated securities at market value+	$591,807	$391,172	$382,895	$63,991	$ 9,944	$170,056	$960,097
Investments at Market Value	591,807	391,172	382,895	63,991	9,944	170,056	960,097
Cash	7,062	—	29	8	64	438	1
Cash denominated in foreign currencies at market value+	—	—	—	—	—	3	—
Investment securities sold receivable	—	3,251	12,142	963	40	3,003	17,249
Dividends and interest receivable	5,447	554	1,027	44	101	539	792
Capital shares sold receivable	318	7	228	80	—*	155	262
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	383	—
Prepaid and other assets	—*	—	—	—	—	—	—*
Total Assets	604,634	394,984	396,321	65,086	10,149	174,577	978,401
LIABILITIES							
Investment securities purchased payable	9,986	4,365	22,051	2,754	22	971	2,072
Capital shares redeemed payable	64	248	173	18	3	754	746
Trustees and Chief Compliance Officer fees payable	54	109	14	2	—*	11	162
Overdraft due to custodian	—	6,643	—	—	—	—	—
Service fee payable	8	5	5	1	—*	2	13
Shareholder servicing payable	1	—*	—*	—*	—*	1	1
Investment management fee payable	15	14	14	3	—	10	36
Accounting services fee payable	13	10	10	3	—*	5	18
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	—	54	—
Variation margin payable	—	—	—	—	—	655	—
Other liabilities	17	13	10	5	2	31	27
Total Liabilities	10,158	11,407	22,277	2,786	27	2,494	3,075
Total Net Assets	$594,476	$383,577	$374,044	$62,300	$10,122	$172,083	$975,326
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$555,341	$302,470	$332,249	$70,623	$10,134	$220,363	$778,910
Undistributed (distributions in excess of) net investment income	7,975	522	3,058	(53)	107	(299)	(435)
Accumulated net realized gain (loss)	4,975	16,682	(5,892)	(5,483)	—*	(4,605)	30,039
Net unrealized appreciation (depreciation)	26,185	63,903	44,629	(2,787)	(119)	(43,376)	166,812
Total Net Assets	$594,476	$383,577	$374,044	$62,300	$10,122	$172,083	$975,326
CAPITAL SHARES OUTSTANDING	103,612	33,262	54,239	11,595	2,010	37,723	96,700
NET ASSET VALUE PER SHARE	$5.74	$11.53	$6.90	$5.37	$5.03	$4.56	$10.09
+COST							
Investments in unaffiliated securities at cost	$565,622	$327,266	$338,265	$66,778	$10,064	$213,102	$793,284
Cash denominated in foreign currencies at cost	—	—	—	—	—	3	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	High Income	International Core Equity	International Growth	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Money Market
ASSETS							
Investments in unaffiliated securities at market value+	$338,950	$520,330	$277,677	$277,544	$50,444	$204,439	$228,206
Investments at Market Value	338,950	520,330	277,677	277,544	50,444	204,439	228,206
Cash	3,845	3,121	181	533	116	21	1
Cash denominated in foreign currencies at market value+	—	1	558	—	—	—	—
Restricted cash	—	—	5,016	—	—	260	—
Investment securities sold receivable	4,221	9,654	1,022	—	95	1,904	—
Dividends and interest receivable	6,155	3,596	1,083	2,123	—*	72	363
Capital shares sold receivable	766	238	183	210	4	397	2,637
Receivable from affiliates	—	—	—	—	—	—	204
Unrealized appreciation on forward foreign currency contracts	—	—	1,243	—	—	—	—
Unrealized appreciation on swap agreements	—	—	376	—	—	—	—
Prepaid and other assets	—*	—	—	—	—	—	1
Total Assets	353,937	536,940	287,339	280,410	50,659	207,093	231,412
LIABILITIES							
Investment securities purchased payable	16,698	1,577	558	2,000	1,060	4,146	924
Capital shares redeemed payable	9	157	77	13	7	83	70
Distributions payable	—	—	—	—	—	—	—*
Trustees and Chief Compliance Officer fees payable	28	48	35	3	5	6	19
Service fee payable	5	8	4	4	1	3	—
Shareholder servicing payable	—*	1	—*	—*	—*	—*	—*
Investment management fee payable	11	25	13	8	3	9	5
Accounting services fee payable	8	11	8	8	2	6	7
Unrealized depreciation on forward foreign currency contracts	23	—	239	—	—	—	—
Written options at market value+	—	—	—	—	—	913	—
Other liabilities	30	227	41	6	4	7	34
Total Liabilities	16,812	2,054	975	2,042	1,082	5,173	1,059
Total Net Assets	$337,125	$534,886	$286,364	$278,368	$49,577	$201,920	$230,353
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$331,564	$580,932	$280,355	$272,773	$40,055	$180,995	$230,363
Undistributed (distributions in excess of) net investment income	11,865	6,434	2,796	1,638	(445)	(555)	—
Accumulated net realized gain (loss)	(10,893)	(17,078)	(419)	(1,100)	1,244	9,797	(10)
Net unrealized appreciation (depreciation)	4,589	(35,402)	3,632	5,057	8,723	11,683	—
Total Net Assets	$337,125	$534,886	$286,364	$278,368	$49,577	$201,920	$230,353
CAPITAL SHARES OUTSTANDING	96,139	37,246	37,798	54,366	2,348	25,616	230,366
NET ASSET VALUE PER SHARE	$3.51	$14.36	$7.58	$5.12	$21.11	$7.88	$1.00
+COST							
Investments in unaffiliated securities at cost	$334,336	$555,668	$275,560	$272,486	$41,721	$192,638	$228,206
Cash denominated in foreign currencies at cost	—	1	549	—	—	—	—
Written options premiums received at cost	—	—	—	—	—	795	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
ASSETS					
Investments in unaffiliated securities at market value+	$40,218	$313,438	$355,928	$239,047	$305,283
Investments at Market Value	**40,218**	**313,438**	**355,928**	**239,047**	**305,283**
Cash	6	1	1	824	42
Investment securities sold receivable	537	3,122	—	257	814
Dividends and interest receivable	120	28	17	149	581
Capital shares sold receivable	2	122	65	77	77
Total Assets	**40,883**	**316,711**	**356,011**	**240,354**	**306,797**
LIABILITIES					
Investment securities purchased payable	148	85	875	6,594	8,059
Capital shares redeemed payable	8	88	224	92	249
Trustees and Chief Compliance Officer fees payable	3	46	66	18	34
Service fee payable	1	4	5	3	4
Shareholder servicing payable	—*	1	—*	—*	—*
Investment management fee payable	2	14	16	11	11
Accounting services fee payable	2	8	10	7	8
Written options at market value+	5	191	—	—	605
Other liabilities	4	13	12	8	10
Total Liabilities	**173**	**450**	**1,208**	**6,733**	**8,980**
Total Net Assets	**$40,710**	**$316,261**	**$354,803**	**$233,621**	**$297,817**
NET ASSETS					
Capital paid in (shares authorized – unlimited)	$37,102	$252,772	$316,289	$222,504	$288,255
Undistributed (distributions in excess of) net investment income	440	(1,261)	(1,773)	502	1,460
Accumulated net realized gain (loss)	(1,758)	12,804	8,816	8,438	7,620
Net unrealized appreciation	4,926	51,946	31,471	2,177	482
Total Net Assets	**$40,710**	**$316,261**	**$354,803**	**$233,621**	**$297,817**
CAPITAL SHARES OUTSTANDING	5,319	19,027	36,693	16,267	54,726
NET ASSET VALUE PER SHARE	$7.65	$16.62	$9.67	$14.36	$5.44
+COST					
Investments in unaffiliated securities at cost	$35,294	$261,485	$324,457	$236,870	$304,645
Written options premiums received at cost	7	184	—	—	449

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive	Pathfinder Conservative	Pathfinder Moderate	Pathfinder Moderately Aggressive	Pathfinder Moderately Conservative	Asset Strategy	Balanced
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ —	$ —	$ —	$ —	$15,522	$ 2,113
Dividends from affiliated securities	663	1,267	6,849	8,158	2,655	—	—
Foreign dividend withholding tax	—	—	—	—	—	(890)	(47)
Interest and amortization from unaffiliated securities	—*	—*	—*	—*	—*	3,219	1,949
Total Investment Income	663	1,267	6,849	8,158	2,655	17,851	4,015
EXPENSES							
Investment management fee	—	—	—	—	—	4,418	1,250
Service fee	—	—	—	—	—	1,604	447
Shareholder servicing	—*	—*	2	3	1	6	1
Custodian fees	2	1	1	1	1	118	8
Trustees and Chief Compliance Officer fees	3	3	22	28	7	58	24
Accounting services fee	12	13	56	69	26	124	59
Professional fees	11	12	22	24	14	57	24
Other	3	5	29	41	10	48	12
Total Expenses	31	34	132	166	59	6,433	1,825
Less:							
Expenses in excess of limit	—	—	—	—	—	(50)	—
Total Net Expenses	31	34	132	166	59	6,383	1,825
Net Investment Income	632	1,233	6,717	7,992	2,596	11,468	2,190
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	—	—	—	—	11,103	13,772
Investments in affiliated securities	793	1,147	5,064	6,493	2,200	—	—
Distributions of realized capital gains from affiliated securities	2,731	1,591	18,490	26,764	5,294	—	—
Futures contracts	—	—	—	—	—	(3,211)	—
Written options	—	—	—	—	—	7,154	—
Forward foreign currency contracts	—	—	—	—	—	7,014	—
Foreign currency exchange transactions	—	—	—	—	—	(90)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—	—	—	—	—	43,947	7,446
Investments in affiliated securities	(1,000)	(997)	(6,176)	(8,830)	(2,541)	—	—
Written options	—	—	—	—	—	2,031	—
Forward foreign currency contracts	—	—	—	—	—	(5,392)	—
Foreign currency exchange transactions	—	—	—	—	—	(17)	—
Net Realized and Unrealized Gain	2,524	1,741	17,378	24,427	4,953	62,539	21,218
Net Increase in Net Assets Resulting from Operations	$ 3,156	$2,974	$24,095	$32,419	$ 7,549	$74,007	$23,408

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Bond	Core Equity	Dividend Opportunities	Energy	Global Bond	Global Natural Resources	Growth
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 2,575	$ 4,931	$ 351	$ 1	$ 1,419	$ 4,465
Foreign dividend withholding tax	—	(31)	(24)	(7)	—*	(66)	—
Interest and amortization from unaffiliated securities	10,347	2	14	3	166	43	27
Foreign interest withholding tax	—	—	—	—	—	—*	—
Total Investment Income	10,347	2,546	4,921	347	167	1,396	4,492
EXPENSES							
Investment management fee	1,409	1,367	1,272	280	27	946	3,445
Service fee	741	488	455	82	11	237	1,232
Shareholder servicing	2	2	1	—*	—*	2	4
Custodian fees	12	10	10	7	2	38	17
Trustees and Chief Compliance Officer fees	31	37	14	3	—*	8	65
Accounting services fee	78	61	58	21	—*	36	116
Professional fees	31	21	19	14	19	25	33
Other	26	15	15	5	2	11	28
Total Expenses	2,330	2,001	1,844	412	61	1,303	4,940
Less:							
Expenses in excess of limit	—	(98)	—	—	(27)	—	(145)
Total Net Expenses	2,330	1,903	1,844	412	34	1,303	4,795
Net Investment Income (Loss)	8,017	643	3,077	(65)	133	93	(303)
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	6,925	16,713	(1,210)	(1,062)	36	(4,073)	30,158
Futures contracts	—	—	—	—	—	343	—
Written options	—	—	—	—	—	—*	—
Forward foreign currency contracts	—	—	—	—	28	29	—
Foreign currency exchange transactions	—	—	—	—*	—*	(91)	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	2,556	21,242	24,227	(4,263)	4	(10,429)	32,348
Futures contracts	—	—	—	—	—	(613)	—
Forward foreign currency contracts	—	—	—	—	7	10	—
Foreign currency exchange transactions	—	(1)	—	—*	—*	19	—
Net Realized and Unrealized Gain (Loss)	9,481	37,954	23,017	(5,325)	75	(14,805)	62,506
Net Increase (Decrease) in Net Assets Resulting from Operations	$17,498	$38,597	$26,094	$(5,390)	$208	$(14,712)	$62,203

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	High Income	International Core Equity	International Growth	Limited-Term Bond	Micro Cap Growth	Mid Cap Growth	Money Market
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 69	$ 10,774	$ 4,924	$ —	$ 35	$ 574	$ —
Foreign dividend withholding tax	—	(922)	(426)	—	(1)	—	—
Interest and amortization from unaffiliated securities	13,382	12	27	2,791	1	4	357
Total Investment Income	13,451	9,864	4,525	2,791	35	578	357
EXPENSES							
Investment management fee	960	2,334	1,217	658	238	827	449
Service fee	384	686	358	329	63	243	—
Shareholder servicing	1	2	1	1	—*	1	1
Custodian fees	10	70	27	6	7	8	6
Trustees and Chief Compliance Officer fees	15	28	16	9	3	7	11
Accounting services fee	47	72	46	45	17	36	43
Professional fees	32	41	28	24	13	17	17
Other	12	30	15	14	2	9	12
Total Expenses	1,461	3,263	1,708	1,086	343	1,148	539
Less:							
Expenses in excess of limit	(77)	—	(43)	(18)	—	(19)	(204)
Total Net Expenses	1,384	3,263	1,665	1,068	343	1,129	335
Net Investment Income (Loss)	12,067	6,601	2,860	1,723	(308)	(551)	22
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	2,258	(17,490)	(816)	(9)	1,248	10,114	1
Written options	—	—	—	—	—	(273)	—
Swap agreements	—	—	316	—	—	—	—
Forward foreign currency contracts	739	804	2,722	—	—	—	—
Foreign currency exchange transactions	387	(126)	(34)	—	—	—*	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	12,346	17,424	10,923	2,810	4,467	(1,464)	—
Written options	—	—	—	—	—	(157)	—
Swap agreements	—	—	426	—	—	—	—
Forward foreign currency contracts	(547)	(127)	(1,254)	—	—	—	—
Foreign currency exchange transactions	5	(3)	(61)	—	—	—*	—
Net Realized and Unrealized Gain	15,188	482	12,222	2,801	5,715	8,220	1
Net Increase in Net Assets Resulting from Operations	$27,255	$ 7,083	$15,082	$4,524	$5,407	$ 7,669	$ 23

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Real Estate Securities	Science and Technology	Small Cap Growth	Small Cap Value	Value
INVESTMENT INCOME					
Dividends from unaffiliated securities	$ 645	$ 549	$ 407	$ 1,735	$ 3,319
Foreign dividend withholding tax	(3)	(21)	(10)	—	(12)
Interest and amortization from unaffiliated securities	—*	62	16	24	10
Total Investment Income	642	590	413	1,759	3,317
EXPENSES					
Investment management fee	181	1,327	1,580	1,003	1,056
Service fee	50	390	465	295	377
Shareholder servicing	—*	2	1	1	1
Custodian fees	7	21	8	6	9
Trustees and Chief Compliance Officer fees	2	19	26	11	17
Accounting services fee	14	47	62	43	47
Professional fees	21	23	22	20	23
Other	2	14	13	11	17
Total Expenses	277	1,843	2,177	1,390	1,547
Less:					
Expenses in excess of limit	—	(31)	(37)	—	(15)
Total Net Expenses	277	1,812	2,140	1,390	1,532
Net Investment Income (Loss)	365	(1,222)	(1,727)	369	1,785
REALIZED AND UNREALIZED GAIN (LOSS)					
Net realized gain (loss) on:					
Investments in unaffiliated securities	2,767	14,943	8,985	8,455	6,585
Written options	22	169	—	—	251
Foreign currency exchange transactions	—*	(4)	—	—	—
Net change in unrealized appreciation (depreciation) on:					
Investments in unaffiliated securities	2,137	34,146	14,060	5,340	15,369
Written options	(2)	(22)	—	—	(77)
Foreign currency exchange transactions	—*	—*	—	—	—
Net Realized and Unrealized Gain	4,924	49,232	23,045	13,795	22,128
Net Increase in Net Assets Resulting from Operations	$5,289	$48,010	$21,318	$14,164	$23,913

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Pathfinder Aggressive		Pathfinder Conservative		Pathfinder Moderate	
	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 632	$ 590	$ 1,233	$ 887	$ 6,717	$ 6,025
Net realized gain on investments	3,524	3,127	2,738	2,848	23,554	18,085
Net change in unrealized depreciation	(1,000)	(6,554)	(997)	(2,966)	(6,176)	(32,602)
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,156**	**(2,837)**	**2,974**	**769**	**24,095**	**(8,492)**
Distributions to Shareholders From:						
Net investment income	(625)	(860)	(900)	(921)	(6,228)	(5,439)
Net realized gains	(3,093)	(1,714)	(2,835)	(1,494)	(17,889)	(7,722)
Total Distributions to Shareholders	**(3,718)**	**(2,574)**	**(3,735)**	**(2,415)**	**(24,117)**	**(13,161)**
Capital Share Transactions	**2,548**	**(1,034)**	**12,851**	**18,872**	**72,828**	**142,770**
Net Increase (Decrease) in Net Assets	**1,986**	**(6,445)**	**12,090**	**17,226**	**72,806**	**121,117**
Net Assets, Beginning of Period	65,469	71,914	88,398	71,172	582,369	461,252
Net Assets, End of Period	$ 67,455	$ 65,469	$100,488	$ 88,398	$ 655,175	$ 582,369
Undistributed net investment income	$ 629	$ 622	$ 1,230	$ 898	$ 6,696	$ 6,208

(In thousands)	Pathfinder Moderately Aggressive		Pathfinder Moderately Conservative		Asset Strategy	
	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 7,992	$ 6,021	$ 2,596	$ 1,916	$ 11,468	$ 8,099
Net realized gain on investments	33,257	21,072	7,494	6,164	21,970	32,999
Net change in unrealized appreciation (depreciation)	(8,830)	(49,794)	(2,541)	(8,303)	40,569	(135,476)
Net Increase (Decrease) in Net Assets Resulting from Operations	**32,419**	**(22,701)**	**7,549**	**(223)**	**74,007**	**(94,378)**
Distributions to Shareholders From:						
Net investment income	(6,325)	(4,989)	(1,979)	(1,857)	(14,571)	(13,548)
Net realized gains	(20,769)	(8,937)	(6,092)	(2,809)	—	—
Total Distributions to Shareholders	**(27,094)**	**(13,926)**	**(8,071)**	**(4,666)**	**(14,571)**	**(13,548)**
Capital Share Transactions	**82,429**	**258,708**	**23,740**	**47,692**	**(27,730)**	**9,272**
Net Increase (Decrease) in Net Assets	**87,754**	**222,081**	**23,218**	**42,803**	**31,706**	**(98,654)**
Net Assets, Beginning of Period	723,224	501,143	193,686	150,883	1,196,696	1,295,350
Net Assets, End of Period	$810,978	$723,224	$216,904	$193,686	$1,228,402	$1,196,696
Undistributed net investment income	$ 7,975	$ 6,308	$ 2,588	$ 1,972	$ 9,193	$ 12,386

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

(In thousands)	Balanced		Bond		Core Equity	
	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 2,190	$ 5,293	$ 8,017	$ 17,128	$ 643	$ 2,339
Net realized gain on investments	13,772	19,494	6,925	8,936	16,713	39,376
Net change in unrealized appreciation (depreciation)	7,446	(12,473)	2,556	14,308	21,241	(33,834)
Net Increase in Net Assets Resulting from Operations	**23,408**	**12,314**	**17,498**	**40,372**	**38,597**	**7,881**
Distributions to Shareholders From:						
Net investment income	(5,325)	(5,478)	(18,510)	(14,862)	(2,301)	(1,489)
Net realized gains	(19,283)	(28,863)	(4,695)	(3,670)	(38,524)	(13,328)
Total Distributions to Shareholders	**(24,608)**	**(34,341)**	**(23,205)**	**(18,532)**	**(40,825)**	**(14,817)**
Capital Share Transactions	**9,355**	**(8,189)**	**(39,758)**	**110,535**	**10,121**	**(45,992)**
Net Increase (Decrease) in Net Assets	**8,155**	**(30,216)**	**(45,465)**	**132,375**	**7,893**	**(52,928)**
Net Assets, Beginning of Period	344,841	375,057	639,941	507,566	375,684	428,612
Net Assets, End of Period	$352,996	$344,841	$594,476	$639,941	$383,577	$375,684
Undistributed net investment income	$ 2,142	$ 5,277	$ 7,975	$ 18,468	$ 522	$ 2,180

(In thousands)	Dividend Opportunities		Energy		Global Bond	
	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,077	$ 4,037	$ (65)	$ (215)	$ 133	$ 171
Net realized gain (loss) on investments	(1,210)	12,660	(1,062)	(715)	64	(59)
Net change in unrealized appreciation (depreciation)	24,227	(30,675)	(4,263)	(6,013)	11	(128)
Net Increase (Decrease) in Net Assets Resulting from Operations	**26,094**	**(13,978)**	**(5,390)**	**(6,943)**	**208**	**(16)**
Distributions to Shareholders From:						
Net investment income	(4,039)	(3,119)	—	—	(19)	(183)
Net realized gains	—	—	—	—	—	—
Total Distributions to Shareholders	**(4,039)**	**(3,119)**	**—**	**—**	**(19)**	**(183)**
Capital Share Transactions	**9,196**	**63,485**	**5,495**	**24,767**	**2,929**	**2,208**
Net Increase in Net Assets	**31,251**	**46,388**	**105**	**17,824**	**3,118**	**2,009**
Net Assets, Beginning of Period	342,793	296,405	62,195	44,371	7,004	4,995
Net Assets, End of Period	$374,044	$342,793	$ 62,300	$ 62,195	$ 10,122	$ 7,004
Undistributed (distributions in excess of) net investment income	$ 3,058	$ 4,020	$ (53)	$ 13	$ 107	$ (6)

See Accompanying Notes to Financial Statements.

(In thousands)	Global Natural Resources		Growth		High Income	
	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 93	$ (313)	$ (303)	$ 621	$ 12,067	$ 20,934
Net realized gain (loss) on investments	(3,792)	21,955	30,158	73,560	3,384	8,382
Net change in unrealized appreciation (depreciation)	(11,013)	(73,490)	32,348	(54,198)	11,804	(16,372)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(14,712)**	**(51,848)**	**62,203**	**19,983**	**27,255**	**12,944**
Distributions to Shareholders From:						
Net investment income	—	—	(613)	(3,556)	(21,218)	(18,585)
Net realized gains	(10,947)	—	(72,631)	(32,423)	—	—
Total Distributions to Shareholders	**(10,947)**	**—**	**(73,244)**	**(35,979)**	**(21,218)**	**(18,585)**
Capital Share Transactions	**14,110**	**(446)**	**127,473**	**(42,149)**	**58,752**	**35,176**
Net Increase (Decrease) in Net Assets	**(11,549)**	**(52,294)**	**116,432**	**(58,145)**	**64,789**	**29,535**
Net Assets, Beginning of Period	183,632	235,926	858,894	917,039	272,336	242,801
Net Assets, End of Period	$172,083	$ 183,632	$975,326	$858,894	$337,125	$272,336
Undistributed (distributions in excess of) net investment income	$ (299)	$ (296)	$ (435)	$ 481	$ 11,865	$ 20,759

(In thousands)	International Core Equity		International Growth		Limited-Term Bond	
	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 6,601	$ 11,023	$ 2,860	$ 5,515	$ 1,723	$ 2,456
Net realized gain (loss) on investments	(16,812)	30,432	2,188	18,887	(9)	(317)
Net change in unrealized appreciation (depreciation)	17,294	(121,964)	10,034	(49,576)	2,810	3,855
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,083**	**(80,509)**	**15,082**	**(25,174)**	**4,524**	**5,994**
Distributions to Shareholders From:						
Net investment income	(12,828)	(8,611)	(5,714)	(1,401)	(96)	(3,627)
Net realized gains	(4,653)	—	(18,661)	—	—	—
Total Distributions to Shareholders	**(17,481)**	**(8,611)**	**(24,375)**	**(1,401)**	**(96)**	**(3,627)**
Capital Share Transactions	**23,837**	**30,382**	**29,239**	**(38,321)**	**32,538**	**96,731**
Net Increase (Decrease) in Net Assets	**13,439**	**(58,738)**	**19,946**	**(64,896)**	**36,966**	**99,098**
Net Assets, Beginning of Period	521,447	580,185	266,418	331,314	241,402	142,304
Net Assets, End of Period	$534,886	$ 521,447	$286,364	$266,418	$278,368	$241,402
Undistributed net investment income	$ 6,434	$ 12,787	$ 2,796	$ 5,684	$ 1,638	$ 11

See Accompanying Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS
Ivy Funds VIP

(In thousands)	Micro Cap Growth Six months ended 6-30-12 (Unaudited)	Micro Cap Growth Year ended 12-31-11	Mid Cap Growth Six months ended 6-30-12 (Unaudited)	Mid Cap Growth Year ended 12-31-11	Money Market Six months ended 6-30-12 (Unaudited)	Money Market Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (308)	$ (609)	$ (551)	$ (499)	$ 22	$ 41
Net realized gain on investments	1,248	4,398	9,841	20,400	1	11
Net change in unrealized appreciation (depreciation)	4,467	(7,362)	(1,621)	(21,950)	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,407**	**(3,573)**	**7,669**	**(2,049)**	**23**	**52**
Distributions to Shareholders From:						
Net investment income	—	—	—	(9)	(22)	(41)
Net realized gains	(3,948)	—	(19,854)	(5,204)	—	—
Total Distributions to Shareholders	**(3,948)**	**—**	**(19,854)**	**(5,213)**	**(22)**	**(41)**
Capital Share Transactions	**1,886**	**(5,006)**	**41,395**	**37,782**	**7,156**	**45,252**
Net Increase (Decrease) in Net Assets	**3,345**	**(8,579)**	**29,210**	**30,520**	**7,157**	**45,263**
Net Assets, Beginning of Period	**46,232**	**54,811**	**172,710**	**142,190**	**223,196**	**177,933**
Net Assets, End of Period	**$49,577**	**$46,232**	**$201,920**	**$172,710**	**$230,353**	**$223,196**
Distributions in excess of net investment income	$ (445)	$ (137)	$ (555)	$ (5)	$ —	$ —

(In thousands)	Real Estate Securities Six months ended 6-30-12 (Unaudited)	Real Estate Securities Year ended 12-31-11	Science and Technology Six months ended 6-30-12 (Unaudited)	Science and Technology Year ended 12-31-11	Small Cap Growth Six months ended 6-30-12 (Unaudited)	Small Cap Growth Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 365	$ 348	$ (1,222)	$ (2,483)	$ (1,727)	$ (3,753)
Net realized gain on investments	2,789	1,766	15,108	22,636	8,985	15,588
Net change in unrealized appreciation (depreciation)	2,135	(207)	34,124	(37,597)	14,060	(51,978)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,289**	**1,907**	**48,010**	**(17,444)**	**21,318**	**(40,143)**
Distributions to Shareholders From:						
Net investment income	(293)	(308)	—	—	—	—
Net realized gains	—	—	(22,380)	(11,548)	(8,258)	(3,358)
Total Distributions to Shareholders	**(293)**	**(308)**	**(22,380)**	**(11,548)**	**(8,258)**	**(3,358)**
Capital Share Transactions	**(2,936)**	**(2,720)**	**11,802**	**(18,299)**	**(8,401)**	**(25,692)**
Net Increase (Decrease) in Net Assets	**2,060**	**(1,121)**	**37,432**	**(47,291)**	**4,659**	**(69,193)**
Net Assets, Beginning of Period	**38,650**	**39,771**	**278,829**	**326,120**	**350,144**	**419,337**
Net Assets, End of Period	**$40,710**	**$38,650**	**$316,261**	**$278,829**	**$354,803**	**$350,144**
Undistributed (distributions in excess of) net investment income	$ 440	$ 368	$ (1,261)	$ (35)	$ (1,773)	$ (46)

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

(In thousands)	Small Cap Value		Value	
	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11	Six months ended 6-30-12 (Unaudited)	Year ended 12-31-11
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 369	$ 1,156	$ 1,785	$ 3,138
Net realized gain on investments	8,455	19,150	6,836	29,626
Net change in unrealized appreciation (depreciation)	5,340	(50,161)	15,292	(54,287)
Net Increase (Decrease) in Net Assets Resulting from Operations	**14,164**	**(29,855)**	**23,913**	**(21,523)**
Distributions to Shareholders From:				
Net investment income	(1,053)	(1,076)	(4,011)	(2,231)
Net realized gains	(15,410)	—	(24,624)	—
Total Distributions to Shareholders	**(16,463)**	**(1,076)**	**(28,635)**	**(2,231)**
Capital Share Transactions	**8,288**	**14,526**	**15,750**	**(5,856)**
Net Increase (Decrease) in Net Assets	**5,989**	**(16,405)**	**11,028**	**(29,610)**
Net Assets, Beginning of Period	**227,632**	**244,037**	**286,789**	**316,399**
Net Assets, End of Period	**$233,621**	**$227,632**	**$297,817**	**$286,789**
Undistributed net investment income	$ 502	$ 1,186	$ 1,460	$ 3,686

See Accompanying Notes to Financial Statements.

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	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Pathfinder Aggressive							
Six-month period ended 6-30-2012							
(unaudited)	$ 4.77	$0.05[3]	$ 0.17	$ 0.22	$(0.05)	$(0.23)	$(0.28)
Year ended 12-31-2011	5.16	0.04[3]	(0.24)	(0.20)	(0.06)	(0.13)	(0.19)
Year ended 12-31-2010	4.63	0.06	0.63	0.69	(0.05)	(0.11)	(0.16)
Year ended 12-31-2009	3.81	0.05	0.83	0.88	(0.02)	(0.04)	(0.06)
Year ended 12-31-2008[5]	5.00	0.01	(1.20)	(1.19)	—	—	—
Pathfinder Conservative							
Six-month period ended 6-30-2012							
(unaudited)	5.18	0.07[3]	0.10	0.17	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.32	0.06[3]	(0.02)	0.04	(0.07)	(0.11)	(0.18)
Year ended 12-31-2010	5.02	0.06	0.39	0.45	(0.05)	(0.10)	(0.15)
Year ended 12-31-2009	4.45	0.06	0.52	0.58	—*	(0.01)	(0.01)
Year ended 12-31-2008[6]	5.00	0.00	(0.55)	(0.55)	—	—	—
Pathfinder Moderate							
Six-month period ended 6-30-2012							
(unaudited)	5.06	0.06[3]	0.15	0.21	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.27	0.06[3]	(0.13)	(0.07)	(0.06)	(0.08)	(0.14)
Year ended 12-31-2010	4.76	0.06	0.53	0.59	(0.03)	(0.05)	(0.08)
Year ended 12-31-2009	4.06	0.03	0.70	0.73	(0.01)	(0.02)	(0.03)
Year ended 12-31-2008[5]	5.00	0.01	(0.95)	(0.94)	—	—	—
Pathfinder Moderately Aggressive							
Six-month period ended 6-30-2012							
(unaudited)	5.09	0.05[3]	0.18	0.23	(0.04)	(0.14)	(0.18)
Year ended 12-31-2011	5.37	0.05[3]	(0.21)	(0.16)	(0.04)	(0.08)	(0.12)
Year ended 12-31-2010	4.80	0.05	0.63	0.68	(0.04)	(0.07)	(0.11)
Year ended 12-31-2009	4.01	0.04	0.78	0.82	(0.01)	(0.02)	(0.03)
Year ended 12-31-2008[5]	5.00	0.01	(1.00)	(0.99)	—	—	—
Pathfinder Moderately Conservative							
Six-month period ended 6-30-2012							
(unaudited)	5.19	0.07[3]	0.13	0.20	(0.05)	(0.15)	(0.20)
Year ended 12-31-2011	5.34	0.06[3]	(0.06)	0.00	(0.06)	(0.09)	(0.15)
Year ended 12-31-2010	4.94	0.06	0.47	0.53	(0.05)	(0.08)	(0.13)
Year ended 12-31-2009	4.31	0.05	0.60	0.65	(0.01)	(0.01)	(0.02)
Year ended 12-31-2008[7]	5.00	0.01	(0.70)	(0.69)	—	—	—
Asset Strategy							
Six-month period ended 6-30-2012							
(unaudited)	9.11	0.09[3]	0.45	0.54	(0.11)	—	(0.11)
Year ended 12-31-2011	9.91	0.06[3]	(0.76)	(0.70)	(0.10)	—	(0.10)
Year ended 12-31-2010	9.23	0.09	0.69	0.78	(0.10)	—	(0.10)
Year ended 12-31-2009	8.27	0.08	1.82	1.90	(0.03)	(0.91)	(0.94)
Year ended 12-31-2008	12.32	0.10	(3.29)	(3.19)	(0.05)	(0.81)	(0.86)
Year ended 12-31-2007	9.00	0.09	3.85	3.94	(0.07)	(0.55)	(0.62)
Balanced							
Six-month period ended 6-30-2012							
(unaudited)	9.01	0.06[3]	0.55	0.61	(0.14)	(0.52)	(0.66)
Year ended 12-31-2011	9.59	0.14[3]	0.20	0.34	(0.15)	(0.77)	(0.92)
Year ended 12-31-2010	8.48	0.15	1.26	1.41	(0.17)	(0.13)	(0.30)
Year ended 12-31-2009	7.70	0.17	0.82	0.99	(0.16)	(0.05)	(0.21)
Year ended 12-31-2008	9.76	0.15	(2.20)	(2.05)	(0.01)	—*	(0.01)
Year ended 12-31-2007	8.71	0.14	1.05	1.19	(0.14)	—*	(0.14)

*Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from March 4, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(6) For the period from March 13, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

(7) For the period from March 12, 2008 (commencement of operations of the Portfolio) through December 31, 2008.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Pathfinder Aggressive								
Six-month period ended 6-30-2012 (unaudited)	$ 4.71	4.81%	$ 67	0.09%[4]	1.85%[4]	—%	—%	12%
Year ended 12-31-2011	4.77	-4.15	65	0.07	0.85	—	—	18
Year ended 12-31-2010	5.16	15.53	72	0.08	1.35	—	—	24
Year ended 12-31-2009	4.63	23.32	61	0.10	1.40	—	—	22
Year ended 12-31-2008[5]	3.81	-23.82	43	0.10[4]	0.44[4]	—	—	3
Pathfinder Conservative								
Six-month period ended 6-30-2012 (unaudited)	5.15	3.39	100	0.07[4]	2.58[4]	—	—	10
Year ended 12-31-2011	5.18	0.75	88	0.07	1.17	—	—	24
Year ended 12-31-2010	5.32	9.38	71	0.08	1.65	—	—	26
Year ended 12-31-2009	5.02	12.95	44	0.12	1.66	—	—	27
Year ended 12-31-2008[6]	4.45	-10.94	12	0.39[4]	0.45[4]	—	—	2
Pathfinder Moderate								
Six-month period ended 6-30-2012 (unaudited)	5.07	4.18	655	0.04[4]	2.13[4]	—	—	6
Year ended 12-31-2011	5.06	-1.46	582	0.04	1.15	—	—	16
Year ended 12-31-2010	5.27	12.63	461	0.04	1.52	—	—	18
Year ended 12-31-2009	4.76	17.95	270	0.06	1.35	—	—	18
Year ended 12-31-2008[5]	4.06	-18.74	78	0.09[4]	0.64[4]	—	—	—
Pathfinder Moderately Aggressive								
Six-month period ended 6-30-2012 (unaudited)	5.14	4.53	811	0.04[4]	2.05[4]	—	—	7
Year ended 12-31-2011	5.09	-3.02	723	0.04	0.97	—	—	14
Year ended 12-31-2010	5.37	14.46	501	0.04	1.35	—	—	23
Year ended 12-31-2009	4.80	20.70	302	0.06	1.35	—	—	19
Year ended 12-31-2008[5]	4.01	-19.72	116	0.07[4]	0.61[4]	—	—	—
Pathfinder Moderately Conservative								
Six-month period ended 6-30-2012 (unaudited)	5.19	3.90	217	0.06[4]	2.50[4]	—	—	8
Year ended 12-31-2011	5.19	0.00	194	0.05	1.12	—	—	18
Year ended 12-31-2010	5.34	10.97	151	0.06	1.60	—	—	21
Year ended 12-31-2009	4.94	15.12	92	0.09	1.56	—	—	28
Year ended 12-31-2008[7]	4.31	-13.80	32	0.18[4]	0.63[4]	—	—	—
Asset Strategy								
Six-month period ended 6-30-2012 (unaudited)	9.54	6.04	1,228	1.00[4]	1.79[4]	1.00[4]	1.79[4]	34
Year ended 12-31-2011	9.11	-7.21	1,197	0.99	0.62	1.00	0.61	57
Year ended 12-31-2010	9.91	8.68	1,295	1.02	1.07	1.03	1.06	104
Year ended 12-31-2009	9.23	25.04	1,095	1.05	1.17	1.06	1.16	113
Year ended 12-31-2008	8.27	-25.79	678	1.04	1.02	1.05	1.01	190
Year ended 12-31-2007	12.32	44.11	913	1.03	0.96	1.04	0.95	98
Balanced								
Six-month period ended 6-30-2012 (unaudited)	8.96	6.84	353	1.02[4]	1.23[4]	—	—	20
Year ended 12-31-2011	9.01	3.31	345	1.01	1.46	—	—	32
Year ended 12-31-2010	9.59	17.11	375	1.01	1.52	—	—	48
Year ended 12-31-2009	8.48	13.23	361	1.03	1.95	—	—	46
Year ended 12-31-2008	7.70	-21.00	378	1.01	1.53	—	—	19
Year ended 12-31-2007	9.76	13.67	559	1.01	1.40	—	—	8

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Bond							
Six-month period ended 6-30-2012							
(unaudited)	$ 5.80	$ 0.08[3]	$ 0.09	$ 0.17	$(0.18)	$(0.05)	$(0.23)
Year ended 12-31-2011	5.60	0.17[3]	0.22	0.39	(0.15)	(0.04)	(0.19)
Year ended 12-31-2010	5.50	0.12	0.20	0.32	(0.22)	—	(0.22)
Year ended 12-31-2009	5.34	0.15	0.22	0.37	(0.21)	—	(0.21)
Year ended 12-31-2008	5.33	0.22	(0.20)	0.02	(0.01)	—	(0.01)
Year ended 12-31-2007	5.28	0.24	0.05	0.29	(0.24)	—	(0.24)
Core Equity							
Six-month period ended 6-30-2012							
(unaudited)	11.70	0.02[3]	1.16	1.18	(0.08)	(1.27)	(1.35)
Year ended 12-31-2011	11.91	0.07[3]	0.15	0.22	(0.04)	(0.39)	(0.43)
Year ended 12-31-2010	9.95	0.04	2.02	2.06	(0.10)	—	(0.10)
Year ended 12-31-2009	8.11	0.10	1.83	1.93	(0.09)	—	(0.09)
Year ended 12-31-2008	12.96	0.08	(4.60)	(4.52)	(0.02)	(0.31)	(0.33)
Year ended 12-31-2007	12.55	0.10	1.66	1.76	(0.09)	(1.26)	(1.35)
Dividend Opportunities							
Six-month period ended 6-30-2012							
(unaudited)	6.47	0.06[3]	0.45	0.51	(0.08)	—	(0.08)
Year ended 12-31-2011	6.86	0.09[3]	(0.41)	(0.32)	(0.07)	—	(0.07)
Year ended 12-31-2010	5.96	0.07	0.90	0.97	(0.07)	—	(0.07)
Year ended 12-31-2009	5.11	0.06	0.84	0.90	(0.05)	—	(0.05)
Year ended 12-31-2008	8.00	0.04	(2.91)	(2.87)	(0.01)	(0.01)	(0.02)
Year ended 12-31-2007	6.97	0.09	1.07	1.16	(0.07)	(0.06)	(0.13)
Energy							
Six-month period ended 6-30-2012							
(unaudited)	5.81	(0.01)[3]	(0.43)	(0.44)	—	—	—
Year ended 12-31-2011	6.39	(0.02)[3]	(0.56)	(0.58)	—	—	—
Year ended 12-31-2010	5.26	(0.01)	1.16	1.15	(0.02)	—	(0.02)
Year ended 12-31-2009	3.74	0.02	1.50	1.52	—	—	—
Year ended 12-31-2008	6.97	(0.01)	(3.21)	(3.22)	—*	(0.01)	(0.01)
Year ended 12-31-2007	4.64	0.02	2.35	2.37	(0.02)	(0.02)	(0.04)
Global Bond							
Six-month period ended 6-30-2012							
(unaudited)	4.90	0.08[3]	0.06	0.14	(0.01)	—	(0.01)
Year ended 12-31-2011	5.00	0.12[3]	(0.12)	0.00	(0.10)	—	(0.10)
Year ended 12-31-2010[5]	5.00	0.00	0.00	0.00	—	—	—
Global Natural Resources							
Six-month period ended 6-30-2012							
(unaudited)	5.29	0.00*[3]	(0.42)	(0.42)	—	(0.31)	(0.31)
Year ended 12-31-2011	6.73	(0.01)[3]	(1.43)	(1.44)	—	—	—
Year ended 12-31-2010	5.75	(0.02)	1.00	0.98	—	—	—
Year ended 12-31-2009	3.31	(0.02)	2.46	2.44	—	—	—
Year ended 12-31-2008	10.08	0.01	(6.23)	(6.22)	(0.11)	(0.44)	(0.55)
Year ended 12-31-2007	7.57	0.01	3.28	3.29	—*	(0.78)	(0.78)
Growth							
Six-month period ended 6-30-2012							
(unaudited)	10.19	0.00*[3]	0.71	0.71	(0.01)	(0.80)	(0.81)
Year ended 12-31-2011	10.38	0.01[3]	0.22	0.23	(0.04)	(0.38)	(0.42)
Year ended 12-31-2010	9.28	0.04	1.12	1.16	(0.06)	—	(0.06)
Year ended 12-31-2009	7.55	0.06	1.93	1.99	(0.03)	(0.23)	(0.26)
Year ended 12-31-2008	12.02	0.03	(4.39)	(4.36)	—	(0.11)	(0.11)
Year ended 12-31-2007	9.78	0.00	2.52	2.52	—*	(0.28)	(0.28)

*Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Bond								
Six-month period ended 6-30-2012 (unaudited)	$ 5.74	2.88%	$ 594	0.79%[4]	2.71%[4]	—%	—%	24%
Year ended 12-31-2011	5.80	7.31	640	0.77	3.02	—	—	65
Year ended 12-31-2010	5.60	6.04	508	0.78	2.25	—	—	49
Year ended 12-31-2009	5.50	7.16	471	0.80	3.56	—	—	30
Year ended 12-31-2008	5.34	0.31	334	0.79	4.38	—	—	29
Year ended 12-31-2007	5.33	5.67	296	0.82	4.57	0.85	4.54	42
Core Equity								
Six-month period ended 6-30-2012 (unaudited)	11.53	10.47	384	0.97[4]	0.33[4]	1.02[4]	0.28[4]	26
Year ended 12-31-2011	11.70	1.66	376	0.96	0.57	1.01	0.52	70
Year ended 12-31-2010	11.91	20.89	429	0.96	0.33	1.01	0.28	100
Year ended 12-31-2009	9.95	24.02	415	0.98	1.01	1.03	0.96	101
Year ended 12-31-2008	8.11	-34.77	402	0.96	0.68	1.01	0.63	105
Year ended 12-31-2007	12.96	14.03	746	0.96	0.68	1.01	0.63	83
Dividend Opportunities								
Six-month period ended 6-30-2012 (unaudited)	6.90	7.74	374	1.01[4]	1.70[4]	—	—	21
Year ended 12-31-2011	6.47	-4.69	343	1.00	1.30	—	—	45
Year ended 12-31-2010	6.86	16.37	296	1.02	1.37	—	—	44
Year ended 12-31-2009	5.96	17.88	201	1.05	1.48	—	—	31
Year ended 12-31-2008	5.11	-35.91	123	1.07	0.92	—	—	35
Year ended 12-31-2007	8.00	16.72	121	1.04	1.29	—	—	17
Energy								
Six-month period ended 6-30-2012 (unaudited)	5.37	-7.58	62	1.25[4]	-0.20[4]	—	—	19
Year ended 12-31-2011	5.81	-9.08	62	1.24	-0.36	—	—	14
Year ended 12-31-2010	6.39	21.96	44	1.28	-0.25	—	—	27
Year ended 12-31-2009	5.26	40.48	31	1.01	0.35	1.33	0.03	15
Year ended 12-31-2008	3.74	-46.15	20	1.14	-0.15	1.31	-0.32	10
Year ended 12-31-2007	6.97	51.30	26	0.52	0.78	1.32	-0.02	13
Global Bond								
Six-month period ended 6-30-2012 (unaudited)	5.03	2.93	10	0.80[4]	3.09[4]	1.42[4]	2.47[4]	14
Year ended 12-31-2011	4.90	0.08	7	0.81	2.45	1.43	1.83	46
Year ended 12-31-2010[5]	5.00	-0.10	5	0.90[4]	0.09[4]	1.52[4]	-0.53[4]	28
Global Natural Resources								
Six-month period ended 6-30-2012 (unaudited)	4.56	-7.77	172	1.38[4]	0.10[4]	—	—	52
Year ended 12-31-2011	5.29	-21.45	184	1.37	-0.14	—	—	100
Year ended 12-31-2010	6.73	17.06	236	1.37	-0.31	—	—	117
Year ended 12-31-2009	5.75	73.64	192	1.45	-0.56	—	—	101
Year ended 12-31-2008	3.31	-61.46	69	1.43	-0.08	—	—	206
Year ended 12-31-2007	10.08	43.50	165	1.38	0.20	—	—	122
Growth								
Six-month period ended 6-30-2012 (unaudited)	10.09	7.02	975	0.97[4]	-0.06[4]	1.00[4]	-0.09[4]	21
Year ended 12-31-2011	10.19	2.12	859	0.97	0.07	1.00	0.04	42
Year ended 12-31-2010	10.38	12.58	917	0.97	0.42	1.00	0.39	64
Year ended 12-31-2009	9.28	27.07	881	0.99	0.67	1.02	0.64	59
Year ended 12-31-2008	7.55	-36.27	757	0.97	0.29	1.00	0.26	53
Year ended 12-31-2007	12.02	25.81	1,305	0.97	-0.01	0.99	-0.03	42

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
High Income							
Six-month period ended 6-30-2012 (unaudited)	$ 3.42	$ 0.14(3)	$ 0.19	$ 0.33	$(0.24)	$ —	$(0.24)
Year ended 12-31-2011	3.49	0.28(3)	(0.09)	0.19	(0.26)	—	(0.26)
Year ended 12-31-2010	3.30	0.27	0.19	0.46	(0.27)	—	(0.27)
Year ended 12-31-2009	2.48	0.25	0.84	1.09	(0.27)	—	(0.27)
Year ended 12-31-2008	3.20	0.28	(0.98)	(0.70)	(0.02)	—	(0.02)
Year ended 12-31-2007	3.34	0.27	(0.14)	0.13	(0.27)	—	(0.27)
International Core Equity							
Six-month period ended 6-30-2012 (unaudited)	14.67	0.18(3)	(0.00)*	0.18	(0.36)	(0.13)	(0.49)
Year ended 12-31-2011	17.29	0.32(3)	(2.68)	(2.36)	(0.26)	—	(0.26)
Year ended 12-31-2010	15.38	0.26	1.86	2.12	(0.21)	—	(0.21)
Year ended 12-31-2009	12.46	0.20	4.01	4.21	(0.49)	(0.80)	(1.29)
Year ended 12-31-2008	22.39	0.51	(9.99)	(9.48)	(0.09)	(0.36)	(0.45)
Year ended 12-31-2007	22.78	0.44	1.81	2.25	(0.39)	(2.25)	(2.64)
International Growth							
Six-month period ended 6-30-2012 (unaudited)	7.86	0.08(3)	0.35	0.43	(0.17)	(0.54)	(0.71)
Year ended 12-31-2011	8.51	0.14(3)	(0.76)	(0.62)	(0.03)	—	(0.03)
Year ended 12-31-2010	7.49	0.08	1.01	1.09	(0.07)	—	(0.07)
Year ended 12-31-2009	6.01	0.07	1.51	1.58	(0.10)	—	(0.10)
Year ended 12-31-2008	10.75	0.11	(4.64)	(4.53)	(0.02)	(0.19)	(0.21)
Year ended 12-31-2007	9.14	0.06	1.88	1.94	(0.06)	(0.27)	(0.33)
Limited-Term Bond							
Six-month period ended 6-30-2012 (unaudited)	5.03	0.03(3)	0.06	0.09	—*	—	—*
Year ended 12-31-2011	4.96	0.06(3)	0.09	0.15	(0.08)	—	(0.08)
Year ended 12-31-2010(5)	5.00	0.02	(0.06)	(0.04)	—	—	—
Micro Cap Growth							
Six-month period ended 6-30-2012 (unaudited)	20.56	(0.14)(3)	2.49	2.35	—	(1.80)	(1.80)
Year ended 12-31-2011	22.11	(0.26)(3)	(1.29)	(1.55)	—	—	—
Year ended 12-31-2010	15.70	(0.21)	6.62	6.41	—	—	—
Year ended 12-31-2009	11.11	(0.17)	4.76	4.59	—	—	—
Year ended 12-31-2008	21.38	(0.21)	(10.06)	(10.27)	—	—	—
Year ended 12-31-2007	20.08	(0.26)	1.56	1.30	—	—	—
Mid Cap Growth							
Six-month period ended 6-30-2012 (unaudited)	8.37	(0.02)(3)	0.41	0.39	—	(0.88)	(0.88)
Year ended 12-31-2011	8.69	(0.03)(3)	0.01	(0.02)	—*	(0.30)	(0.30)
Year ended 12-31-2010	6.61	0.00	2.08	2.08	—*	—	—*
Year ended 12-31-2009	4.51	0.00	2.10	2.10	—	—	—
Year ended 12-31-2008	7.21	0.00	(2.61)	(2.61)	—*	(0.09)	(0.09)
Year ended 12-31-2007	6.56	0.00	0.83	0.83	—*	(0.18)	(0.18)
Money Market							
Six-month period ended 6-30-2012 (unaudited)	1.00	0.00(3)	0.00*	0.00	—*	—	—*
Year ended 12-31-2011	1.00	0.00(3)	0.00	0.00	—*	—	—*
Year ended 12-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 12-31-2009	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Year ended 12-31-2008	1.00	0.02	0.00	0.02	(0.02)	—*	(0.02)
Year ended 12-31-2007	1.00	0.05	0.00	0.05	(0.05)	—	(0.05)

*Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

(5) For the period from August 23, 2010 (commencement of operations of the Portfolio) through December 31, 2010.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
High Income								
Six-month period ended 6-30-2012 (unaudited)	$ 3.51	9.61%	$337	0.90%[4]	7.87%[4]	0.95%[4]	7.82%[4]	38%
Year ended 12-31-2011	3.42	5.26	272	0.90	8.01	0.95	7.96	78
Year ended 12-31-2010	3.49	14.86	243	0.91	8.27	0.96	8.22	108
Year ended 12-31-2009	3.30	46.42	214	0.93	9.15	0.98	9.10	74
Year ended 12-31-2008	2.48	-21.82	147	0.91	8.72	0.96	8.67	37
Year ended 12-31-2007	3.20	3.86	214	0.90	7.90	0.95	7.85	74
International Core Equity								
Six-month period ended 6-30-2012 (unaudited)	14.36	1.28	535	1.19[4]	2.41[4]	—	—	38
Year ended 12-31-2011	14.67	-13.88	521	1.19	1.96	—	—	100
Year ended 12-31-2010	17.29	14.09	580	1.19	1.70	—	—	107
Year ended 12-31-2009	15.38	36.96	513	1.22	1.58	—	—	142
Year ended 12-31-2008	12.46	-42.26	379	1.18	3.07	—	—	20
Year ended 12-31-2007	22.39	9.88	636	1.18	1.81	—	—	23
International Growth								
Six-month period ended 6-30-2012 (unaudited)	7.58	5.67	286	1.16[4]	2.00[4]	1.19[4]	1.97[4]	16
Year ended 12-31-2011	7.86	-7.32	266	1.15	1.67	1.18	1.64	61
Year ended 12-31-2010	8.51	14.79	331	1.17	1.22	1.20	1.19	75
Year ended 12-31-2009	7.49	26.89	261	1.19	1.34	1.22	1.31	80
Year ended 12-31-2008	6.01	-42.15	159	1.18	1.27	1.21	1.24	96
Year ended 12-31-2007	10.75	21.29	283	1.17	0.63	1.20	0.60	95
Limited-Term Bond								
Six-month period ended 6-30-2012 (unaudited)	5.12	1.77	278	0.81[4]	1.32[4]	0.83[4]	1.30[4]	12
Year ended 12-31-2011	5.03	3.17	241	0.76	1.27	0.84	1.19	55
Year ended 12-31-2010[5]	4.96	-0.85	142	0.76[4]	0.92[4]	0.84[4]	0.84[4]	15
Micro Cap Growth								
Six-month period ended 6-30-2012 (unaudited)	21.11	11.75	50	1.37[4]	-1.23[4]	—	—	31
Year ended 12-31-2011	20.56	-7.01	46	1.34	-1.20	—	—	57
Year ended 12-31-2010	22.11	40.85	55	1.35	-1.15	—	—	77
Year ended 12-31-2009	15.70	41.29	38	1.42	-1.34	—	—	70
Year ended 12-31-2008	11.11	-48.04	28	1.36	-1.23	—	—	60
Year ended 12-31-2007	21.38	6.49	60	1.32	-1.18	—	—	57
Mid Cap Growth								
Six-month period ended 6-30-2012 (unaudited)	7.88	4.86	202	1.16[4]	-0.57[4]	1.18[4]	-0.59[4]	25
Year ended 12-31-2011	8.37	-0.56	173	1.16	-0.32	1.18	-0.34	49
Year ended 12-31-2010	8.69	31.56	142	1.17	0.01	1.19	-0.01	44
Year ended 12-31-2009	6.61	46.66	92	1.21	0.03	1.23	0.01	33
Year ended 12-31-2008	4.51	-36.23	49	1.23	-0.06	1.24	-0.07	46
Year ended 12-31-2007	7.21	12.62	57	1.21	0.06	1.24	0.03	31
Money Market								
Six-month period ended 6-30-2012 (unaudited)	1.00	0.01	230	0.30[4]	0.02[4]	0.48[4]	-0.16[4]	—
Year ended 12-31-2011	1.00	0.02	223	0.28	0.02	0.47	-0.17	—
Year ended 12-31-2010	1.00	0.08	178	0.42	0.06	0.49	-0.01	—
Year ended 12-31-2009	1.00	1.02	151	0.51	0.99	—	—	—
Year ended 12-31-2008	1.00	2.18	201	0.75	2.01	—	—	—
Year ended 12-31-2007	1.00	4.60	89	0.76	4.51	—	—	—

See Accompanying Notes to Financial Statements.

Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Real Estate Securities							
Six-month period ended 6-30-2012							
(unaudited)	$ 6.75	$ 0.07[3]	$ 0.88	$ 0.95	$(0.05)	$ —	$(0.05)
Year ended 12-31-2011	6.48	0.06[3]	0.26	0.32	(0.05)	—	(0.05)
Year ended 12-31-2010	5.14	0.05	1.40	1.45	(0.11)	—	(0.11)
Year ended 12-31-2009	4.30	0.11	0.85	0.96	(0.12)	—	(0.12)
Year ended 12-31-2008	6.99	0.11	(2.65)	(2.54)	(0.04)	(0.11)	(0.15)
Year ended 12-31-2007	8.78	0.09	(1.50)	(1.41)	(0.05)	(0.33)	(0.38)
Science and Technology							
Six-month period ended 6-30-2012							
(unaudited)	15.25	(0.07)[3]	2.69	2.62	—	(1.25)	(1.25)
Year ended 12-31-2011	16.73	(0.13)[3]	(0.75)	(0.88)	—	(0.60)	(0.60)
Year ended 12-31-2010	15.30	(0.08)	1.96	1.88	—	(0.45)	(0.45)
Year ended 12-31-2009	11.43	0.01	4.73	4.74	—	(0.87)	(0.87)
Year ended 12-31-2008	17.98	(0.03)	(6.08)	(6.11)	—	(0.44)	(0.44)
Year ended 12-31-2007	17.72	(0.07)	4.39	4.32	—	(4.06)	(4.06)
Small Cap Growth							
Six-month period ended 6-30-2012							
(unaudited)	9.34	(0.05)[3]	0.61	0.56	—	(0.23)	(0.23)
Year ended 12-31-2011	10.53	(0.10)[3]	(1.00)	(1.10)	—	(0.09)	(0.09)
Year ended 12-31-2010	8.17	(0.07)	2.43	2.36	—	—	—
Year ended 12-31-2009	6.09	(0.06)	2.17	2.11	(0.03)	—	(0.03)
Year ended 12-31-2008	10.24	0.03	(4.05)	(4.02)	—	(0.13)	(0.13)
Year ended 12-31-2007	9.97	(0.06)	1.41	1.35	—	(1.08)	(1.08)
Small Cap Value							
Six-month period ended 6-30-2012							
(unaudited)	14.57	0.02[3]	0.86	0.88	(0.07)	(1.02)	(1.09)
Year ended 12-31-2011	16.78	0.08[3]	(2.21)	(2.13)	(0.08)	—	(0.08)
Year ended 12-31-2010	13.29	0.07	3.43	3.50	(0.01)	—	(0.01)
Year ended 12-31-2009	10.29	0.01	2.99	3.00	—	—	—
Year ended 12-31-2008	14.32	(0.02)	(3.74)	(3.76)	(0.02)	(0.25)	(0.27)
Year ended 12-31-2007	15.69	0.02	(0.67)	(0.65)	—*	(0.72)	(0.72)
Value							
Six-month period ended 6-30-2012							
(unaudited)	5.57	0.03[3]	0.42	0.45	(0.08)	(0.50)	(0.58)
Year ended 12-31-2011	6.05	0.06[3]	(0.50)	(0.44)	(0.04)	—	(0.04)
Year ended 12-31-2010	5.14	0.03	0.93	0.96	(0.05)	—	(0.05)
Year ended 12-31-2009	4.15	0.07	1.01	1.08	(0.09)	—	(0.09)
Year ended 12-31-2008	6.36	0.08	(2.23)	(2.15)	(0.02)	(0.04)	(0.06)
Year ended 12-31-2007	6.74	0.08	0.05	0.13	(0.07)	(0.44)	(0.51)

*Not shown due to rounding.

(1) Based on net asset value. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the Portfolio had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Annualized.

Ivy Funds VIP

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Real Estate Securities								
Six-month period ended 6-30-2012 (unaudited)	$ 7.65	14.14%	$ 41	1.38%[4]	1.82%[4]	—%	—%	26%
Year ended 12-31-2011	6.75	5.01	39	1.33	0.87	—	—	54
Year ended 12-31-2010	6.48	28.51	40	1.36	0.75	—	—	67
Year ended 12-31-2009	5.14	23.62	34	1.43	2.54	—	—	62
Year ended 12-31-2008	4.30	-36.04	29	1.31	1.73	—	—	45
Year ended 12-31-2007	6.99	-16.07	48	1.30	1.08	—	—	50
Science and Technology								
Six-month period ended 6-30-2012 (unaudited)	16.62	17.37	316	1.16[4]	-0.78[4]	1.18[4]	-0.80[4]	23
Year ended 12-31-2011	15.25	-5.77	279	1.16	-0.77	1.18	-0.79	50
Year ended 12-31-2010	16.73	12.75	326	1.16	-0.48	1.18	-0.50	27
Year ended 12-31-2009	15.30	43.84	316	1.19	0.06	1.21	0.04	65
Year ended 12-31-2008	11.43	-33.89	226	1.16	-0.21	1.18	-0.23	62
Year ended 12-31-2007	17.98	24.37	396	1.15	-0.42	1.17	-0.44	73
Small Cap Growth								
Six-month period ended 6-30-2012 (unaudited)	9.67	5.97	355	1.15[4]	-0.93[4]	1.17[4]	-0.95[4]	40
Year ended 12-31-2011	9.34	-10.60	350	1.14	-0.95	1.16	-0.97	80
Year ended 12-31-2010	10.53	28.85	419	1.14	-0.83	1.16	-0.85	60
Year ended 12-31-2009	8.17	34.72	356	1.17	-0.88	1.19	-0.90	44
Year ended 12-31-2008	6.09	-39.18	290	1.14	0.32	1.16	0.30	82
Year ended 12-31-2007	10.24	13.52	544	1.14	-0.61	1.16	-0.63	101
Small Cap Value								
Six-month period ended 6-30-2012 (unaudited)	14.36	6.21	234	1.18[4]	0.31[4]	—	—	36
Year ended 12-31-2011	14.57	-12.79	228	1.17	0.50	—	—	59
Year ended 12-31-2010	16.78	26.41	244	1.17	0.54	—	—	78
Year ended 12-31-2009	13.29	29.15	197	1.21	0.05	—	—	100
Year ended 12-31-2008	10.29	-26.13	150	1.18	-0.14	—	—	110
Year ended 12-31-2007	14.32	-4.13	205	1.18	0.17	—	—	122
Value								
Six-month period ended 6-30-2012 (unaudited)	5.44	8.35	298	1.02[4]	1.18[4]	1.03[4]	1.17[4]	34
Year ended 12-31-2011	5.57	-7.32	287	1.00	1.04	1.01	1.03	60
Year ended 12-31-2010	6.05	18.71	316	1.01	0.52	1.02	0.51	51
Year ended 12-31-2009	5.14	26.64	277	1.04	1.45	1.05	1.44	73
Year ended 12-31-2008	4.15	-33.81	231	1.01	1.52	1.02	1.51	48
Year ended 12-31-2007	6.36	1.90	364	1.01	1.12	1.02	1.11	51

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds Variable Insurance Portfolios, a Delaware statutory trust (the Trust), is registered under the Investment Company Act of 1940, as amended (the 1940 Act), as an open-end management investment company. The Trust is divided into 26 series (each a Portfolio). The assets belonging to each Portfolio, except Pathfinder Aggressive, Pathfinder Conservative, Pathfinder Moderate, Pathfinder Moderately Aggressive and Pathfinder Moderately Conservative (collectively, the Pathfinder Portfolios), are held separately by the custodian. The investment objective, policies and risk factors of each Portfolio are described more fully in the Prospectus and Statement of Additional Information. Each Portfolio's investment adviser is Waddell & Reed Investment Management Company (WRIMCO).

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Portfolio.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Portfolio is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Portfolio's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Portfolio combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Income Taxes. It is the policy of each Portfolio to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Portfolio intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended June 30, 2012, management believes that no liability for unrecognized tax positions is required. The Portfolios are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2007.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Portfolio on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (SEC) require that a Portfolio either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Portfolio will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Portfolios under derivative contracts, if any, will be reported separately on the Statements of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted in the Schedule of Investments

Concentration of Market and Credit Risk. In the normal course of business, the Portfolios invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Portfolios may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Portfolios; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Portfolios may be exposed to counterparty credit risk, or the risk that an entity with which the Portfolios have unsettled or open transactions may fail to or be unable to perform on its commitments. The Portfolios manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Portfolios to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Portfolios' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded in the Portfolios' Statement of Assets and Liabilities, less any collateral held by the Portfolios.

Certain Portfolios may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Portfolios may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Portfolios may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected in the Statement of Assets and Liabilities.

If a Portfolio invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Portfolio, or, in the case of hedging positions, that the Portfolio's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to prospectus for all risks associated with owning shares in the Portfolios.

Inflation-Indexed Bonds Certain Portfolios may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest-Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities Certain Portfolios may invest in payment in-kind securities. Payment in-kind securities (PIKs) give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Portfolios may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Portfolio on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Portfolio's net asset value to the extent the Portfolio executes such transactions while remaining substantially fully invested. When a Portfolio engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Portfolio to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO, or the Portfolio's investment subadvisor, as applicable, consider advantageous. The Portfolio maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Portfolio may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. A Portfolio invests in senior secured corporate loans (senior loans) either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Portfolio to fund future commitments at the borrower's discretion. See Note 10 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" in the Statement of Operations may include interest expense incurred by a Portfolio on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Portfolio pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Portfolio. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Portfolio during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Portfolio records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Portfolios are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to enhance disclosures requiring improved information about financial instruments and derivative instruments that are subject to offsetting ("netting") on the Statements of Assets and Liabilities. This information will enable users of the entity's financial statements to evaluate the effect or potential effect of netting arrangements on the entity's financial position. The ASU is effective prospectively during interim or annual periods beginning on or after January 1, 2013. At this time, management is evaluating the implications of these changes on the financial statements.

Estimates. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Portfolio's investments are reported at fair value. Fair value is defined as the price that each Portfolio would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Portfolio calculates the net asset value of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. Over-the-counter (OTC) equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Security prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Precious metals are valued at the last traded spot price prior to the close of the NYSE.

Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. OTC options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Mutual funds, including investment funds, typically are valued at the net asset value reported as of the valuation date.

Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE.

Senior loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. WRIMCO, pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Portfolios' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage- backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, otherwise they would be categorized as Level 3.

Bank Loans. The fair value of bank loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Bank loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds: The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued by the Portfolio's using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Securities are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded. To the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of the certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security.

There were no transfers between Levels 1, 2, or 3 during the period ended June 30, 2012.

Securities and other assets for which market quotes are not readily available are valued at fair value as determined in good faith by the Board or persons acting at their direction and are categorized as Level 3 of the fair value hierarchy.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE Close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trades do not open for trading for the entire day and no other market prices are available. The Board has delegated to the investment manager, WRIMCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available, and has delegated the responsibility for applying the valuation methods to WRIMCO. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee of the Board, generally based upon recommendations provided by WRIMCO. When a Fund uses these fair valuation methods applied by WRIMCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. While the Trust's policy is intended to result in a calculation of a Fund's NAV that fairly reflects security values as of the time of pricing, the Trust cannot guarantee that values determined by the Board or persons acting at their direction would accurately reflect the price that a Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by a Fund may differ from the value that would be realized if the securities were sold.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The end of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of June 30, 2012, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Portfolios use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Portfolios' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may enter into forward foreign currency contracts (forward contracts) for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported in the Statement of Assets and Liabilities as a receivable or payable and in the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) in the Statement of Operations.

Risks to a Portfolio related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Portfolio's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may engage in buying and selling futures contracts. Upon entering into a futures contract, the Portfolio is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified in the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted in the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported in the Statement of Operations. Realized gains (losses) are reported in the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, there may be an illiquid market where the Portfolio is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Portfolio's securities.

Option Contracts. Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Portfolio has realized a gain or loss. For each Portfolio, when a written put is exercised, the cost basis of the securities purchased by a Portfolio is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Portfolio's exposure to the underlying security (or basket of securities). With written options, there may be times when a Portfolio will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Portfolio, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Portfolio enters into OTC option transactions with counterparties, the Portfolio will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Portfolio, other than Money Market and the Pathfinder Portfolios, may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Portfolio may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral. A Portfolio may mitigate credit risk through credit support annexes (CSA) included with an International Swaps and Derivatives Association, Inc. (ISDA) Master Agreement, which is the standard contract governing most derivative transactions between the Portfolio and each of its counterparties. The CSA allows the Portfolio and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Portfolio's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Portfolio from its counterparties are not fully collateralized contractually or otherwise, the Portfolio bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2012:

Portfolio	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Asset Strategy	Equity	Investments in unaffiliated securities at market value*	$4,036	Written options at market value	$1,421
	Foreign currency			Unrealized depreciation on forward foreign currency contracts	945
Global Natural Resources	Equity	Investments in unaffiliated securities at market value*	8,624	Unrealized depreciation on futures contracts**	678
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	383	Unrealized depreciation on forward foreign currency contracts	53
High Income	Foreign currency			Unrealized depreciation on forward foreign currency contracts	23
International Growth	Equity	Unrealized appreciation on swap agreements	376		
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	1,243	Unrealized depreciation on forward foreign currency contracts	239
Mid Cap Growth	Equity			Written options at market value	913
Real Estate Securities	Equity			Written options at market value	5
Science and Technology	Equity	Investments in unaffiliated securities at market value*	104	Written options at market value	191
Value	Equity			Written options at market value	605

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.
**The fair value presented represents the cumulative unrealized appreciation (depreciation) on open futures contracts; however, the value reflected in the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of June 30, 2012.

Amount of realized gain (loss) on derivatives shown in the Statement of Operations for the period ended June 30, 2012:

Portfolio	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$(8,079)	$—	$(3,211)	$4,960	$—	$(6,330)
	Foreign currency	(2,152)	—	—	2,194	7,014	7,056
Global Bond	Foreign currency	—	—	—	—	28	28
Global Natural Resources	Equity	(74)	—	343	—*	—	269
	Foreign currency	—	—	—	—	29	29
High Income	Foreign currency	—	—	—	—	739	739
International Core Equity	Foreign currency	—	—	—	—	804	804
International Growth	Equity	—	316	—	—	—	316
	Foreign currency	—	—	—	—	2,722	2,722
Mid Cap Growth	Equity	(99)	—	—	(273)	—	(372)
Real Estate Securities	Equity	—	—	—	22	—	22
Science and Technology	Equity	(36)	—	—	169	—	133
Value	Equity	—	—	—	251	—	251

Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives shown in the Statement of Operations for the period ended June 30, 2012:

Portfolio	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Asset Strategy	Equity	$(8,235)	$—	$—	$1,016	$—	$(7,219)
	Foreign currency	(475)	—	—	1,015	(5,392)	(4,852)
Global Bond	Foreign currency	—	—	—	—	7	7
Global Natural Resources	Equity	2,509	—	(613)	—	—	1,896
	Foreign currency	—	—	—	—	10	10
High Income	Foreign currency	—	—	—	—	(547)	(547)
International Core Equity	Foreign currency	—	—	—	—	(127)	(127)
International Growth	Equity	—	426	—	—	—	426
	Foreign currency	—	—	—	—	(1,254)	(1,254)
Mid Cap Growth	Equity	27	—	—	(157)	—	(130)
Real Estate Securities	Equity	—	—	—	(2)	—	(2)
Science and Technology	Equity	(27)	—	—	(22)	—	(49)
Value	Equity	—	—	—	(77)	—	(77)

* Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.

During the period ended June 30, 2012, the average derivative volume was as follows:

Portfolio	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Asset Strategy	$72,540	$70,317	$—	$ —	—*	6,578	2,002
Global Bond	958	965	—	—	—	—	—
Global Natural Resources	25,039	24,950	—	23,855	—	11,229	—
High Income	6,942	6,775	—	—	—	—	—
International Core Equity	43,915	42,554	—	—	—	—	—
International Growth	50,870	49,123	—	—	430	—	—
Mid Cap Growth	—	—	—	—	—	10	295
Real Estate Securities	—	—	—	—	—	—	16
Science and Technology	—	—	—	—	—	40	66
Value	—	—	—	—	—	—	346

*Not shown due to rounding.
(1) Average market value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Asset Strategy. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Portfolio. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures, total return swaps and option contracts, both written and purchased, on foreign and domestic equity indices. To manage foreign currency exposure, the Portfolio utilized forward contracts and option contracts, both written and purchased, to either increase or decrease exposure to a given currency. To manage event risks, the Portfolio utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Portfolio.

Global Bond. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either hedge a position held by the Portfolio, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Global Natural Resources. The Portfolio's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Portfolio utilized futures on equity indices and purchased option contracts on individual equity securities and exchange-traded funds. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

High Income. The Portfolio's objective in using derivatives during the period was to hedge the exposure to foreign currencies from securities held in the portfolio. To achieve this objective, the Portfolio utilized forward contracts.

International Core Equity. The Portfolio's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency.

International Growth. The Portfolio's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Portfolio utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Portfolio utilized total return swaps.

Mid Cap Growth. The Portfolio's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Portfolio and hedging market risk on equity securities. To achieve these objectives, the Portfolio utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Real Estate Securities. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and to facilitate trading in certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Science and Technology. The Portfolio's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Portfolio utilized options, both written and purchased, on individual equity securities owned by the Portfolio and on domestic equity indices.

Small Cap Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

Value. The Portfolio's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Portfolio utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Portfolio	Outstanding at 12-31-11	Options written	Options closed	Options exercised	Options expired	Outstanding at 6-30-12
Asset Strategy						
Number of Contracts	3,928	33,714	(14,547)	(3,358)	(9,291)	10,446
Premium Received	$3,283	$11,975	$ (6,962)	$ (175)	$(3,484)	$ 4,637
Mid Cap Growth						
Number of Contracts	254	4,297	(2,686)	—	(739)	1,126
Premium Received	$ 76	$ 1,522	$ (669)	$ —	$ (134)	$ 795
Real Estate Securities						
Number of Contracts	169	416	(319)	(183)	(20)	63
Premium Received	$ 19	$ 35	$ (21)	$ (22)	$ (4)	$ 7
Science and Technology						
Number of Contracts	2,489	597	(609)	(1,990)	—	487
Premium Received	$ 165	$ 327	$ (263)	$ (45)	$ —	$ 184
Value						
Number of Contracts	3,937	12,585	(3,994)	(1,901)	(5,339)	5,288
Premium Received	$ 134	$ 967	$ (219)	$ (132)	$ (301)	$ 449

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as each Portfolio's investment adviser. The management fee is accrued daily by each Portfolio, except the Pathfinder Portfolios, at the following annual rates as a percentage of average daily net assets:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%
Balanced	0.700	0.700	0.650	0.650	0.600	0.550
Bond	0.525	0.500	0.450	0.400	0.400	0.400
Core Equity	0.700	0.700	0.650	0.650	0.600	0.550
Dividend Opportunities	0.700	0.700	0.650	0.650	0.600	0.550
Energy	0.850	0.850	0.830	0.830	0.800	0.760
Global Bond	0.625	0.600	0.550	0.500	0.500	0.500
Global Natural Resources	1.000	0.850	0.830	0.830	0.800	0.760
Growth	0.700	0.700	0.650	0.650	0.600	0.550
High Income	0.625	0.600	0.550	0.500	0.500	0.500
International Core Equity	0.850	0.850	0.830	0.830	0.800	0.760
International Growth	0.850	0.850	0.830	0.830	0.800	0.760
Limited-Term Bond	0.500	0.450	0.400	0.350	0.350	0.350
Micro Cap Growth	0.950	0.950	0.930	0.930	0.900	0.860
Mid Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Money Market	0.400	0.400	0.400	0.400	0.400	0.400
Real Estate Securities	0.900	0.900	0.870	0.870	0.840	0.800
Science and Technology	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Growth	0.850	0.850	0.830	0.830	0.800	0.760
Small Cap Value	0.850	0.850	0.830	0.830	0.800	0.760
Value	0.700	0.700	0.650	0.650	0.600	0.550

Effective October 1, 2006, under terms of a settlement agreement, the fee is payable at the following annual rates for those Portfolios included in the settlement agreement until September 30, 2016:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Asset Strategy	0.690%	0.690%	0.650%	0.650%	0.600%	0.550%
Bond	0.485	0.500	0.450	0.400	0.400	0.400
Core Equity	0.650	0.650	0.650	0.650	0.600	0.550
Growth	0.670	0.670	0.650	0.650	0.600	0.550
High Income	0.575	0.600	0.550	0.500	0.500	0.500
International Growth	0.820	0.820	0.830	0.830	0.800	0.760
Mid Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Science and Technology	0.830	0.830	0.830	0.830	0.800	0.760
Small Cap Growth	0.830	0.830	0.830	0.830	0.800	0.760
Value	0.690	0.690	0.650	0.650	0.600	0.550

Effective August 6, 2007, the fee is contractually payable by Bond as follows:

Portfolio (M – Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	Over $3,000M
Bond	0.475%	0.475%	0.450%	0.400%	0.400%	0.400%

The Pathfinder Portfolios pay no management fees; however, WRIMCO receives management fees from the underlying funds.

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio, except the Pathfinder Portfolios, that is not subadvised on any day that the Portfolio's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers for more information.

WRIMCO has entered into Subadvisory Agreements with the following entities on behalf of certain Portfolios:

Under agreements between WRIMCO and the named entities, the following serve as subadvisors to certain Portfolios: Mackenzie Financial Corporation serves as subadvisor to Global Natural Resources. Wall Street Associates serves as subadvisor to Micro Cap Growth. Advantus Capital Management, Inc. serves as subadvisor to Real Estate Securities. Each subadvisor makes investment decisions in accordance with the Portfolio's investment objectives, policies and restrictions under the supervision of WRIMCO and the Board of Trustees. WRIMCO pays all costs applicable of the subadvisors.

Accounting Services Fees. The Trust has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), doing business as WI Services Company (WISC), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Portfolio records, pricing of Portfolio shares and preparation of certain shareholder reports. For these services, each Portfolio (excluding Pathfinder Portfolios) pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

Under the Accounting Services Agreement, each Pathfinder Portfolio pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.75	$11.55	$17.75	$24.20	$31.60	$41.25	$48.15	$60.80	$74.25

Administrative Fee. Each Portfolio also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Portfolio's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. Under the Transfer Agency Agreement between the Trust and WISC, each Portfolio reimburses WISC for certain out-of-pocket costs.

Service Plan. Under a Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act, each Portfolio, except Money Market and the Pathfinder Portfolios, may pay a service fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

Expense Reimbursements and/or Waivers. During the period ended June 30, 2012, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Asset Strategy	$ 50
Core Equity	98
Growth	145
High Income	77
International Growth	43
Mid Cap Growth	19
Science and Technology	31
Small Cap Growth	37
Value	15

Effective January 28, 2010, WRIMCO has voluntarily agreed to reimburse sufficient expenses of Money Market to maintain a minimum annualized yield of 0.02%. For the period ended June 30, 2012, expenses in the amount of $204 were reimbursed. This reimbursement serves to reduce shareholder servicing.

For the period from August 23, 2010 through August 31, 2011, W&R and/or WRSCO have contractually agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period from September 1, 2011 through January 31, 2012, W&R and/or WRSCO have voluntarily agreed to reimburse sufficient expenses of Limited-Term Bond to cap the expenses for the Portfolio at 0.76%. For the period ended June 30, 2012, expenses in the amount of $18 were reimbursed. This reimbursement serves to reduce 12b-1 fees and/or accounting services fees.

During the period ended June 30, 2012, the following amounts were waived as a result of the reduced management fees related to the voluntary waiver of management fee to any Portfolio, excluding Pathfinder Portfolios, having less than $25 million in net assets:

Global Bond	$27

Any amounts due to the Portfolios as a reimbursement but not paid as of June 30, 2012 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended June 30, 2012 follows:

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-12 Share Balance	6-30-12 Market Value
Pathfinder Aggressive							
Ivy Funds VIP Bond	1,134	$ 287	$ 3,282	$ 205	$ 110	594	$ 3,409
Ivy Funds VIP Dividend Opportunities	1,246	339	595	91	91	1,194	8,233
Ivy Funds VIP Growth	958	4,906	610	946	197	1,356	13,672
Ivy Funds VIP International Core Equity	598	825	487	158	217	617	8,856
Ivy Funds VIP International Growth	903	876	391	543	148	962	7,290
Ivy Funds VIP Limited-Term Bond	1,942	767	555	11	4	1,983	10,150
Ivy Funds VIP Mid Cap Growth	397	432	242	403	15	413	3,257
Ivy Funds VIP Small Cap Growth	216	105	206	42	46	202	1,950
Ivy Funds VIP Small Cap Value	369	534	531	431	24	366	5,259
Ivy Funds VIP Value	827	595	361	440	66	867	4,717
				$ 3,270	$ 918		$ 66,793

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-12 Share Balance	6-30-12 Market Value
Pathfinder Conservative							
Ivy Funds VIP Bond	5,318	$ 5,232	$ 5,191	$ 661	$ 950	5,256	$ 30,156
Ivy Funds VIP Dividend Opportunities	2,362	2,406	1,172	328	184	2,487	17,153
Ivy Funds VIP Growth	599	6,819	365	835	169	1,194	12,042
Ivy Funds VIP International Core Equity	287	896	261	101	111	325	4,663
Ivy Funds VIP Limited-Term Bond	1,736	1,519	429	8	3	1,949	9,976
Ivy Funds VIP Mid Cap Growth	212	452	126	257	9	243	1,918
Ivy Funds VIP Money Market	17,349	3,311	874	—	2	19,786	19,786
Ivy Funds VIP Small Cap Growth	96	152	91	32	22	99	956
Ivy Funds VIP Small Cap Value	62	198	88	90	4	67	969
Ivy Funds VIP Value	317	448	135	210	27	364	1,983
				$ 2,522	$ 1,481		$ 99,602

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-12 Share Balance	6-30-12 Market Value
Pathfinder Moderate							
Ivy Funds VIP Bond	20,136	$12,264	$27,012	$ 2,802	$ 3,133	17,297	$ 99,233
Ivy Funds VIP Dividend Opportunities	13,810	8,339	2,907	850	1,073	14,455	99,687
Ivy Funds VIP Growth	5,675	44,523	282	5,999	1,397	9,833	99,175
Ivy Funds VIP International Core Equity	3,044	6,542	681	619	1,176	3,424	49,167
Ivy Funds VIP International Growth	5,108	7,223	695	3,009	892	5,938	44,986
Ivy Funds VIP Limited-Term Bond	17,253	10,459	380	10	34	19,237	98,489
Ivy Funds VIP Mid Cap Growth	2,817	4,457	789	2,953	115	3,206	25,270
Ivy Funds VIP Money Market	57,484	7,884	260	—	6	65,108	65,108
Ivy Funds VIP Small Cap Growth	1,276	1,257	693	273	288	1,303	12,599
Ivy Funds VIP Small Cap Value	1,639	3,717	1,248	2,150	114	1,777	25,524
Ivy Funds VIP Value	5,248	5,509	983	3,061	449	6,000	32,651
				$21,726	$ 8,677		$651,889

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	6-30-12 Share Balance	6-30-12 Market Value
Pathfinder Moderately Aggressive							
Ivy Funds VIP Bond	18,749	$10,333	$34,029	$ 2,753	$ 2,586	14,371	$ 82,447
Ivy Funds VIP Dividend Opportunities	17,140	10,119	2,961	940	1,329	18,022	124,288
Ivy Funds VIP Growth	7,046	55,844	425	7,469	1,731	12,258	123,637
Ivy Funds VIP International Core Equity	4,729	10,092	790	894	1,820	5,340	76,686
Ivy Funds VIP International Growth	9,063	12,772	910	5,319	1,578	10,580	80,155
Ivy Funds VIP Limited-Term Bond	21,422	13,545	557	15	42	23,976	122,754
Ivy Funds VIP Mid Cap Growth	4,370	6,831	1,024	4,520	179	4,998	39,400
Ivy Funds VIP Money Market	35,690	5,078	191	—	4	40,577	40,577
Ivy Funds VIP Small Cap Growth	2,374	2,293	1,122	518	535	2,438	23,573
Ivy Funds VIP Small Cap Value	3,559	7,959	2,378	4,639	247	3,879	55,712
Ivy Funds VIP Value	6,515	6,753	1,030	3,742	556	7,481	40,713
				$30,809	$10,607		$809,942

	12-31-11 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/ (Loss)[1]	Distributions Received	6-30-12 Share Balance	6-30-12 Market Value
Pathfinder Moderately Conservative							
Ivy Funds VIP Bond	10,035	$ 7,210	$9,583	$1,245	$1,712	9,501	$ 54,506
Ivy Funds VIP Dividend Opportunities	4,587	3,172	1,449	449	352	4,766	32,870
Ivy Funds VIP Growth	1,696	14,644	380	1,971	428	3,026	30,522
Ivy Funds VIP International Core Equity	632	1,473	301	173	241	706	10,136
Ivy Funds VIP International Growth	1,212	1,831	351	731	209	1,399	10,597
Ivy Funds VIP Limited-Term Bond	3,822	2,465	398	10	7	4,227	21,641
Ivy Funds VIP Mid Cap Growth	935	1,578	355	1,048	38	1,057	8,334
Ivy Funds VIP Money Market	28,651	4,150	612	—	3	32,190	32,190
Ivy Funds VIP Small Cap Growth	212	235	142	61	47	215	2,078
Ivy Funds VIP Small Cap Value	136	334	133	190	9	147	2,105
Ivy Funds VIP Value	1,744	1,952	475	1,076	147	1,978	10,767
				$6,954	$3,193		$215,746

(1)Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended June 30, 2012, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Pathfinder Aggressive	$ —	$ 9,665	$ —	$ 8,051
Pathfinder Conservative	—	21,434	—	9,879
Pathfinder Moderate	—	112,173	—	40,994
Pathfinder Moderately Aggressive	—	141,619	—	51,910
Pathfinder Moderately Conservative	—	39,045	—	16,379
Asset Strategy	—	444,599	135	376,104
Balanced	—	69,063	770	72,012
Bond	31,255	83,941	81,157	73,554
Core Equity	—	99,325	—	132,749
Dividend Opportunities	—	90,976	—	72,039
Energy	—	16,840	—	12,131
Global Bond	144	772	146	609
Global Natural Resources	—	85,600	—	85,559
Growth	—	242,406	—	195,840
High Income	—	143,955	—	91,409
International Core Equity	—	200,446	—	221,595
International Growth	—	52,346	—	41,986
Limited-Term Bond	9,152	57,430	14,413	10,873
Micro Cap Growth	—	14,903	—	16,654
Mid Cap Growth	—	66,109	—	46,227
Money Market	—	—	—	—
Real Estate Securities	—	10,313	—	12,652
Science and Technology	—	66,500	—	83,248
Small Cap Growth	—	141,901	—	159,921
Small Cap Value	—	82,744	—	74,966
Value	—	98,639	—	101,818

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

	Pathfinder Aggressive				Pathfinder Conservative			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	597	$ 2,879	754	$ 3,703	2,532	$13,432	5,051	$26,177
Shares issued in reinvestment of distributions to shareholders	813	3,718	504	2,574	738	3,735	459	2,415
Shares redeemed	(829)	(4,049)	(1,467)	(7,311)	(821)	(4,316)	(1,824)	(9,720)
Net increase (decrease)	**581**	**$ 2,548**	**(209)**	**$(1,034)**	**2,449**	**$12,851**	**3,686**	**$18,872**

Pathfinder Moderate

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	10,361	$ 54,405	27,197	$140,878
Shares issued in reinvestment of distributions to shareholders	4,873	24,117	2,497	13,161
Shares redeemed	(1,099)	(5,694)	(2,177)	(11,269)
Net increase	**14,135**	**$ 72,828**	**27,517**	**$142,770**

Pathfinder Moderately Aggressive

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	11,615	$ 61,681	47,692	$ 253,246
Shares issued in reinvestment of distributions to shareholders	5,420	27,094	2,582	13,926
Shares redeemed	(1,196)	(6,346)	(1,611)	(8,464)
Net increase	**15,839**	**$ 82,429**	**48,663**	**$ 258,708**

Pathfinder Moderately Conservative

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	3,708	$ 19,830	9,699	$ 51,164
Shares issued in reinvestment of distributions to shareholders	1,589	8,071	876	4,666
Shares redeemed	(772)	(4,161)	(1,523)	(8,138)
Net increase (decrease)	**4,525**	**$ 23,740**	**9,052**	**$ 47,692**

Asset Strategy

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	9,215	$ 91,455	26,789	$ 266,978
Shares issued in reinvestment of distributions to shareholders	1,527	14,571	1,294	13,547
Shares redeemed	(13,420)	(133,756)	(27,376)	(271,253)
Net increase (decrease)	**(2,678)**	**$ (27,730)**	**707**	**$ 9,272**

Balanced

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	988	$ 9,298	1,502	$ 13,820
Shares issued in reinvestment of distributions to shareholders	2,783	24,608	3,690	34,341
Shares redeemed	(2,625)	(24,551)	(6,057)	(56,350)
Net increase (decrease)	**1,146**	**$ 9,355**	**(865)**	**$ (8,189)**

Bond

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	7,505	$ 43,769	32,896	$ 186,505
Shares issued in reinvestment of distributions to shareholders	4,062	23,205	3,353	18,532
Shares redeemed	(18,203)	(106,732)	(16,709)	(94,502)
Net increase (decrease)	**(6,636)**	**$ (39,758)**	**19,540**	**$ 110,535**

Core Equity

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	584	$ 7,256	1,465	$ 17,770
Shares issued in reinvestment of distributions to shareholders	3,661	40,824	1,186	14,817
Shares redeemed	(3,090)	(37,959)	(6,530)	(78,579)
Net increase (decrease)	**1,155**	**$ 10,121**	**(3,879)**	**$ (45,992)**

Dividend Opportunities

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	3,897	$ 26,882	15,029	$ 99,647
Shares issued in reinvestment of distributions to shareholders	605	4,039	437	3,119
Shares redeemed	(3,214)	(21,725)	(5,727)	(39,281)
Net increase (decrease)	**1,288**	**$ 9,196**	**9,739**	**$ 63,485**

Energy

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	1,984	$ 11,842	6,143	$ 40,019
Shares issued in reinvestment of distributions to shareholders	—	—	—	—
Shares redeemed	(1,087)	(6,347)	(2,384)	(15,252)
Net increase	**897**	**$ 5,495**	**3,759**	**$ 24,767**

Global Bond

	Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value
Shares issued from sale of shares	686	$ 3,459	1,114	$ 5,562
Shares issued in reinvestment of distributions to shareholders	4	19	37	183
Shares redeemed	(109)	(549)	(722)	(3,537)
Net increase	**581**	**$ 2,929**	**429**	**$ 2,208**

	Global Natural Resources				Growth			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	4,741	$ 25,218	11,567	$ 74,949	10,560	$113,370	5,768	$ 59,670
Shares issued in reinvestment of distributions to shareholders	2,403	10,947	—	—	7,326	73,244	3,414	35,979
Shares redeemed	(4,158)	(22,055)	(11,893)	(75,395)	(5,469)	(59,141)	(13,265)	(137,798)
Net increase (decrease)	**2,986**	**$ 14,110**	**(326)**	**$ (446)**	**12,417**	**$127,473**	**(4,083)**	**$ (42,149)**

	High Income				International Core Equity			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	18,251	$ 65,611	21,357	$ 73,993	1,923	$ 28,811	4,842	$ 77,494
Shares issued in reinvestment of distributions to shareholders	6,100	21,218	5,390	18,585	1,239	17,480	488	8,611
Shares redeemed	(7,852)	(28,077)	(16,665)	(57,402)	(1,458)	(22,454)	(3,353)	(55,723)
Net increase	**16,499**	**$ 58,752**	**10,082**	**$ 35,176**	**1,704**	**$ 23,837**	**1,977**	**$ 30,382**

	International Growth				Limited-Term Bond			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	2,279	$ 18,648	9,633	$ 79,961	7,109	$ 36,131	23,597	$ 118,574
Shares issued in reinvestment of distributions to shareholders	3,287	24,375	155	1,401	19	96	723	3,627
Shares redeemed	(1,682)	(13,784)	(14,811)	(119,683)	(724)	(3,689)	(5,063)	(25,470)
Net increase (decrease)	**3,884**	**$ 29,239**	**(5,023)**	**$ (38,321)**	**6,404**	**$ 32,538**	**19,257**	**$ 96,731**

	Micro Cap Growth				Mid Cap Growth			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	115	$ 2,598	295	$ 6,317	3,892	$ 34,171	7,638	$ 65,970
Shares issued in reinvestment of distributions to shareholders	194	3,948	—	—	2,537	19,854	567	5,213
Shares redeemed	(209)	(4,660)	(525)	(11,323)	(1,453)	(12,630)	(3,927)	(33,401)
Net increase (decrease)	**100**	**$ 1,886**	**(230)**	**$ (5,006)**	**4,976**	**$ 41,395**	**4,278**	**$ 37,782**

	Money Market				Real Estate Securities			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	39,353	$ 39,353	126,739	$ 126,739	264	$ 1,915	736	$ 4,905
Shares issued in reinvestment of distributions to shareholders	22	22	41	41	39	293	43	308
Shares redeemed	(32,219)	(32,219)	(81,528)	(81,528)	(706)	(5,144)	(1,196)	(7,933)
Net increase (decrease)	**7,156**	**$ 7,156**	**45,252**	**$ 45,252**	**(403)**	**$ (2,936)**	**(417)**	**$ (2,720)**

	Science and Technology				Small Cap Growth			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	1,612	$ 27,710	2,792	$ 47,699	1,283	$ 13,011	4,214	$ 42,499
Shares issued in reinvestment of distributions to shareholders	1,376	22,380	652	11,548	857	8,258	293	3,358
Shares redeemed	(2,249)	(38,288)	(4,650)	(77,546)	(2,931)	(29,670)	(6,846)	(71,549)
Net increase (decrease)	739	$ 11,802	(1,206)	$(18,299)	(791)	$ (8,401)	(2,339)	$(25,692)

	Small Cap Value				Value			
	Six months ended 6-30-12		Year ended 12-31-11		Six months ended 6-30-12		Year ended 12-31-11	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares	612	$ 9,264	3,199	$ 48,514	1,610	$ 9,446	6,953	$ 40,071
Shares issued in reinvestment of distributions to shareholders	1,169	16,463	63	1,076	5,418	28,635	349	2,231
Shares redeemed	(1,137)	(17,439)	(2,181)	(35,064)	(3,781)	(22,331)	(8,100)	(48,158)
Net increase (decrease)	644	$ 8,288	1,081	$ 14,526	3,247	$ 15,750	(798)	$ (5,856)

10. COMMITMENTS

Bridge loan commitments may obligate a Portfolio to furnish temporary financing to a borrower until permanent financing can be arranged. At June 30, 2012, High Income had outstanding bridge loan commitments of $6,420. In connection with these commitments, the Portfolio earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest and amortization from unaffiliated securities in the Statements of Operations.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2012 and the related unrealized appreciation (depreciation) were as follows:

Portfolio	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Pathfinder Aggressive	$ 70,982	$ 899	$ 4,495	$ (3,596)
Pathfinder Conservative	98,227	2,283	346	1,937
Pathfinder Moderate	641,795	16,801	5,580	11,221
Pathfinder Moderately Aggressive	810,331	14,275	13,361	914
Pathfinder Moderately Conservative	213,083	4,943	1,427	3,516
Asset Strategy	1,019,906	248,104	42,699	205,405
Balanced	277,444	75,898	1,680	74,218
Bond	565,622	32,346	6,161	26,185
Core Equity	327,317	71,641	7,786	63,855
Dividend Opportunities	338,287	53,375	8,767	44,608
Energy	66,793	4,618	7,420	(2,802)
Global Bond	10,063	113	232	(119)
Global Natural Resources	213,793	5,700	49,437	(43,737)
Growth	793,387	182,238	15,528	166,710
High Income	334,352	10,645	6,047	4,598
International Core Equity	556,030	23,571	59,271	(35,700)
International Growth	275,674	26,066	24,063	2,003
Limited-Term Bond	272,486	5,252	194	5,058
Micro Cap Growth	41,855	10,972	2,383	8,589
Mid Cap Growth	192,676	27,448	15,685	11,763
Money Market	228,206	—	—	—
Real Estate Securities	35,417	6,109	1,308	4,801
Science and Technology	261,584	75,234	23,380	51,854
Small Cap Growth	324,496	62,863	31,431	31,432
Small Cap Value	236,916	18,489	16,358	2,131
Value	304,084	27,759	26,560	1,199

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the year ended December 31, 2011 and the post-October and late-year ordinary activity updated with information available through the date of this report were as follows:

Portfolio	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Pathfinder Aggressive	$ 1,022	$ 775	$ 1,552	$ 2,939	$—	$ —	$ —
Pathfinder Conservative	1,231	896	1,184	2,834	—	—	—
Pathfinder Moderate	6,754	6,330	6,406	17,759	—	—	—
Pathfinder Moderately Aggressive	6,751	6,508	7,175	20,571	—	—	—
Pathfinder Moderately Conservative	2,451	2,024	2,215	6,039	—	—	—
Asset Strategy	13,548	14,500	—	—	—	10,645	—
Balanced	10,690	5,320	23,651	19,279	—	—	—
Bond	14,862	18,937	3,669	4,252	—	—	—
Core Equity	5,896	9,061	8,922	31,760	—	—	—
Dividend Opportunities	3,119	4,027	—	—	—	1,661	—
Energy	—	—	—	—	—	—	—
Global Bond	183	1	—	—	—	—	—
Global Natural Resources	—	—	—	10,942	—	—	121
Growth	3,556	13,988	32,422	59,232	—	—	—
High Income	18,585	21,216	—	—	—	—	—
International Core Equity	8,611	12,817	—	4,648	—	—	—
International Growth	1,401	5,709	—	18,660	—	—	—
Limited-Term Bond	3,627	41	—	—	—	—	—
Micro Cap Growth	—	—	—	3,947	—	—	—
Mid Cap Growth	1,567	907	3,645	18,940	—	—	—
Money Market	41	3	—	—	—	—	—
Real Estate Securities	308	291	—	—	—	—	—
Science and Technology	4,082	—	7,466	22,377	—	2,206	—
Small Cap Growth	2,293	8,252	1,064	—	—	—	—
Small Cap Value	1,076	1,052	—	15,408	—	—	—
Value	2,231	4,156	—	24,468	—	—	—

Internal Revenue Code regulations permit each Portfolio to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Portfolio is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of December 31, 2011 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), the Portfolio is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Portfolio's first fiscal year end subject to the Modernization Act is December 31, 2011. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable portfolios electing to be taxed as a RIC during the period ended December 31, 2011:

Portfolio	Pre-Enactment							Post-Enactment	
	2012	2013	2014	2015	2016	2017	2018	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Asset Strategy	$—	$—	$—	$—	$ —	$22,940	$46,718	$ —	$—
Bond	—	—	—	—	—	1,936	—	—	—
Dividend Opportunities	—	—	—	—	—	2,994	—	—	—
Energy	—	—	—	—	1,276	1,950	432	734	—
Global Bond	—	—	—	—	—	—	—	31	39
High Income	—	—	—	—	1,821	12,096	—	—	—
Limited-Term Bond	—	—	—	—	—	—	96	995	—
Real Estate Securities	—	—	—	—	—	4,367	—	—	—

12. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

The SEC Order further requires that the $50 million in settlement amounts will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Trustees. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov.

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds Variable Insurance Portfolios uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Portfolio voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Portfolio for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

This page is for your notes and calculations.

This page is for your notes and calculations.

The Ivy Funds Variable Insurance Portfolios Family

Global/International Portfolios

International Core Equity

International Growth

Domestic Equity Portfolios

Core Equity

Dividend Opportunities

Growth

Micro Cap Growth

Mid Cap Growth

Small Cap Growth

Small Cap Value

Value

Fixed Income Portfolios

Bond

Global Bond

High Income

Limited-Term Bond

Money Market Portfolios

Money Market

Specialty Portfolios

Asset Strategy

Balanced

Energy

Global Natural Resources

Pathfinder Aggressive

Pathfinder Conservative

Pathfinder Moderate

Pathfinder Moderately Aggressive

Pathfinder Moderately Conservative

Real Estate Securities

Science and Technology

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of Ivy Funds Variable Insurance Portfolios. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the current Portfolio prospectus as well as the variable product prospectus.

SEMIANN-IVYVIP (6-12)